
13001402

Signal. With integrity.

World-leading innovations.




Inphi®

2012 Annual Report

Addressing the Layer 1 Interconnect Bandwidth Gap


Optics to Network
Network to CPU
CPU to Memory
Ampilifier
CDR
Buffer
Optical Fiber
RDIMM / LRDIMM Memory
Driver
SerDes
Register

Performance Uncompromised from Fiber to Memory

2012 Annual Revenue (in millions)


100
90
80
70
60
50
40
30
20
10
0
$7
$21
$36
$43
$59
$83
$79
$91
2005
2006
2007
2008
2009
2010
2011
2012

* GAAP revenue


Inphi
Think fast.

April 25, 2013

To Our Shareholders:

It has been a little over one year since I joined Inphi as CEO. And I am extremely grateful to you, our loyal shareholders, for your support during 2012.

2012 has been a year of regained focus for Inphi:

- We grew revenue 16% year-on-year from $78M in 2011 to $92M in 2012. This represented 42% share of our serviceable available market.
- We focused the company on Layer 1 Interconnect from fiber to memory because of the market need for high-speed data transport. Our architecture, engineering and operations talent conceives and puts into production high-quality, differentiated products that meet this market demand. This Layer 1 focus creates a close alignment with our customers' strategies and our partners' roadmaps.
- We are hiring and retaining the best minds in the industry. We grew our talented team from 152 employees at the start of 2012, to 194 at the end of 2012. This 27% increase in headcount was for specific, high return-on-investment products. We also doubled the number of ecosystem partners we supported during the year.
- We delivered 14 new products during the year, positioning us to be able to address the forecasted total available market of $1B by 2015 in computing and communication markets.
- We serve the long-haul, metro and data center market segments that are migrating to 100 Gibabit per second interfaces, coherent technology and DDR4 memory. This creates an increasing bandwidth need that further enlarges our market.
- As a component company, our success is dependent on our customers' success. Our continued focus on innovation and quality provides them with the technology they need to sell their systems and sub-systems.
- We maintained healthy gross margins of 65%, demonstrating the differentiation and value add that we bring to our customers.
- Because of our constant focus on delivering innovation and quality, we significantly increased our design wins at customers and partners.
- We have a strong and competent leadership and team. 70% of our workforce is composed of engineering and operations. To continue our growth, we intend to remain a highly technical company. We will continue to provide mixed-signal integrated circuit solutions that result in better power, better performance, lower cost and functional fit to our customers' application requirements.
- We are migrating our culture to one where each employee is a leader, enabling us to scale to the next higher level. At the same time, we are continuing to refine and streamline our processes.

This momentum in 2012 is enabling us to overcome short-term macro-economic challenges. And we are well positioned to grow further, and deliver increased shareholder value in 2013. Thank you again for your support.

Regards,

Ford Tamer,
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34942


Inphi
Think fast.

Inphi Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0557980**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2953 Bunker Hill Lane, Suite 300,
Santa Clara, California 95054
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (408) 217-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, $0.001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $199 million, based on the closing price of the common stock as reported on the New York Stock Exchange for that date.

The total number of shares outstanding of the Registrant's common stock, $0.001 par value per share, as of February 28, 2013 was 29,040,159.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement for the 2013 Annual Meeting of Stockholders to be filed no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2012.

INPHI CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

ITEM 1. *BUSINESS*

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the terms "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements are statements that relate to future periods and include statements regarding our anticipated trends and challenges in our business and the markets in which we operate, including the market for 40G and 100G high-speed analog semiconductor solutions, our plans for future products, expansion of our product offerings and enhancements of existing products, our expectations regarding our expenses and revenue, sources of revenue, our tax benefits, the benefits of our products and services, timing of the development of our products, our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing, our anticipated growth and growth strategies, our ability to retain and attract customers, particularly in light of our dependence on a limited number of customers for a substantial portion of our revenue, our expectations regarding competition, interest rate sensitivity, adequacy of our disclosure controls, our legal proceedings and warranty claims. These forward-looking statements involved known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these or any other forward-looking statements. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as factors affecting our results of operations, our ability to manage our growth, our ability to sustain or increase profitability, demand for our solutions, the effect of declines in average selling prices for our products, our ability to compete, our ability to rapidly develop new technology and introduce new products, our ability to safeguard our intellectual property, trends in the semiconductor industry and fluctuations in general economic conditions, and the risks set forth throughout this Report, including the risks set forth under Part I, "Item 1A, Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectations and reflect management's opinions only as of the date hereof. These forward-looking statements speak only as of the date of this Report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

All references to "Inphi," "we," "us" or "our" mean Inphi Corporation.

Inphi®, iMB™ and the Inphi logo are trademarks or service marks owned by Inphi. All other trademarks, service marks and trade names appearing in this report are the property of their respective owners.

Overview

Our Company

We are a fabless provider of high-speed analog and mixed signal semiconductor solutions for the communications, datacenter and computing markets. We often refer to our business as covering various data transport segments from "fiber to memory". Our analog and mixed signal semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Our semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications, datacenter and computing infrastructures. Our solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenters and enterprise servers, storage platforms, test and measurement equipment and military systems. We provide 40G and 100G high-speed analog semiconductor solutions for the communications market and high-speed memory interface solutions for the computing market.

We leverage our proprietary high-speed analog and mixed signal processing expertise and our deep understanding of system architectures to address data bottlenecks in current and emerging communications, enterprise network, computing and storage architectures. We develop these solutions as a result of our competitive strengths, including our system-level simulation capabilities, analog design expertise, strong relationships with industry leaders, extensive broad process technology experience and high-speed package modeling and design expertise. We use our core technology and strength in high-speed analog design to enable our customers to deploy next generation communications and computing systems that operate with high performance at high speed. We believe we are at the forefront of developing semiconductor solutions that deliver 100G speeds throughout the network infrastructure, including core, metro and the datacenter. Furthermore, our analog signal processing expertise enables us to improve throughput in computing systems. For example, some of our computing products enable up to four times the memory capacity on server platforms while using the current generation of memory devices.

We have ongoing, informal collaborative discussions with industry and technology leaders such as Advanced Micro Devices, Inc. (AMD), Alcatel-Lucent, ARM Ltd., Cisco Systems, Inc., Juniper Networks Inc., Intel Corporation, Micron Technology, Inc., Samsung and SK Hynix Inc. to design architectures and products that solve bandwidth bottlenecks in existing and next generation communications and computing systems. Although we generally do not have any formal collaboration agreements with these entities, we often engage in informal discussions with these entities with respect to anticipated technological challenges, next generation customer requirements and industry conventions and standards. We help define industry conventions and standards within the markets we target by collaborating with technology leaders, original equipment manufacturers or OEMs, systems manufacturers and standards bodies. Our products are designed into systems sold by OEMs, including Alcatel-Lucent, Cisco, Dell Inc., EMC Corporation, Hewlett-Packard Company, International Business Machines Corporation, Juniper and Oracle Corporation. We believe we are one of a limited number of suppliers to these OEMs, and in some cases we may be the sole supplier for certain applications. We sell both directly to these OEMs and to other intermediary systems or module manufacturers that, in turn, sell to these OEMs.

Our Business

Our semiconductor solutions leverage our deep understanding of high-speed analog and mixed signal processing and our system architecture knowledge to address data bottlenecks in current and emerging network and datacenter architectures. We design and develop our products for the communications and computing markets, which typically have two to three year design cycles, and product life cycles of five or more years. We believe our leadership position in developing high-speed analog semiconductors is a result of the following core strengths:

- ***System-Level Simulation Capabilities.*** We design our high-speed analog semiconductor solutions to be critical components in complex systems. In order to understand and solve system problems, we work closely with systems vendors to develop proprietary component, channel and system simulation models. We use these proprietary simulation and validation tools to accurately predict system performance prior to fabricating the semiconductor or alternately, to identify and optimize critical semiconductor parameters to satisfy customer system requirements. We use these simulation and validation capabilities to reduce our customers' time to market and engineering investments, thus enabling us to establish differentiated design relationships with our customers.
- ***Analog Design Expertise.*** We believe that we are a leader in developing broadband analog semiconductors operating at high frequencies of up to 100 GHz. High-speed analog circuit design is extremely challenging because, as frequencies increase, semiconductors are increasingly sensitive to temperature, power supply noise, process variation and interaction with neighboring circuit elements. Development of components that work robustly at high frequencies requires an understanding of analog circuit design, including electromagnetic theory and practical experience in implementation and testing. Our analog design expertise has enabled us to design and commercially ship several first in the

world technologies including the first 100G linear transimpedance amplifier, or TIA, that is now being widely deployed in volume globally in Long Haul networking infrastructures. We also launched the industry's first complementary metal oxide semiconductor or CMOS based 100G physical layers or PHYs and clock and data recovery or CDRs for Ethernet and optical transport network applications. These high speed serial PHYs are designed in a generic CMOS process to target much lower power compared to silicon germanium or SiGe based products, while reducing the design footprint and improving manufacturability.

- ***Strong Relationships with Industry Leaders.*** We develop many of our high-speed analog semiconductor solutions for applications and systems that are driven by industry leaders in the communications, datacenter and computing markets. Through our established relationships with industry leaders, we have repeatedly demonstrated the ability to address their technological challenges. As a result, we are designed into several of their current systems and believe we are well-positioned to develop high-speed analog semiconductor solutions for their emerging architectures. For instance, our high-speed memory interface designs have been validated for Intel's Xeon® Core i7® and next generation platforms. We have ongoing, informal collaborative discussions with communication and networking companies such as Alcatel-Lucent, Cisco, Ciena Corporation, and Juniper, among others to address their next generation 100G efforts. Specifically, we engage in informal discussions with these entities with respect to anticipated technological challenges, next generation customer requirements and industry conventions and standards. As a result of our development efforts with industry leaders, we help define industry conventions and standards within the markets we target by collaborating with technology leaders, OEMs and systems manufacturers, as well as standards bodies such as the Joint Electronic Device Engineering Councils, or JEDEC, and the Institute of Electrical and Electronic Engineers, or IEEE, and the Optical Internetworking Forum, or OIF, to establish industry standards.

- ***Broad Process Technology.*** We employ process technology experts, device technologists and circuit designers who have extensive experience in many process technologies including CMOS, SiGe and III-V technologies such as gallium arsenide, or GaAs, or indium phosphide, or InP. We have developed specific internal models and design kits for each process to support a uniform design methodology across all of our semiconductor solutions. For example, our products using 40 nanometer CMOS technology require development of accurate models for sub-circuits such as integrated phase lock loop, or PLLs, varactors and inductors. As another example, for III-V materials-based processes, in-house model development is a necessity and we believe also provides a substantial competitive advantage because these processes have complex material and device interactions. Combined with our fabless manufacturing strategy, our design expertise, proprietary model libraries and uniform design methodology allow us to use the best possible materials and substrates to design and develop our semiconductor solutions. We believe that our ability to design high-speed analog semiconductors in a wide range of materials and process technologies allows us to provide superior performance, power, cost and reliability for a specific set of market requirements.

- ***High-Speed Package Modeling and Design.*** We have developed deep expertise in high-speed package modeling and design, since introducing the first high-speed 50 GHz MUX and DEMUX product in 2001. At high frequencies, the interaction between an analog device, its package and the external environment can significantly affect product performance. Accurately modeling and developing advanced packaging allows semiconductor solutions to address this challenge. Due to the advanced nature of this work, there is a limited supply of engineers with experience in high-speed package modeling and design, and therefore this required expertise can be difficult to acquire for companies that have not invested in developing such a skill set. We have developed an infrastructure to simulate electrical, mechanical and thermal properties of devices and packages that we integrate within our semiconductor design process and implement at our third-party packaging providers. Modeling is an inherently iterative process, and since our model libraries are used extensively by our circuit designers, the accuracy and value of these models increases over time. Our current packaging and modeling techniques enable us to deliver semiconductors that are energy efficient, offer high-speed processing and enable advanced signal integrity, all in a small footprint.

We believe that our system-level simulation capabilities, our analog design and broad process technology design capabilities as well as our strengths in packaging enable us to differentiate ourselves by delivering advanced high-speed analog signal processing solutions. For example, we believe we are the first vendor who has successfully commercialized 100G Ethernet PHYs and CDRs in standard CMOS process. Within the server market, we have applied our analog signal processing expertise to develop our isolation memory buffer, or iMB™ technology, which is designed to expand the memory capacity in existing server and computing platforms. Adoption of the iMB™ allows up to four times the memory capacity to be installed in a server platform, while using the current generation of memory devices.

We believe the key benefits that our solutions provide to our customers are as follows:

- ***High Performance.*** Our high-speed analog semiconductor solutions are designed to meet the specific technical requirements of our customers in their respective end-markets. In many cases, our close design relationships and deep engineering expertise put us in a position where we are one of a limited group of semiconductor vendors that can provide the necessary solution. For instance, in the broadband communications market, we believe our products achieve the highest signal integrity and attain superior signal transmission distance at required error-free or low error rates. In the computing and datacenter market, we believe our products achieve industry leading data transfer rates at the smallest die size.
- ***Low Power and Small Footprint.*** In each of the end markets that we serve, the power budget of the overall system is a key consideration for systems designers. Power consumption greatly impacts system operation cost, footprint and cooling requirements, and is increasingly becoming a point of focus for our customers. We believe that our high speed analog signal processing solutions enable our customers to implement system architectures that reduce overall system power consumption. We also believe that, at high frequencies, our high-speed analog semiconductor devices typically consume less power than competitors' standard designs, which often incorporate power-consuming digital signal processing to perform data transfer functions, thereby further reducing overall system power consumption. In addition, in many of our applications, we are able to design and deliver semiconductors that have a smaller footprint and therefore reduce the overall system size.
- ***Faster Time to Market.*** Our customers compete in markets that require high-speed, reliable semiconductors that can be integrated into their systems as soon as new market opportunities develop. To meet our customers' time-to-market requirements, we work closely with them early in their design cycles and are actively involved in their development processes. Over the past ten years, we have developed methodologies and simulation environments that accurately predict the behavior of complex integrated circuits within various communications systems. In addition, we have developed an extensive internal library of proven building block circuits such as amplifiers, phase frequency detectors and transmitters that are reused to shorten design cycles and reduce risk.

Products

Our products address bandwidth bottlenecks throughout the network communications and computing infrastructure markets – from "fiber to memory", as depicted in the illustration below. For instance, our products find application in devices such as dense wavelength division multiplexers that enable core and aggregation networks as well as less complex optical interface links within data center communication infrastructures. In addition, our high-speed memory interface products can be found in servers where they allow CPUs to better utilize available memory resources.


Optics to Network
Network to CPU
CPU to Memory
Amplifier
CDR
Buffer
Optical
Fiber
Driver
SerDes
Register
RDIMM
LRDIMM
Memory

As of December 31, 2012, we had more than 170 products, including products that have commercially shipped, products for which we have shipped engineering samples and products under development, that perform a wide range of functions such as amplifying, encoding, multiplexing, demultiplexing, retiming and buffering data and clock signals at speeds up to 100 Gbps. These products are key enablers for servers, routers, switches, storage and other equipment that process, store and transport data traffic. We introduced 15 and 8 new products in 2012 and 2011, respectively. We design and develop our products for the communications and computing markets, which typically have two to three year design cycles, and product life cycles as long as five years or more.

In 2009, we successfully introduced and began to ship a new product in production which we identify as product number INSSTE32882-GS04, or the GS04 product, and which consists of an integrated PLL and register buffer. Sales of the GS04 product comprised 18% of our total revenue in 2010. In 2010, we began to ship in production volume a "low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882LV-GS02, or the GS02 product. Sales of the GS02 product comprised 38% and 32% of our total revenue in 2011 and 2010, respectively. In 2011, we began to ship in production volume a new "ultra-low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882UV-GS02, or the GS02UV product. Sales of the GS02UV product comprised 45% and 13% of our total revenue in 2012 and 2011, respectively. In 2010, we introduced and began to ship in commercial volume a dual, differential linear transimpedance amplifier which we identify as product number 2850TA-SO1D. Sales of 2850TA-SO1D product comprised 14% of our total revenue in 2012. There were no other products that generated more than 10% of our total revenue in 2012, 2011 or 2010.

Each of our products are currently in commercial production except for our CDR and serializer/deserializer or SerDes products which are currently in development. We expect that the CDR and SerDes products to commence commercial production in 2013.

Customers

We sell our products directly to OEMs and indirectly to OEMs through module manufacturers, original design manufacturers or ODMs and sub-systems providers. We work closely with technology leaders, including microprocessor, memory vendors, communications equipment and optical module companies, to design architectures and products that help solve bandwidth bottlenecks in and between systems. These technology leaders often design our products into reference designs, which they provide to their customers and suppliers. For example, in the server market we work closely with major CPU manufacturers to address the bottleneck between the CPU and the increasing amount of memory attached to it. These CPU manufacturers then provide their server CPU customers and memory module partners with a validation report, including validation of our memory interface products. These server OEMs and memory module companies then design our memory interface products into their production systems. Ultimately, our sales into these servers are to memory module companies, including Micron, Samsung, SK Hynix and others. In the networking market, we work closely with OEMs to deliver high performance communication links. These OEMs design our product into their systems and then require their ODM and electronics manufacturing services suppliers to purchase and use that specific product from us. We also work directly with optical module manufacturers to design our products into their modules, which they sell to OEMs.

We work closely with our customers throughout design cycles that often last two to three years and we are able to develop long-term relationships with them as our technology becomes embedded in their products. As a result, we believe we are well-positioned to not only be designed into their current systems, but also to continually develop next generation high-speed analog semiconductor solutions for their future products. During the year ended December 31, 2012, we sold our products to more than 160 customers.

Sales to customers in Asia accounted for 65%, 69% and 80% of our total revenue in 2012, 2011 and 2010, respectively. Because many of our customers or their OEM manufacturers are located in Asia, we anticipate that a majority of our future revenue will continue to come from sales to that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold to end users outside Asia.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. In the year ended December 31, 2012, Samsung and SK Hynix accounted for 19% and 15% of our total revenue, respectively, and our 10 largest customers collectively accounted for 75% of our total revenue. In addition, sales directly and through distributors to Micron accounted for 14% of our total revenue in the year ended December 31, 2012. In the year ended December 31, 2011, Samsung and SK Hynix accounted for 27% and 14% of our total revenue, respectively, and our 10 largest customers collectively accounted for 73% of our total revenue. In addition, sales directly and through distributors to Micron accounted for 11% of our total revenue in the year ended December 31, 2011. No other single customer directly or indirectly accounted for more than 10% of our total revenue in 2012 or 2011.

Sales and Marketing

Our design cycle from initial engagement to volume shipment is typically two to three years, with product life cycles in the markets we serve ranging from two to 10 years or more. For many of our products, early engagement with our customers' technical staff is necessary for success. To ensure an adequate level of early engagement, our application and development engineers work closely with our customers to identify and propose solutions to their systems challenges.

In addition to our direct customers, we work closely with technology leaders such as Intel, ARM and AMD for the computing and storage markets and Alcatel-Lucent, Cisco and Juniper for the networking and communications market to anticipate and solve next generation challenges facing our customers. As part of the sales and product development process, we often design our products in close collaboration with these industry leaders and help define their architecture. We also participate actively in setting industry standards with organizations such as IEEE, JEDEC and OIF to have a voice in the definition of future market trends.

We sell our products worldwide through multiple channels, including our direct sales force and a network of sales representatives and distributors. For the year ended December 31, 2012, 85% of our revenue was generated by our direct sales team and third-party sales representatives. We operate direct sales offices in Japan, Korea, Singapore, Taiwan and the United States and employ sales personnel that cover our direct customers and manage our channel partners. We utilize two sales representatives and three distributors in Asia, a distributor in Europe, a distributor in Israel, ten sales representatives and two distributors in North America and a distributor in Japan. Our channel network includes more than 100 sales professionals to support our products and customers, including seven in Japan, 21 in Asia (other than Japan), 62 in North America and 26 in Europe, the Middle East and Africa, or EMEA. All of these sales professionals are sales agents and are employed by our distributors and sales representatives except for 17 sales agents who are our direct employees, including two in Japan, four in Asia, eight in North America and three in EMEA. We believe these distributors and sales representatives have the requisite technical experience in our target markets and are able to leverage existing relationships and understanding of our customers' products to effectively sell our products. Given the breadth of our target markets, customers and products, we provide our direct and indirect sales teams with regular training and share product information with our customers and sales team using web-based tools.

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test manufacturing contractors to manufacture, assemble and test our semiconductor products. We also inspect and test parts in our Westlake Village, California, facility. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe outsourcing many of our manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

We subject our third-party manufacturing contractors to qualification requirements in order to meet the high quality and reliability standards required of our products. We carefully qualify each of our partners and processes before applying the technology to our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

- ***Wafer Fabrication.*** We currently utilize a wide range of semiconductor processes to develop and manufacture our products. Each of our foundries tends to specialize in a particular semiconductor wafer process technology. We choose the semiconductor process and foundry that we believe provides the best combination of performance attributes for any particular product. For most of our products, we utilize a single foundry for semiconductor wafer production. Our principal foundries are Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, in Taiwan, Sumitomo Electric Device Innovations Inc., or SEDI, in Japan, WIN Semiconductors Corp. in Taiwan, and TowerJazz Semiconductor Ltd. in North America.
- ***Package and Assembly.*** Upon the completion of processing at the foundry, the finished wafers are shipped to our third-party assemblers for packaging and assembly. Currently, our principal packaging and assembly contractors are Orient Semiconductor Electronics Ltd., or OSE in Taiwan, STATS ChipPAC Ltd. in Korea, Kyocera Corporation in North America and Japan, and AIC Semiconductor, or AIC in Malaysia.
- ***Test.*** At the last stage of integrated circuit production, our third-party test service providers test the packaged and assembled integrated circuits. Currently, OSE in Taiwan, Advanced Semiconductor Engineering or ASE in California, STATS ChipPAC in Korea, Evans Analytical Group or EAG, in North America and Presto Engineering in North America are our test partners. We also perform testing in our Westlake Village, California, facility.

We are committed to maintaining the highest level of quality in our products. Our objective is that our products meet all of our customer requirements, are delivered on-time and function reliably throughout their useful lives. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2008 standards. Our manufacturing partners are also ISO 9001 certified.

Research and Development

We focus our research and development efforts on developing products that address bandwidth bottlenecks in networks and minimize latency in computing environments. We believe that our continued success depends on our ability to both introduce improved versions of our existing products and to develop new products for the markets that we serve. We devote a portion of our resources to expanding our core technology including efforts in system-level simulation, high-speed analog design, supporting a broad range of process technologies and high-speed package modeling and design.

We develop models that are used as an input to a combination of proprietary and commercially available simulation tools. We use these tools to predict overall system performance based on the performance of our product. After our product is manufactured, we perform system measurements and refine our model set to improve the model's accuracy and predictive ability. As a result, our models and simulation tools have improved over time and we have been able to very accurately predict overall system performance prior to fabricating a part.

We have assembled a core team of experienced engineers and systems designers in two design centers located in the United States and United Kingdom. Our technical team typically has, on average, more than 20 years of industry experience with more than 64% having advanced degrees and more than 19% having Ph.Ds. These engineers and designers are involved in advancing our core technologies, as well as applying these core technologies to our product development activities across a number of areas including telecommunications transport systems, enterprise networking equipment, datacenters and enterprise servers, storage platforms, test and measurement and military systems. In 2012, 2011 and 2010, our research and development expenses were $40.1 million, $28.6 million and $23.8 million, respectively.

Competition

The global semiconductor market in general, and the communications and computing markets in particular, are highly competitive. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors include Broadcom Corporation, Hittite Microwave Corporation, Integrated Device Technology, Inc., or IDT, M/A-COM Technology Solutions Inc., Semtech Corp., Triquint Semiconductor and Texas Instruments Incorporated, as well as other smaller analog signal processing companies. We expect competition in our target markets to increase in the future as existing competitors improve or expand their product offerings.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors are significantly larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition and broader product offerings with which to withstand similar adverse economic or market conditions in the future. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including:

- product performance;
- power budget;

- features and functionality;
- customer relationships;
- size;
- ease of system design;
- product roadmap;
- reputation and reliability;
- customer support; and
- price.

We believe we compete favorably with respect to each of these factors. We maintain our competitive position through our ability to successfully design, develop and market complex high-speed analog solutions for the customers that we serve.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of December 31, 2012, we had 38 issued and allowed patents in the United States and other patent applications pending in the United States. The 38 issued and allowed patents in the United States expire in the years beginning in 2021 through 2027. Many of our issued patents and pending patent applications relate to high-speed circuit and package designs.

We may not receive competitive advantages from any rights granted under our patents, and our patent applications may not result in the issuance of any patents. In addition, any future patent may be opposed, contested, circumvented, designed around by a third party or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us.

In addition to our own intellectual property, we also use third-party licensors for certain technologies embedded in our semiconductor solutions. These are typically non-exclusive contracts provided under paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any maintenance fees that may be due. To date, maintenance fees have not constituted a significant portion of our capital expenditures. We have entered into a number of licensing arrangements pursuant to which we license third-party technologies. We do not believe our business is dependent to any significant degree on any individual third-party license.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. We rely in part on United States and international copyright laws to protect our mask work. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our software, technology or other information that we regard as proprietary intellectual property. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits could subject us to significant liability for damages, invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Employees

At December 31, 2012, we employed 192 full-time equivalent employees, including 113 in research, product development and engineering, 28 in sales and marketing, 19 in general and administrative management and 32 in manufacturing logistics. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Other

We were incorporated in Delaware in November 2000 as TCom Communications, Inc. and changed our name to Inphi Corporation in February 2001. Our principal executive offices are located at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054. Our telephone number at that location is (408) 217-7300. Our website address is *www.inphi.com*. Information on our website is not part of this report and should not be relied upon in determining whether to make an investment decision. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

We electronically file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended with the SEC. The public may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports with the SEC on our website.

ITEM 1A. *RISK FACTORS*

Risks Related to Our Business

Our revenue and operating results can fluctuate from period to period, which could cause our share price to fluctuate.

Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this report:

- the receipt, reduction or cancellation of orders by customers;
- fluctuations in the levels of component inventories held by our customers;
- the gain or loss of significant customers;

- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product announcements and introductions by us or our competitors;
- incurrence of research and development and related new product expenditures;
- fluctuations in sales by module manufacturers who incorporate our semiconductor solutions in their products, such as memory modules;
- cyclical fluctuations in our markets;
- fluctuations in our manufacturing yields;
- significant warranty claims, including those not covered by our suppliers;
- changes in our product mix or customer mix;
- intellectual property disputes; and
- loss of key personnel or the inability to attract qualified engineers.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause our share price to decline.

We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future.

As of December 31, 2012, we had an accumulated deficit of $53.4 million. We have incurred net losses in each year through 2008. We also generated net loss of $20.7 million for the year ended December 31, 2012. We generated net income of $1.9 million and $26.1 million for the years ended December 31, 2011 and 2010, respectively. We may continue to incur net losses in the future.

We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, one or more of our major customers could negatively impact our revenue and operating results. In addition, if we offer more favorable prices to attract or retain customers, our average selling prices and gross margins would decline.

For the year ended December 31, 2012, Samsung and SK Hynix accounted for 19% and 15% of our total revenue, respectively, and our 10 largest customers collectively accounted for 75% of our total revenue. In addition, sales directly and through distributors to Micron accounted for 14% of our total revenue in the year ended December 31, 2012. For the year ended December 31, 2011, Samsung and SK Hynix accounted for 27% and 14% of our total revenue, respectively, and our 10 largest customers collectively accounted for 73% of our total revenue. In addition, sales directly and through distributors to Micron accounted for 11% of our total revenue in the year ended December 31, 2011. Some of our customers, including Samsung, SK Hynix and Micron, use our products primarily in high-speed memory devices. We believe our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase our products at all, may purchase fewer products than they did in the past or may alter their purchasing patterns.

In addition, our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could negatively impact our revenue and materially and adversely affect our results of operations.

We do not have long-term purchase commitments from our customers and if our customers cancel or change their purchase commitments, our revenue and operating results could suffer.

Substantially all of our sales to date, including sales to Samsung, SK Hynix and Micron, have been made on a purchase order basis. We do not have any long-term commitments with any of our customers. As a result, our customers may cancel, change or delay product purchase commitments with little or no notice to us and without penalty. This in turn could cause our revenue to decline and materially and adversely affect our results of operations.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and which could harm our relationships with our customers and distributors.

The semiconductor industry is characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. For example, Netlist, Inc. filed suit against us in the United States District Court, Central District of California, in September 2009, alleging that our iMB™ and certain other memory module components infringe three of Netlist's patents. For more details, see Part I, "Item 3, Legal Proceedings."

Infringement claims also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

- cease the manufacture, use or sale of the infringing products, processes or technology;
- pay substantial damages for infringement;
- expend significant resources to develop non-infringing products, processes or technology, which may not be successful;
- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
- cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
- pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expenditures prior to generating any revenue or without any guarantee of any revenue related to this business. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenue from a product. If we fail to generate revenue after incurring substantial expenses to develop our products, our business and operating results would suffer.

We are focused on winning more competitive bid processes, known as "design wins," that enable us to sell our high-speed analog semiconductor solutions for use in our customers' products. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win could prevent us from offering an entire generation of a product. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes. Even after securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. Our design cycle from initial engagement to volume shipment is typically two to three years.

The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design from one of our competitors, causing us to lose anticipated revenue. In addition, any delay or cancellation of a customer's plans could materially and adversely affect our financial results, as we may have incurred significant expense without generating any revenue. Finally, our customers' failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful in or delayed in qualifying any of our products with a customer, our business and operating results would suffer.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process may continue for several months. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third party contractors' manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

The complexity of our products could result in undetected defects and we may be subject to warranty claims and product liability, which could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, our product liability insurance may not adequately cover our costs arising from products defects or otherwise.

Our products are sold as components or as modules for use in larger electronic equipment sold by our customers. A product usually goes through an intense qualification and testing period performed by our customers before being used in production. We primarily outsource our product testing to third parties and also perform some testing in our Westlake Village, California, facility. We inspect and test parts, or have them inspected and tested in order to screen out parts that may be weak or potentially suffer a defect incurred through the manufacturing process. From time to time, we are subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay damage awards. For example, in September 2010, we were informed of a claim related to repair and replacement costs in connection with shipments of over 4,000 integrated circuits made by us during the summer and fall of 2009. We assessed, provided and accumulated additional warranty reserves based on estimated, probable costs to replace these units. Based on our standard warranty provisions, we provided replacement parts to the customer for the known and suspected failures that had occurred. In June 2012, we entered into a settlement agreement with the customer in which we paid $1,750,000 in July 2012.

Generally, our agreements seek to limit our liability to the replacement of the part or to the revenue received for the product, but these limitations on liability may not be effective or sufficient in scope in all cases. If a customer's equipment fails in use, the customer may incur significant monetary damages including an equipment recall or associated replacement expenses, as well as lost revenue. The customer may claim that a defect in our product caused the equipment failure and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective product in systems that have been widely distributed may be lengthy and require significant resources. We may test the affected product to determine the root cause of the problem and to determine appropriate solutions. We may find an appropriate solution or a temporary fix while a permanent solution is being determined. If we are unable to determine the root cause, find an appropriate solution or offer a temporary fix, we may delay shipment to customers. As a result, we may incur significant replacement costs and contract damage claims from our customers as well as harm to our reputation. In certain situations, circumstances might warrant that we consider incurring the costs or expense related to a recall of one of our products in order to avoid the potential claims that may be raised should the customer reasonably rely upon our product only to suffer a failure due to a design or manufacturing process defect. Defects in our products could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, the cost of defending these claims and satisfying any arbitration award or judicial judgment with respect to these claims could harm our business prospects and financial condition. Although we carry product liability insurance, this insurance may not adequately cover our costs arising from defects in our products or otherwise.

We rely on our relationships with industry and technology leaders to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop many of our semiconductor products for applications in systems that are driven by industry and technology leaders in the communications and computing markets. We also work with OEMs, system manufacturers and standards bodies to define industry conventions and standards within our target markets. We believe these relationships enhance our ability to achieve market acceptance and widespread adoption of our products. If we are unable to continue to develop or maintain these relationships, our semiconductor solutions would become less desirable to our customers, our sales would suffer and our competitive position could be harmed.

If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in industries characterized by rapidly changing technologies and industry standards as well as technological obsolescence. We have developed products that may have long product life cycles of 10 years or more, as well as other products in more volatile high growth or rapidly changing areas, which may have shorter life cycles of only two to three years. We believe that our future success depends on our ability to develop and introduce new technologies and products that generate new sources of revenue to replace, or build upon, existing product revenue streams that may be dependent upon limited product life cycles. If we are not able to repeatedly introduce, in successive years, new products that ship in volume, our revenue will likely not grow and may decline significantly and rapidly. In 2009, we successfully introduced and began to ship a new product in production which we identify as product number INSSTE32882-GS04, or the GS04 product, and which consists of an integrated PLL and register buffer. Sales of the GS04 product comprised 18% of our total revenue in 2010. In 2010, we also began to ship in production volume a "low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882LV-GS02, or the GS02 product. Sales of the GS02 product comprised 38% and 32% of our total revenue in 2011 and 2010, respectively. In 2011, we began to ship in production volume a new "ultra-low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882UV-GS02, or the GS02UV product. Sales of the GS02UV product comprised 45% and 13% of our total revenue in 2012 and 2011, respectively. In 2010, we introduced and began to ship in commercial volume a dual, differential linear transimpedance amplifier that we identify as product number 2850TA-SO1D. Sales of 2850TA-SO1D product comprised 14% of our total revenue in 2012. There were no other products that generated more than 10% of our total revenue in 2012, 2011 or 2010.

In 2011, the GS04 product matured and as a result, sales of the GS04 product declined. This underscores the importance of the need for us to continually develop and introduce new products to diversify our revenue base as well as generate new revenue to replace and build upon the success of previously introduced products which may be rapidly maturing.

To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability while meeting the cost expectations of our customers. The introduction of new products by our competitors, the delay or cancellation of a platform for which any of our semiconductor solutions are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive from a pricing standpoint, obsolete and otherwise unmarketable. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and our competitors winning design wins. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. As a result, if we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position, very likely on an extended basis, and operating results will be adversely affected.

If sufficient market demand for 100G solutions does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for 100G solutions, our business, competitive position and operating results would suffer.

We are currently investing significant resources to develop semiconductor solutions supporting 100G data transmission rates in order to increase the number of such solutions in our product line. If we fail to accurately predict market requirements or market demand for 100G semiconductor solutions, or if our 100G semiconductor solutions are not successfully developed or competitive in the industry, our business will suffer. If 100G networks are deployed to a lesser extent or more slowly than we currently anticipate, we may not realize any benefits from our investment. As a result, our business, competitive position, market share and operating results would suffer.

Our target markets may not grow or develop as we currently expect and are subject to market risks, any of which could materially harm our business, revenue and operating results.

To date, a substantial portion of our revenue has been attributable to demand for our products in the communications and computing markets and the growth of these overall markets. These markets have fluctuated in size and growth in recent times. Our operating results are impacted by various trends in these markets. These trends include the deployment and broader market adoption of next generation technologies, such as 40 gigabits per second, or Gbps or G, and 100G, in communications and enterprise networks, timing of next generation network upgrades, the introduction and broader market adoption of next generation server platforms, timing of enterprise upgrades and the introduction and deployment of high-speed memory interfaces in computing platforms. We are unable to predict the timing or direction of the development of these markets with any accuracy. For example, we expect that the deployment of different types of memory devices for which our iMB™ product is designed will be substantially dependent on the development of next generation server platforms. We have not generated any significant revenue from our iMB™ product to date, and if the development or adoption of next generation server platforms is delayed, or if these server platforms do not interoperate with memory devices for which our iMB™ product is designed, we may not realize revenue from our iMB™ product. In addition, because some of our products are not limited in the systems or geographic areas in which they may be deployed, we cannot always determine with accuracy how, where or into which applications our products are being deployed. If our target markets do not grow or develop in ways that we currently expect, demand for our semiconductor products may decrease and our business and operating results could suffer.

We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products and our reputation. Our revenue and operating results would suffer if these third parties fail to deliver products or components in a timely manner and at reasonable cost or if manufacturing capacity is reduced or eliminated as we may be unable to obtain alternative manufacturing capacity.

We operate an outsourced manufacturing business model. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity. We also perform testing in our Westlake Village, California, facility. We generally use a single foundry for the production of each of our various semiconductors. Currently, our principal foundries are SEDI, TSMC, TowerJazz Semiconductor Ltd., and WIN Semiconductors. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Kyocera, OSE, ASE, Presto, EAG, AIC and STATS ChipPAC.

Relying on third-party manufacturing, assembly and testing presents significant risks to us, including the following:

- failure by us, our customers or their end customers to qualify a selected supplier;
- capacity shortages during periods of high demand;
- reduced control over delivery schedules and quality;
- shortages of materials;
- misappropriation of our intellectual property;
- limited warranties on wafers or products supplied to us; and
- potential increases in prices.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, if that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to the recent worldwide decline in the semiconductor industry, or any of those facilities are unable to keep pace with the growth of our business, we could have difficulties fulfilling our customer orders and our revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our revenue could decline and our business, financial condition and results of operations would be adversely affected.

Additionally, as many of our fabrication and assembly and test contractors are located in the Pacific Rim region, principally in Taiwan, our manufacturing capacity may be similarly reduced or eliminated due to natural disasters, political unrest, war, labor strikes, work stoppages or public health crises, such as outbreaks of H1N1 flu. This could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or test from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

Our costs may increase substantially if the wafer foundries that supply our products do not achieve satisfactory product yields or quality.

The wafer fabrication process is an extremely complicated process where the slightest changes in the design, specifications or materials can result in material decreases in manufacturing yields or even the suspension of production. From time to time, our third-party wafer foundries have experienced, and are likely to experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner. We may incur substantial research and development expense for prototype or development stage products as we qualify the products for production.

Generally, in pricing our semiconductors, we assume that manufacturing yields will continue to increase, even as the complexity of our semiconductors increases. Once our semiconductors are initially qualified with our third-party wafer foundries, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the wafers. The minimum acceptable yields for our new products are generally lower at first and increase as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and adversely impact our operating results on sales of our products. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products or materials could have a material adverse affect on our business, revenue and operating results.

We currently do not have long-term supply contracts with any of our third-party contract manufacturers. We make substantially all of our purchases on a purchase order basis, and our contract manufacturers are not required to supply us products for any specific period or in any specific quantity. We expect that it would take approximately nine to 12 months to transition from our current foundry or assembly services to new providers. Such a transition would likely require a qualification process by our customers or their end customers. We generally place orders for products with some of our suppliers several months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party contractors to meet our customers' delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore, were unable to benefit from this incremental demand. None of our third-party contract manufacturers have provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

Our foundry vendors and assembly and test vendors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with our foundry vendor or assembly and test vendors may cause our foundry vendor or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. We do not have long-term supply contracts with our third-party contract manufacturers and if we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. To date, we have not entered into such arrangements with our suppliers. If we need another foundry or assembly and test subcontractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost effectively and quickly retain other vendors to satisfy our requirements.

Many of our customers depend on us as the sole source for a number of our products. If we are unable to deliver these products as the sole supplier or as one of a limited number of suppliers, our relationships with these customers and our business would suffer.

A number of our customers do not have alternative sources for our semiconductor solutions and depend on us as the sole supplier or as one of a limited number of suppliers for these products. Since we outsource our manufacturing to third-party contractors, our ability to deliver our products is substantially dependent on the ability and willingness of our third-party contractors to perform, which is largely outside our control. A failure to deliver our products in sufficient quantities or at all to our customers that depend on us as a sole supplier or as one of a limited number of suppliers may be detrimental to their business and, as a result, our relationship with the customer would be negatively impacted. If we are unable to maintain our relationships with these customers after such failure, our business and financial results may be harmed.

If we are unable to attract, train and retain qualified personnel, particularly our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract and retain qualified personnel, including our management, sales and marketing, and finance, and particularly our design and technical personnel. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. Historically, we have encountered difficulties in hiring qualified engineers because there is a limited pool of engineers with the expertise required in our field. Competition for these personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to attract and retain qualified design and technical personnel, could harm our business, financial condition and results of operations.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

We face intense competition and expect competition to increase in the future. If we fail to compete effectively, it could have an adverse effect on our revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general, and the communications and computing markets in particular, are highly competitive. We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including product performance, power budget, features and functionality, customer relationships, size, ease of system design, product roadmap, reputation and reliability, customer support and price. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors include Broadcom Corporation, Hittite Microwave Corporation, Integrated Device Technology, Inc., M/A-COM Technology Solutions Inc., Semtech Corp., Triquint Semiconductor and Texas Instruments Incorporated, as well as other analog signal processing companies. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We use a significant amount of intellectual property in our business. Monitoring unauthorized use of our intellectual property can be difficult and costly and if we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Effective protection of our intellectual property rights may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. We cannot guarantee that:

- any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;
- our intellectual property rights will provide competitive advantages to us;
- our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
- any of our pending or future patent applications will be issued or have the coverage originally sought;
- our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;
- any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or
- we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses.

We also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Average selling prices of our products generally decrease over time, which could negatively impact our revenue and gross margins.

Our operating results may be impacted by a decline in the average selling prices of our semiconductors. If competition increases in our target markets, we may need to reduce the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher margins, our revenue and gross margins will suffer. To maintain our revenue and gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our costs as well as our customers' costs. Failure to do so would cause our revenue and gross margins to decline.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured using semiconductor foundries according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimates. It is difficult for us to forecast the demand for our products, in part because of the complex supply chain between us and the end-user markets that incorporate our products. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because some of our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory. For example, some of our customers may cancel purchase orders or delay the shipment of their products that incorporate our products as a result of component shortages they may experience due to the earthquakes and tsunami in Japan, or likewise with respect to the flooding in Thailand, which may result in excess or obsolete inventory and impact our sales and operating results. In addition, the rapid pace of innovation in our industry could also render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. In contrast, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We rely on third-party sales representatives and distributors to assist in selling our products. If we fail to retain or find additional sales representatives and distributors, or if any of these parties fail to perform as expected, it could reduce our future sales.

In 2012, we derived 85% of our total revenue from sales by our direct sales team and third-party sales representatives. In addition, in 2012 and 2011, approximately 15% and 17% of our sales were made through third-party distributors, respectively. Two of our distributors, which sell solely to Micron, accounted for 11% and 11% of our total revenue in 2012 and 2011, respectively. We are unable to predict the extent to which these third-party sales representatives and distributors will be successful in marketing and selling our products. Moreover, many of these third-party sales representatives and distributors also market and sell competing products, which may affect the extent to which they promote our products. Even where our relationships are formalized in contracts, our third-party sales representatives and distributors often have the right to terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives and distributors who will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current distributors or find additional or replacement third-party sales representatives and distributors, our business, financial condition and results of operations could be harmed. Additionally, if we terminate our relationship with a distributor, we may be obligated to repurchase unsold products. We record a reserve for estimated returns and price credits. If actual returns and credits exceed our estimates, our operating results could be harmed.

The facilities of our third-party contractors and distributors are located in regions that are subject to earthquakes and other natural disasters.

The facilities of our third-party contractors and distributors are subject to risk of catastrophic loss due to fire, flood or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity and also subject to typhoons and other Pacific storms. Several foundries that manufacture our wafers are located in Taiwan, Japan and California, and a majority of our third-party contractors who assemble and test our products are located in Asia. In addition, our headquarters are located in California. The risk of an earthquake in the Pacific Rim region or California is significant due to the proximity of major earthquake fault lines. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our California locations would materially and adversely affect our business.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner or at all, and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Our business would be adversely affected by the departure of existing members of our senior management team and other key personnel.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of certain key personnel, including Dr. Loi Nguyen, one of our founders and our Vice President of Networking, Communications and Multi-Market Products. In February 2011, our Chief Technology Officer resigned and we promoted our Vice President of Engineering for New Business Initiatives to serve as our new Chief Technology Officer. In February 2012, our President and Chief Executive Officer, Young K. Sohn resigned and was succeeded by Ford Tamer. These changes or future changes could negatively affect our operations and our relationships with our customers, employees and market leaders. In addition, we have not entered into non-compete agreements with members of our senior management team. The loss of any member of our senior management team or key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Potential future acquisitions could be difficult to integrate, divert attention of key personnel, disrupt our business, dilute stockholder value and impair our operating results.

As part of our business strategy, we have pursued and may continue to pursue acquisitions in the future that we believe will complement our business, semiconductor solutions or technologies. For example, in 2010, we acquired all of the outstanding shares of Winyatek Technology Inc., a Taiwanese company. Any acquisition involves a number of risks, many of which could harm our business, including:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company;
- realizing the anticipated benefits of any acquisition;
- difficulties in transitioning and supporting customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products;
- inability to generate sufficient revenue to offset acquisition costs;
- dilutive effect on our stock as a result of any equity-based acquisitions;
- inability to successfully complete transactions with a suitable acquisition candidate; and
- in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our portfolio of marketable securities is significant and subject to market, interest and credit risk that may reduce its value.

We maintain a significant portfolio of marketable securities. Changes in the value of this portfolio could adversely affect our earnings. In particular, the value of our investments may decline due to increases in interest rates, downgrades of money market funds, U.S. Treasuries, municipal bonds, corporate bonds, commercial paper, certificates of deposit, variable rate demand notes and asset backed securities included in our portfolio, instability in the global financial markets that reduces the liquidity of securities included in our portfolio, declines in the value of collateral underlying the asset-backed securities included in our portfolio and other factors. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. Although we attempt to mitigate these risks by investing in high quality securities and continuously monitoring our portfolio's overall risk profile, the value of our investments may nevertheless decline.

Tax benefits that we receive may be terminated or reduced in the future, which would increase our costs.

In 2010, we began to expand our international presence to take advantage of the opportunity to recruit additional engineering design talent, as well as to more closely align our operations geographically with our customers and suppliers in Asia. In certain international jurisdictions, we have also entered into agreements with local governments to provide us with, among other things, favorable local tax rates if certain minimum criteria are met. These agreements may require us to meet several requirements as to investment, headcount and activities to retain this status. We currently believe that we will be able to meet all the terms and conditions specified in these agreements. However, if adverse changes in the economy or changes in technology affect international demand for our products in an unforeseen manner or if we fail to otherwise meet the conditions of the local agreements, we may be subject to additional taxes, which in turn would increase our costs.

Changes in our effective tax rate may harm our results of operations. A number of factors may increase our future effective tax rates, including:

- the jurisdictions in which profits are determined to be earned and taxed;
- the resolution of issues arising from tax audits with various tax authorities;
- changes in the measurement of our deferred tax assets and liabilities and in deferred tax valuation allowances;
- changes in the value of assets or services transferred or provided from one jurisdiction to another;
- adjustments to income taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairments of goodwill in connection with acquisitions;
- changes in available tax credits;
- changes in tax laws or the interpretation of such tax laws, and changes in U.S. generally accepted accounting principles; and
- a decision to repatriate non-U.S. earnings for which we have not previously provided for U.S. taxes.

We are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of being a public company and our management has limited experience managing a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We will need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent registered public accounting firm attest to, the effectiveness of our internal control over financial reporting in our annual report on Form 10-K starting fiscal year ended

December 31, 2011. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by The New York Stock Exchange, or NYSE, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

Our insiders who are significant stockholders may control the election of our board and may have interests that conflict with those of other stockholders.

Our directors and executive officers, together with members of their immediate families and affiliated funds, beneficially owned, in the aggregate, more than 18% of our outstanding capital stock as of December 31, 2012. In addition, entities affiliated with Tallwood I, L.P. beneficially owned 4.0% of our outstanding capital stock as of December 31, 2012. Diosdado Banatao, who is affiliated with Tallwood I, L.P. is currently one of the seven members of our board of directors. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our stockholders' approval, including the election and removal of directors and significant corporate transactions.

Risks Related to Our Industry

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. Our research and development expense was $40.1 million in 2012, $28.6 million in 2011 and $23.8 million in 2010. We are committed to investing in new product development in order to remain competitive in our target markets. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful.

Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.

Our business and operating results are impacted by worldwide economic conditions, including the current European debt crisis. Uncertainty about current global economic conditions may cause businesses to continue to postpone spending in response to tighter credit, unemployment or negative financial news. This in turn could have a material negative effect on the demand for our semiconductor products or the products into which our semiconductors are incorporated. Although the United States economy has recently shown signs of recovery, the strength and duration of any economic recovery will be impacted by the European debt crisis and the reaction to any efforts to address the crisis. Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

- changes in political, regulatory, legal or economic conditions;
- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

- disruptions of capital and trading markets;
- changes in import or export requirements;
- transportation delays;
- civil disturbances or political instability;
- geopolitical turmoil, including terrorism, war or political or military coups;
- public health emergencies;
- differing employment practices and labor standards;
- limitations on our ability under local laws to protect our intellectual property;
- local business and cultural factors that differ from our customary standards and practices;
- nationalization and expropriation;
- changes in tax or intellectual property laws;
- currency fluctuations relating to our international operating activities; and
- difficulty in obtaining distribution and support.

A significant portion of our products are manufactured, assembled and tested outside the United States. Any conflict or uncertainty in these countries, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could harm our business.

Changes in current or future laws or regulations or the imposition of new laws or regulations, including new or changed tax regulations, environmental laws and export control laws, or new interpretations thereof, by federal or state agencies or foreign governments could impair our ability to compete in international markets.

Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the United States or other jurisdictions in which we do business, such as China, Japan, Korea, Singapore and Taiwan, could materially and adversely affect our business, financial condition and results of operations. For example, we have entered into agreements with local governments to provide us with, among other things, favorable local tax rates if certain minimum criteria are met, as discussed in our risk factor entitled "Tax benefits that we received may be terminated or reduced in the future, which would increase our costs." These agreements may require us to meet several requirements as to investment, headcount and activities to retain this status. If we fail to otherwise meet the conditions of the local agreements, we may be subject to additional taxes, which in turn would increase our costs. In addition, potential future U.S. tax legislation could impact the tax benefits we effectively realize under these agreements.

Due to environmental concerns, the use of lead and other hazardous substances in electronic components and systems is receiving increased attention. In response, the European Union passed the Restriction on Hazardous Substances, or RoHS, Directive, legislation that limits the use of lead and other hazardous substances in electrical equipment. The RoHS Directive became effective July 1, 2006. We believe that our current product designs and material supply chains are in compliance with the RoHS Directive. If our product designs or material supply chains are deemed not to be in compliance with the RoHS Directive, we and our third party manufacturers may need to redesign products with components meeting the requirements of the RoHS Directive and we may incur additional expense as well as loss of market share and damage to our reputation.

In addition, we are subject to export control laws, regulations and requirements that limit which products we sell and where and to whom we sell our products. In some cases, it is possible that export licenses would be required from U.S. government agencies for some of our products in accordance with the Export Administration Regulations and the International Traffic in Arms Regulations. We may not be successful in obtaining the necessary export licenses in all instances. Any limitation on our ability to export or sell our products imposed by these laws would adversely affect our business, financial condition and results of operations. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. While we are not aware of any other current or proposed export or import regulations which would materially restrict our ability to sell our products in countries such as China, Japan, Korea, Singapore or Taiwan, any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by these regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business and results of operations could be adversely affected.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For instance, the SEC adopted new disclosure requirements in 2012 relating to the sourcing of certain minerals from the Democratic Republic of Congo and certain other adjoining countries. Those new rules, which will require reporting in 2014, could adversely affect our costs, the availability of minerals used in our products and our relationships with customers and suppliers. Also, since our supply chain is complex, we may face reputational challenges with our customers, stockholders and other stakeholders if we are unable to sufficiently verify the origins for any conflict minerals used in the products that we sell.

We are subject to the cyclical nature of the semiconductor industry, which has suffered and may suffer from future recessionary downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards and wide fluctuations in product supply and demand. The industry experienced a significant downturn during the current global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The most recent downturn and any future downturns could negatively impact our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our integrated circuits. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

Our products must conform to industry standards in order to be accepted by end users in our markets.

Our products comprise only a part of larger electronic systems. All components of these systems must uniformly comply with industry standards in order to operate efficiently together. These industry standards are often developed and promoted by larger companies who are industry leaders and provide other components of the systems in which our products are incorporated. In driving industry standards, these larger companies are able to develop and foster product ecosystems within which our products can be used. We work with a number of these larger companies in helping develop industry standards with which our products are compatible. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Some industry standards may not be widely adopted or implemented uniformly, and competing standards may still emerge that may be preferred by our customers. Products for communications and computing applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain OEMs. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

Risks Related to our Common Stock

The trading price and volume of our common stock is subject to price volatility.

The trading price of our common stock has experienced wide fluctuations. For example, since our initial public offering the closing price of our common stock has ranged from $7.20 to $26.63. Volatility in the market price of our common stock may occur in the future. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this report and others beyond our control, including:

- actual or anticipated fluctuations in our financial condition and operating results;
- changes in the economic performance or market valuations of other companies that provide high-speed analog semiconductor solutions;
- loss of a significant amount of existing business;
- actual or anticipated changes in our growth rate relative to our competitors;
- actual or anticipated fluctuations in our competitors' operating results or changes in their growth rates;
- issuance of new or updated research or reports by securities analysts;
- our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;
- regulatory developments in our target markets affecting us, our customers or our competitors;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- sales or expected sales of additional common stock;
- terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and
- general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Sales of our common stock in the public market or the perception that sales could occur, could cause the market price of our common stock to decline. As of December 31, 2012, we had 28,730,046 shares of common stock outstanding, of which 4,705,884 shares are only eligible for sale upon vesting and subject to the requirements of Rule 144 and trading black-out periods. As resale and other restrictions on these shares end, the market price of our common stock could decline if the holders of these shares sell them or are perceived by the market as intending to sell them.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents, investments in marketable securities, and cash flows from our operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 to 18 months. We operate in an industry, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

- invest in our research and development efforts by hiring additional technical and other personnel;
- expand our operating infrastructure;
- acquire complementary businesses, products, services or technologies; or
- otherwise pursue our strategic plans and respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to incur interest expense. We have not made arrangements to obtain additional financing and there is no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors;
- the classification of our board of directors so that only a portion of our directors are elected each year, with each director serving a three-year term;

- the requirement for advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholders' meeting;
- the ability of our board of directors to alter our bylaws without obtaining stockholder approval;
- the ability of our board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with rights set by our board of directors, which rights could be senior to those of common stock;
- the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent; and
- the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We lease 14,578 square feet of office space in Santa Clara, California, under a lease agreement that expires in July 31, 2015. In 2012, due to expected increase in personnel, we signed a new lease agreement for 28,957 square feet of office space in Santa Clara, California to replace this 14,578 office space. This new space currently serves as our principal executive office and the lease will expire on April 10, 2018. We also lease 29,090 square feet of office space in Westlake Village, California under a lease that expires on December 31, 2016, which we amended in 2012 to expand the leased space by 11,432 square feet for sixty months starting January 1, 2013 through December 31, 2017. Our Singapore subsidiary currently leases 2,368 square feet of office space in Singapore under a lease that expires on March 14, 2014. Our United Kingdom subsidiary currently leases office space in Northamptonshire, England under a lease that expires on September 30, 2013. We believe that current facilities, are sufficient to meet our needs for the foreseeable future. For additional information regarding our obligations under property leases, see Note 16 of Notes to Consolidated Financial Statements, included in Part II, "Item 8, Financial Statements and Supplementary Data".

ITEM 3. ***LEGAL PROCEEDINGS –***

We are currently a party to the following legal proceedings:

Netlist, Inc. v. Inphi Corporation, Case No. 09-cv-6900 (C.D. Cal.)

On September 22, 2009, Netlist filed suit in the United States District Court, Central District of California, or the Court, asserting that we infringe U.S. Patent No. 7,532,537. Netlist filed an amended complaint on December 22, 2009, further asserting that we infringe U.S. Patent Nos. 7,619,912 and 7,636,274, collectively with U.S. Patent No. 7,532,537, the patents-in-suit, and seeking both unspecified monetary damages to be determined and an injunction to prevent further infringement. These infringement claims allege that our iMB™ and certain other memory module components infringe the patents-in-suit. We answered the amended complaint on February 11, 2010 and asserted that we do not infringe the patents-in-suit and that the patents-in-suit are invalid. In 2010, we filed *inter partes* requests for reexamination with the United States Patent and Trademark Office (the "USPTO"), asserting that the patents-in-suit are invalid.

On August 27, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,636,274 and found a substantial new question of patentability based upon each of the different issues that we raised as the reexamination requestor. On September 27, 2011, the Patent Office issued a First Office Action based on the Netlist '274 Patent Reexamination Request and rejected 91 of its 97 claims. On October 27, 2011, Netlist responded to the USPTO determination by amending some but not all of the claims, adding new claims and making arguments as to the validity of the rejected claims in view of the cited references. We provided rebuttable comments to the USPTO on November 28, 2011. On March 12, 2012, the Examiner issued an Action Closing Prosecution, indicating that the claims pending contain allowable subject matter, and Netlist did not respond to the Action Closing Prosecution in the time provided by the USPTO. On June 22, 2012, the USPTO issued a Right of Appeal Notice, and on July 23, 2012, we filed a Notice of Appeal. We filed its Appeal Brief on September 24, 2012 and Netlist filed its Responsive Brief on October 24, 2012. The parties are awaiting a further communication from the USPTO as the next substantive step of the proceeding. The proceeding is expected to continue in accordance with established *Inter Partes* Reexamination procedures.

On September 8, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,532,537 and found a substantial new question of patentability based upon different issues that we raised as the reexamination requestor. The USPTO accompanied this Reexamination Order of U.S. Patent No. 7,532,537 with its own evaluation of the validity of this patent, and rejected some but not all of claims. In a response dated October 8, 2010, Netlist responded to the USPTO determination by amending some but not all of the claims, adding new claims and making arguments as to why the claims were not invalid in view of the cited references. We provided rebuttable comments to the USPTO on November 8, 2010 along with a Petition requesting an increase in the number of allowed pages of the rebuttable comments. On January 20, 2011, the USPTO granted the Petition in part. We then filed updated rebuttal comments on January 27, 2011 in compliance with the granted Petition. The USPTO has considered these updated rebuttal comments, and in a communication dated June 15, 2011, continued to reject all the previously rejected claims. The USPTO also rejected all the claims newly added in the October 8, 2010 Netlist response. In a further communication dated June 21, 2011, the USPTO issued an Action Closing Prosecution indicating that it would confirm the patentability of four claims and reject all the other pending claims. On August 22, 2011, Netlist responded to the Action Closing Prosecution by further amending some claims and making arguments as to the validity of the rejected claims in view of the cited references. We submitted rebuttal comments on September 21, 2011. In a further communication dated February 7, 2012, the USPTO issued a Right of Appeal Notice, which also indicated that the previous amendments to claim made by Netlist would be entered, and that the current pending claims, as amended, were patentable. We filed a Notice of Appeal at the USPTO on March 8, 2012, within the time period provided for filing the Notice of Appeal and Netlist did not file Notice of Cross-Appeal. We filed its Appeal Brief on May 8, 2012, and Netlist filed its Responsive Brief on July 2, 2012. The parties are awaiting a further communication from the USPTO as the next substantive step of the proceeding. The proceeding is expected to continue in accordance with established *Inter Partes* Reexamination procedures.

On September 8, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,619,912 and found a substantial new question of patentability based upon different issues that we raised as the reexamination requestor. The USPTO accompanied this Reexamination Order of U.S. Patent No. 7,619,912 with its own evaluation of the validity of this patent, and initially determined that all of the claims were patentable based upon our request for *Inter Partes* Reexamination. Netlist did not comment upon this Reexamination Order. The USPTO on February 28, 2011 also merged the Proceedings of the Reexamination of U.S. Patent No. 7,619,912, bearing Control No. 90/001,339 with Inter Partes Reexamination Proceeding 95/000,578 filed October 20, 2010 on behalf of SMART Modular Technologies, Inc. and Inter Partes Reexamination Proceeding 95/000,579 filed October 21, 2010 on behalf of Google, Inc. In each of these other Reexamination Proceedings, the USPTO had indicated that there existed a substantial new question of patentability with respect to certain claims of U.S. Patent No. 7,619,912, but had not accompanied the Reexamination Orders related thereto with its own evaluation of the validity of this patent, indicating that such evaluation would be forthcoming at a later time. This further evaluation was received in an Office Action dated April 4, 2011, in which the Examiner rejected a substantial majority of the claims based upon a number of different rejections, including certain of the rejections originally proposed by us in its Request for Reexamination. This Office Action also indicated that one claim was deemed to be patentable over the prior art of record in the merged Reexamination Proceedings. After seeking and obtaining an extension of time to respond to the Office Action dated April 4, 2011, Netlist served its response on July 5, 2011, which added new claims and made arguments as to why the originally filed claims were not invalid in view of the cited references. Each of the merged Reexamination Requestors, including us, submitted rebuttal comments by August 29, 2011. The USPTO considered this Netlist response and each of the rebuttal comments, and in an Office Action dated October 14, 2011, continued to reject most, but not all of the previously rejected claims, as well as rejected claims that had been added by Netlist in its July 5, 2011 response. After seeking and obtaining an extension of time to respond to the Office Action dated October 14, 2011, Netlist served its response on January 13, 2012, which response made amendments based upon subject matter that had been indicated as allowable in the Office Action dated October 14, 2011, added other new claims and made arguments as to why all of these claims should be allowed. The three different merged Reexamination Requestors, including us, timely submitted rebuttal comments on or about February 13, 2012. The PTO issued a Non-final Office Action on November 13, 2012, rejecting some claims and indicating that others contained allowable subject matter. On January 14, 2013, Netlist filed a Response to the Non-final Office Action which presented further claim amendments and evidence supporting its positions regarding patentability. Rebuttal comments from us and the other Requestors were filed on February 13, 2013. The merged Reexamination Proceeding will be conducted in accordance with established procedures for merged Reexamination Proceedings, with a further communication from the USPTO expected as the next substantive step.

The reexamination proceedings could result in a determination that the patents-in-suit, in whole or in part, are valid or invalid, as well as modifications of the scope of the patents-in-suit.

Based on these papers the Court in February 2013 ordered a continued stay of the proceedings until the conclusion of the reexamination and interference proceedings, and in the meantime requested that the parties file papers by January 30, 2014 stating their position on whether the stay should be extended. At this time, the Court could decide to maintain or lift the stay.

On March 29, 2012, we received notice of a lawsuit, entitled Claim for Confirmation of Invalidation of Dismissal etc., filed in an international jurisdiction by a former employee. We were subsequently served with the complaint in April 2012. Legal and other expenses and accrual of costs related to this and other matters are reflected in our financial statements as of December 31, 2012. The lawsuit was withdrawn in June 2012 and the claim was settled in July 2012.

While we intend to defend the foregoing lawsuits vigorously, litigation, whether or not determined in our favor or settled, could be costly and time-consuming and could divert management's attention and resources, which could adversely affect our business.

Based on the nature of the litigation, we are currently unable to predict the final outcome of this lawsuit and therefore, cannot determine the likelihood of loss nor estimate a range of possible loss. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations or cash flows could be materially and adversely affected.

We are not currently a party to any other material litigation. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market for Registrant's Common Equity

Our common stock is traded on the New York Stock Exchange under the symbol "IPHI". The following table sets forth the range of high and low sales prices for our common stock in each quarter:

2012	Low	High
Fourth Quarter	$ 7.45	$10.92
Third Quarter	8.59	12.25
Second Quarter	7.99	14.79
First Quarter	11.50	16.94

2011	Low	High
Fourth Quarter	$ 7.71	$12.72
Third Quarter	7.12	18.05
Second Quarter	16.06	22.61
First Quarter	16.91	26.67

As of February 28, 2013, we had approximately 57 holders of record of our common stock. This number does not include the number of persons whose shares are in nominee or in "street name" accounts through brokers.

We have never declared or paid any cash dividends on shares of our capital stock. We expect to retain all of our earnings to finance the expansion and development of our business and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. Our board of directors will determine future dividends, if any.

Director and Executive Officers have currently and may from time to time in the future, establish pre-set trading plans in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the securities authorized for issuance under our equity compensation plans can be found under Part III, "Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

Share Performance Graph

The following information is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

Set forth below is a line graph showing the cumulative total stockholder return (change in stock price plus reinvested dividends) assuming the investment of $100 on November 11, 2010 (the day of our initial public offering) in each of our common stock, the S&P 500 Index and PHLX Semiconductor Index for the period commencing on November 11, 2010 and ending on December 31, 2012. The comparisons in the table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of future performance of our common stock.

COMPARISON OF 25 MONTH CUMULATIVE TOTAL RETURN*

Among Inphi Corporation, the S&P 500 Index, and the PHLX Semiconductor Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
11/10
12/10
2/11
4/11
6/11
8/11
10/11
12/11
2/12
4/12
6/12
8/12
10/12
12/12
Inphi Corporation
S&P 500
PHLX Semiconductor

*$100 invested on 11/11/10 in stock or 10/31/10 in index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with Part II, "Item 7., Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this report. The selected balance sheet data as of December 31, 2012 and 2011, and the selected statements of operations data for each of the years ended December 31, 2012, 2011 and 2010, have been derived from our audited financial statements included elsewhere in this report. The selected balance sheet data as of December 31, 2010, 2009 and 2008 and the selected statements of operations data for the years ended December 31, 2009 and 2008 have been derived from our audited financial statements not included in this report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Revenue[1]	$ 91,206	$ 79,297	$ 83,193	$ 58,852	$ 42,954
Cost of revenue[2]	32,684	28,687	29,438	21,269	19,249
Gross profit	58,522	50,610	53,755	37,583	23,705
Operating expense:					
Research and development[2]	40,102	28,565	23,781	17,847	17,501
Sales and marketing[2]	14,052	12,700	8,823	7,704	6,339
General and administrative[2]	12,300	9,141	9,212	3,947	3,169
Total operating expense	66,454	50,406	41,816	29,498	27,009
Income (loss) from operations	(7,932)	204	11,939	8,085	(3,304)
Interest and other income (expense)	914	509	(50)	73	(124)
Income (loss) before income taxes	(7,018)	713	11,889	8,158	(3,428)
Provision (benefit) for income taxes[3]	13,673	(1,218)	(14,242)	829	—
Net income (loss)	$ (20,691)	$ 1,931	$ 26,131	$ 7,329	$ (3,428)
Net income (loss) allocable to common and participating common securities	$ (20,691)	$ 1,931	$ 5,326	$ 136	$ (3,428)
Earnings per share:					
Basic	$ (0.73)	$ 0.07	$ 1.03	$ 0.08	$ (2.66)
Diluted	$ (0.73)	$ 0.07	$ 0.61	$ 0.05	$ (2.66)
Weighted-average shares used in computing earnings per share:					
Basic	28,378,680	26,799,237	5,086,169	1,668,876	1,289,431
Diluted	28,378,680	29,367,423	8,546,537	2,785,277	1,289,431

(1) Samsung, together with associated entities, held over 13% of our outstanding shares of common stock before our initial public offering. After our initial public offering in November 2010, Samsung, together with associated entities, holds less than 10% of our outstanding shares of common stock. As a result of decline in ownership below 10% of our common stock, we no longer consider Samsung a related party. Revenues from Samsung were $27,940, $21,235 and $10,227 for the years ended December 31, 2010, 2009 and 2008, respectively.

Footnotes continued on the following page.

	As of December 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 30,161	$ 29,696	$110,172	$ 19,061	$ 9,052
Investments in marketable securities	91,107	89,283	—	—	—
Working capital	131,310	129,395	116,887	20,055	10,721
Total assets	170,074	172,628	158,957	34,472	20,373
Total liabilities	17,109	14,224	16,271	11,588	6,558
Convertible preferred stock	—	—	—	77,616	77,616
Total stockholders' equity (deficit)	$152,965	$158,404	$142,686	$(54,732)	$(63,801)

Footnotes continued from the prior page.

(2) Stock-based compensation expense is included in our results of operations as follows:

	As of December 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Operating expenses:					
Cost of revenue	$ 726	$ 315	$ 107	$31	$119
Research and development	5,833	3,214	1,381	475	358
Sales and marketing	2,660	2,054	526	238	101
General and administrative	3,240	1,609	691	421	417

(3) The provision (benefit) for income taxes for the year ended December 31, 2012 included the establishment of valuation allowance against deferred tax assets. The provision (benefit) for income taxes for the years ended December 31, 2010 and 2009 included the releases and reversals of valuation allowances against deferred tax assets provided in prior periods. Please see note 9 to the notes to our consolidated financial statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the terms "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements are statements that relate to future periods and include statements regarding our anticipated trends and challenges in our business and the markets in which we operate, including the market for 40G and 100G high-speed analog semiconductor solutions, our plans for future products, expansion of our product offerings and enhancements of existing products, our expectations regarding our expenses and revenue, sources of revenue, our tax benefits, the benefits of our products and services, timing of the development of our products, our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing, our anticipated growth and growth strategies, our ability to retain and attract customers, particularly in light of our dependence on a limited number of customers for a substantial portion of our revenue, our expectations regarding competition, interest rate sensitivity, adequacy of our disclosure controls, our legal proceedings and warranty claims. These forward-looking statements involved known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these or any other forward-looking statements. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as factors affecting our results of operations, our ability to manage our growth, our ability to sustain or increase profitability, demand for our solutions, the effect of declines in average selling prices for our products, our ability to compete, our ability to rapidly develop new technology and introduce new products, our ability to safeguard our intellectual property, trends in the semiconductor industry and fluctuations in general economic conditions, and the risks set forth throughout this Report, including the risks set forth under Part I, " Item 1A, Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectations and reflect management's opinions only as of the date hereof. These forward-looking statements speak only as of the date of this Report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K.

Overview

We are a fabless provider of high-speed analog and mixed signal semiconductor solutions for the communications, datacenter and computing markets. We often refer to our business as covering various data transport segments from "fiber to memory". Our analog and mixed signal semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Our semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications, datacenter and computing infrastructures. Our solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems. We provide 40G and 100G high-speed analog semiconductor solutions for the communications market and high-speed memory interface solutions for the computing market. We have a broad product portfolio with over 170 products as of December 31, 2012. We have ongoing, informal collaborative discussions with industry and technology leaders such as AMD, Cisco, Alcatel-Lucent, Juniper and Intel to design architectures and products that solve bandwidth bottlenecks in existing and next generation communications and computing systems. Although we do not have any formal agreements with these entities, we engage in informal discussions with these entities with respect to anticipated technological challenges, next generation customer requirements and industry conventions and standards. We help define industry conventions and standards within the markets we target by collaborating with technology leaders, OEMs, systems manufacturers and standards bodies.

The history of our product development and sales and marketing efforts is as follows:

- From 2000 to 2002, we were primarily engaged in the development of our core high-speed analog products and proprietary system architecture models to address bottlenecks in emerging network architectures. Specifically, during this period, we developed and shipped our 50 GHz MUX and DEMUX products. During this period, we also began development work on our initial 40G products.
- In 2003, we introduced and shipped 13G, 25G and 50G logic products, 20G MUX and 40G transimpedance amplifiers and modulator drivers for the communications, test and measurement and military markets. During this period, we also began the development of our first generation high-speed PLLs and register solution used primarily in conjunction with double data rate 2, or DDR2, modules for the computing market.
- In 2005, we introduced and shipped our high-speed PLLs and register solution used primarily in conjunction with DDR2 modules for the computing market.
- In 2006, we began development of our second generation single chip high-speed PLLs and register solution to be used primarily in conjunction with double data rate 3, or DDR3, modules for the computing market and were the first to introduce this product to the market. In addition, we introduced and shipped track-and-hold amplifiers for the communications market.
- In 2007, we began volume shipments of our high-speed PLLs and register solution used primarily in conjunction with DDR2 modules, and continued development of our single chip high-speed PLLs and register solution, used primarily in conjunction with DDR3 modules.
- In 2008, we began volume shipments of our 40G drivers for the communications market and commenced shipments of our high-speed PLLs and register solution used primarily in conjunction with DDR3 modules for the computing market.
- In 2009, due to the launch of Intel's Nehalem-based platform servers, we began volume shipments of our single chip high-speed PLLs and register solution to be used primarily in conjunction with DDR3 modules. We also shipped engineering samples of the first generation of our isolation memory buffer, or iMB™, for the computing market. We also began development of our second generation iMB™ product, the architecture for which has been adopted by the Joint Electronic Device Engineering Council, or JEDEC, and development of our low power CMOS SerDes product for next generation 100G Ethernet in enterprise networks.
- In 2010, we began to ship in production volume a "low voltage" version of our integrated PLL and register buffer. We also shipped engineering samples of the second generation iMB™ product. We also introduced and began to ship in commercial volume the industry's first transimpedance ampliform for 100G reconfigurable colorless networks, which we identify as product number 2850TA-SO1D.
- In 2011, we began to ship in production volume a new "ultra-low voltage" version of our integrated PLL and register buffer and the second generation of iMB™. We also shipped engineering samples of our iPHY 100 Gbe CMOS CDR and SerDes Gearbox products.
- In 2012, we started shipping samples of the IN3250TA, our second-generation transimpedance amplifier, or TIA, for 100G reconfigurable colorless networks. We also introduced the industry's first quad linear driver designed for linear transmitters to enable next-generation 100G/400G coherent systems to address the need for higher speed, higher performance networking infrastructure. We also began shipping in production volume our lowest power integrated phase lock loop and register buffer, which is shipping in the form of product number INSSTE32882XV. We also announce the availability of the world's first production ready 100G CMOS PHY/SerDes Gearbox products for next-generation data center, enterprise and service provider line cards.

Our products are designed into systems sold by OEMs, including Alcatel-Lucent, Ciena, Cisco, Dell, EMC, HP, IBM, Juniper and Oracle. We believe we are one of a limited number of suppliers to these OEMs, and in some cases we may be the sole supplier for certain applications. We sell both directly to these OEMs and to module manufacturers, original design manufacturers, or ODMs, and subsystems providers that, in turn, sell to these OEMs. During the year ended December 31, 2012, we sold our products to more than 160 customers. A significant portion of our revenue has been generated by a limited number of customers. Sales directly to Samsung accounted for 19% and 27% of our total revenue and sales directly and through distributors to Micron accounted for 14% and 11% of our total revenue for the years ended December 31, 2012 and 2011, respectively. In addition, sales directly to SK Hynix accounted for 15% and 14% of our total revenue for the year ended December 31, 2012 and 2011, respectively. Substantially all of our sales to date, including our sales to Samsung, Micron and SK Hynix, are made on a purchase order basis. Since the beginning of 2006, we have shipped more than 100 million high-speed analog semiconductors. Our total revenue increased to $91.2 million for the year ended December 31, 2012 from $79.3 million for the year ended December 31, 2011. As of December 31, 2012, our accumulated deficit was $53.4 million.

Sales to customers in Asia accounted for 65%, 69% and 80% of our total revenue in 2012, 2011 and 2010, respectively. Because many of our customers or their OEM manufacturers are located in Asia, we anticipate that a majority of our future revenue will continue to come from sales to that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers are then sold to end users outside Asia.

In April 2010, we received approval from the government of Singapore to set up an international headquarters from which to conduct our international operations. Because of its geographic alignment with suppliers and customers, we established our operations in Singapore to become a new international headquarters office for receiving and fulfilling orders for product shipped to locations outside the United States. Singapore has a strong university system and an established group of technology-based companies from which to recruit new engineers. We intend to build a team of engineering capability in Singapore both for development as well as testing associated with manufacturing. International operations in Singapore commenced on May 1, 2010 and during 2010, we transitioned our international operations from the United States to our Singapore subsidiary.

Demand for new features changes rapidly. It is difficult for us to forecast the demand for our products, in part because of the complex supply chain between us and the end-user markets that incorporate our products. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory.

Although revenue generated by each design win and the timing of the recognition of that revenue can vary significantly, we consider ongoing design wins to be a key factor in our future success. We consider a design win to occur when an OEM or contract manufacturer notifies us that it has selected our products to be incorporated into a product or system under development. The design win process is typically lengthy, and as a result, our sales cycles will vary based on the market served, whether the design win is with an existing or new customer and whether our product is under consideration for inclusion in a first or subsequent generation product. In addition, our customers' products that incorporate our semiconductors can be complex and can require a substantial amount of time to define, design and produce in volume. As a result, we can incur significant design and development expenditures in circumstances where we do not ultimately recognize, or experience delays in recognizing revenue. Our customers generally order our products on a purchase order basis. We do not have any long-term purchase commitments (in excess of one year) from any of our customers. Once our product is incorporated into a customer's design, however, we believe that our product is likely to continue to be purchased for that design throughout that product's life cycle because of the time and expense associated with redesigning the product or substituting an alternative semiconductor. Our design cycle from initial engagement to volume shipment is typically two to three years. Product life cycles in the markets we serve typically range from two to 10 years or more and vary by application.

Summary of Consolidated Financial Results

As discussed in more detail below, for the year ended December 31, 2012 compared to the year ended December 31, 2011, we delivered the following financial performance:

- Total revenues increased by $11.9 million, or 15%, to $91.2 million.
- Gross profit as a percentage of revenue was consistent at 64%.
- Total operating expenses increased by $16.0 million, or 32%, to $66.5 million.
- Income from operations decreased by $8.1 million, to loss of $7.9 million.
- Provision for income tax increased by $14.9 million, to $13.7 million
- Diluted earnings per share decreased by $0.80, to ($0.73).

The increase in our revenue for the year ended December 31, 2012 was a result of an increase in consumption of our high speed memory interface products, our dual, differential linear TIA and iMB™.

Our income from operations decreased due to increased operating expenses. Total operating expenses increased due primarily to an increase in headcount and stock-based compensation. Our expenses primarily consist of personnel costs, which include compensation, benefits, payroll related taxes and stock-based compensation. In addition, in 2012, we hired 67 new employees, primarily in the engineering department. We expect expenses to continue to increase in absolute dollars as we continue to invest resources to develop more products, to support the growth of our business and the cost associated with being a public company. Our provision for income taxes increased by $14.9 million due to the establishment of a valuation allowance against deferred tax assets based on the assessment made at year-end that considered factors such as passage of new California tax law and our recent cumulative losses in U.S., Singapore and Taiwan after considering permanent tax differences. Our diluted earnings per share decreased primarily due to increase in operating expenses and establishment of valuation allowance against deferred tax assets during the year ended December 31, 2012.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in note 1 of the notes to our consolidated financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with our audit committee.

Revenue Recognition

Our products are fully functional at the time of shipment and do not require production, modification or customization. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is evidenced by a customer purchase order or other persuasive evidence of an arrangement. Our agreements with non-distributor customers do not include rights of return or acceptance provisions. Product revenue is recognized upon shipment of product to customers, net of accruals for estimated sales returns and allowances, which to date, have not been significant.

Approximately 15% of our sales were made through third-party distributors in 2012. Sales to distributors are included in deferred revenue and we include the related costs in inventory until sales and delivery to the end customers occurs. Two distributor arrangements, which together accounted for 11% of our total revenue in 2012, allow for limited price protection and rights of stock rotation on product unsold by the distributors. The price protection rights allow distributors the right to a credit in the event of declines in the price of our product that they hold prior to the sale to a specific end customer. In the event that we reduce the selling price of products held by distributors, deferred revenue related to distributors with price protection rights is reduced upon notification to the customer of the price change. Stock rotation in the two distributor arrangements is limited to returns for exchange only for a small percentage of product (5%-10%) purchased over a limited period of time (during the immediately prior three to nine months). Other than these two arrangements, no other customer arrangements include any rights of return or acceptance provisions. Revenue recognition on product sales through distributors is highly dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us periodic data prior to the release of our consolidated financial statements regarding the product, price, quantity and end customer when products are resold, as well as the quantities of our products they still have in stock.

We monitor collectability of accounts receivable primarily through review of the accounts receivable aging. Our policy is to record an allowance for doubtful accounts based on specific collection issues we have identified, aging of underlying receivables and historical experience of uncollectible balances. As of December 31, 2012 and 2011, our allowance for doubtful accounts were $152,000 and $68,000, respectively.

We have not made any material changes in the accounting methodology we use to record the allowance for doubtful accounts during the past three years. If actual results are not consistent with the assumptions and estimates used, for example, if the financial condition of the customer deteriorated, we may be required to record additional expense that could materially negatively impact our operating results. To date, however, substantially all of our receivables have been collected within the credit term of 30 to 45 days.

Inventory Valuation

We value our inventory, which includes materials, labor and overhead, at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. We periodically write-down our inventory to the lower of cost or market based on our estimates that consider historical usage and future demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. The calculation of our inventory valuation requires management to make assumptions and to apply judgment regarding forecasted customer demand and technological obsolescence that may turn out to be inaccurate. Inventory valuation reserves were $1,720,000, $1,509,000 and $1,372,000, as of December 31, 2012, 2011 and 2010, respectively. Inventory valuation reserves, once established, are not reversed until the related inventory has been sold or scrapped.

We have not made any material changes in the accounting methodology we use to record inventory reserves during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserve. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains that could be material.

Product Warranty

Our products are under warranty against defects in material and workmanship generally for a period of one or two years. We accrue for estimated warranty cost at the time of sale based on anticipated warranty claims and actual historical warranty claims experience including knowledge of specific product failures that are outside of our typical experience. The warranty obligation is determined based on product failure rates, cost of replacement and failure analysis cost. We monitor product returns for warranty-related matters and monitor both a specific and general accrual for the related warranty expense based on specific circumstances and general historical experience. Our warranty obligation requires management to make assumptions regarding failure rates and failure analysis costs. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which would adversely affect our gross margins and operating results. The warranty liability as of December 31, 2012, 2011 and 2010, were $40,000, $1,000,000 and $602,000, respectively.

In September 2010, we were informed of a claim related to repair and replacement costs in connection with shipments of over 4,000 integrated circuits made by us during the summer and fall of 2009. We also assessed, provided and accumulated additional warranty reserves based on estimated, probable costs to replace units.

In March 2010, we developed additional tests to screen out the wafer die that might be susceptible to a suspected type of failure ultimately related to the lack of a manufacturing process design rule and resumed shipments to the customer. Based on our standard warranty provisions, we provided replacement parts to the customer for the known and suspected failures that had occurred.

In 2012, based on additional review investigation and settlement discussions with the customer, we booked an additional warranty cost of $750,000. This amount was recorded as a reduction to revenue. In June 2012, we entered into a settlement agreement with the customer in which we paid $1,750,000 in July 2012.

Goodwill and Purchased Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. Events or circumstances which could trigger an impairment review include, but are not limited to a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

Goodwill is tested for impairment on an annual basis during the fourth fiscal quarter or more frequently if we believe indicators of impairment exist. The performance of the test involves a two-step process. The first step requires comparing the fair value of the reporting unit to its net book value, including goodwill. Since we only have one reporting unit, the fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and adjusted for control premiums and other relevant factors. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair value of the reporting unit's net assets other than goodwill and the fair value of the reporting unit. If the difference is less than the net book value of goodwill, impairment exists and is recorded. In the event that we determine that the value of goodwill has become impaired, we will record an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. We have not been required to perform this second step of the process because the fair value of the reporting unit has significantly exceeded its book value at every measurement date.

Stock-Based Compensation

We account for stock-based compensation in accordance with authoritative guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the grant date fair values of the awards. The fair value is estimated using the Black-Scholes option pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. We elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. Stock-based compensation expenses are classified in the statement of operations based on the department to which the related employee reports.

We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. Stock option awards to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Our management believes that the fair value of stock options is more reliably measured than the fair value of the services received. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The Black-Scholes option pricing model requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying stock, expected volatility and expected term. In addition, the recognition of stock-based compensation expense is impacted by estimated forfeiture rates.

We estimated the expected volatility from the historical volatilities of several unrelated public companies within the semiconductor industry because our common stock has limited trading history. When selecting the public companies used in the volatility calculation, we selected companies in the semiconductor industry with comparable characteristics to us, including stage of development, lines of business, market capitalization, revenue and financial leverage. The weighted average expected life of options was calculated using the simplified method. This decision was based on the lack of relevant historical data due to our limited experience and the lack of active market for our common stock. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected term of the options. The expected dividend rate is zero based on the fact that we have not historically paid dividends and have no intention to pay cash dividends in the foreseeable future. The forfeiture rate is established based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

We do not believe there is a reasonable likelihood that there will be material changes in the estimates and assumptions we use to determine stock-based compensation expense. In the future, if we determine that other option valuation models are more reasonable, the stock-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes option pricing model.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when and where the differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical levels of income, projections of future income, expectations and risk associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we would increase the valuation allowance against deferred tax assets. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Among other factors, management must make assumptions regarding current and projected overall business and semiconductor industry conditions, operating efficiencies, our ability to timely develop, introduce and consistently manufacture new products to meet our customers' needs and specifications, our ability to adapt to technological changes and the competitive environment, which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. Although, we believe that the judgment we used is reasonable, actual results can differ due to a change in market conditions, changes in tax laws and other factors.

We established a full valuation allowance against deferred tax assets for the year ended December 31, 2012. The decision to establish the valuation allowance was due to negative evidence that includes the passage of new California tax law requiring use of single sales factor which will reduce the amount of California taxable income starting 2013 and our recent cumulative losses in U.S., Singapore and Taiwan after considering permanent tax differences.

From inception through December 31, 2009, we concluded that it was not more likely than not that our net deferred tax assets would be realized. In March 2010, we received our first substantial quantity of production orders for a low voltage product, product number INSSTE32882LV-GS02, or the GS02 product, which was a new low voltage version of our integrated PLL and register buffer. This GS02 product has been launched and in full commercial production and is shipping in commercial volume. The arrival of these production orders from one of our largest customers reduced concerns and increased our confidence in the strength of our business outlook for the balance of 2010. In addition, certain other new product introductions began to gain traction with customers, providing additional confidence in our longer term outlook. We also achieved further clarity around certain contingencies related to ongoing litigation and certain other product acceptance concerns that existed at December 31, 2009. Furthermore, during the first quarter of 2010, we unexpectedly received additional orders for an older product that allowed us to exceed the overall plan for the quarter and continue our recent trend of profitability into the first quarter of 2010. At its April 30, 2010 meeting, based on a review of the positive developments that materialized in the first quarter of 2010, our board of directors decided to authorize management to retain investment bankers and proceed with plans to pursue a potential initial public offering. Based on these positive developments and an additional quarter of profitable operation, we reassessed the need for a valuation allowance at March 31, 2010 and concluded that a change in circumstances had occurred. Management determined that, based on our prospects and business outlook, it was then reasonable to conclude that it is more likely than not that our deferred tax assets will be realized. Accordingly, we released the full valuation allowance recorded against our deferred tax assets based on the weight of positive evidence that existed at March 31, 2010.

In accordance with FASBs guidance on *Accounting for Uncertainty in Income Taxes*, we perform a comprehensive review of uncertain tax positions regularly. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We determine the tax liability for uncertain tax positions based on a two-step process. The first step is to determine whether it is more likely than not based on technical merits that each income tax position would be sustained upon examination. The second step is to measure the tax benefit as the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. The assessment of each tax position requires significant judgment and estimates. We believe our tax return positions are fully supported, but tax authorities could challenge certain positions, which may not be fully sustained. All tax positions are periodically analyzed and adjusted as a result of events, such as the resolution of tax audits, issuance of new regulations or new case law, negotiations with tax authorities, and expiration of statutes of limitations.

Results of Operations and Key Operating Metrics

The following describes the line items in the statements of operations, which we consider to be our key operating metrics.

Revenue. We generate revenue from sales of our semiconductor products to end customers. A portion of our products is sold indirectly to customers through distributors.

We design and develop high-speed analog semiconductor solutions for the communications and computing markets. Our revenue is driven by various trends in these markets. These trends include the deployment and broader market adoption of next generation 40G and 100G technologies in communications and enterprise networks, the timing of next generation network and enterprise server upgrades in different geographic locations worldwide, the introduction and broader market adoption of next generation server platforms such as Intel's Nehalem-based platform, and the deployment of high-speed memory interfaces in server and computing platforms.

Our revenue is also impacted by changes in the number and average selling prices of our semiconductor products. Our products are typically characterized by a life cycle that begins with higher average selling prices and lower volumes, followed by broader market adoption, higher volumes, and average selling prices that are lower than initial levels.

We operate in industries characterized by rapidly changing technologies and industry standards as well as technological obsolescence. Our revenue growth is dependent on our ability to continually develop and introduce new products to meet the changing technology and performance requirements of our customers, diversify our revenue base and generate new revenue to replace, or build upon, the success of previously introduced products which may be rapidly maturing. As a result, our revenue is impacted to a more significant extent by product life cycles for a variety of products and to a much lesser extent, if any, by any single product. In 2009, we successfully introduced and began to ship a new product in production which integrated a new PLL, along with a new register buffer. Sales of this newly introduced part comprised 18% of our total revenue in 2010, respectively. In 2010, this product matured. As a result, sales of this product in 2010 declined in volume. In 2010, we also began to ship in production volume a new "low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882LV-GS02, or the GS02 product. Sales of the GS02 product comprised 38% and 32% of our total revenue in 2011 and 2010, respectively. In 2011, we began to ship in production volume a new "ultra-low voltage" version of our integrated PLL and register buffer, which is shipping in the form of product number INSSTE32882UV-GS02, or the GS02UV product. Sales of the GS02UV product comprised 45% and 13% of our total revenue in 2012 and 2011, respectively. In 2010, we introduced and began to ship in commercial volume a dual, differential linear TIA, which we identify as product number 2850TA-SO1D. Sales of 2850TA-SO1D product comprised 14% of our total revenue in 2012. In 2013, we expect that revenue from sales of GS02UV and 2850TA-SO1D will continue to be significant.

The following table is based on the geographic location to which our product is initially shipped. In most cases this will differ from the ultimate location of the end user of a product containing our technology. For sales to our distributors, their geographic location may be different from the geographic locations of the ultimate end customer. Sales by geography for the periods indicated were:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Korea	$17,424	$14,421	$14,319
United States	21,582	16,791	13,528
China	20,724	23,378	29,238
Other	31,476	24,707	26,108
	$91,206	$79,297	$83,193

Cost of revenue. Cost of revenue includes cost of materials such as wafers processed by third-party foundries, costs associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, as well as equipment associated with manufacturing support, logistics and quality assurance, warranty costs, write down of inventories, amortization of production mask costs, overhead and other indirect costs, such as allocated occupancy and information technology, or IT, costs.

As some semiconductor products mature and unit volumes increase, their average selling prices may decline. These declines are often paired with improvements in manufacturing yields and lower wafer, assembly and test costs, which offset some of the margin reduction that results from lower prices. However, our gross profit, period over period, may fluctuate as a result of changes in average selling prices due to new product introductions or existing product transitions into larger scale commercial volumes, manufacturing costs as well as our product mix.

Research and development. Research and development expense includes personnel-related expenses, including salaries, stock-based compensation and employee benefits. It also includes pre-production engineering mask costs, software license expenses, prototype wafer, packaging and test costs, design and development costs, testing and evaluation costs, depreciation expense and other indirect costs. All research and development costs are expensed as incurred. We expect research and development expense to increase in absolute dollars as we continue to invest resources to develop more products and enhance our existing product portfolio.

Sales and marketing. Sales and marketing expense consists primarily of salaries, stock-based compensation, employee benefits, travel, promotions, trade shows, marketing and customer support, commission payments to employees, depreciation expense and other indirect costs. We expect sales and marketing expense to increase in absolute dollars to support the growth of our business and promote our products to current and potential customers.

General and administrative. General and administrative expense consists primarily of salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and human resources. In addition, general and administrative expenses include fees for professional services and other indirect costs. We expect general and administrative expense to increase in absolute dollars due to the general growth of our business and the costs associated with becoming a public company for, among other things, SEC reporting and compliance, director fees, insurance, transfer agent fees and similar expenses.

Provision (benefit) for income taxes. For the year ended December 31, 2010, we recorded a net tax benefit of $14.2 million, which reflects an effective tax rate benefit of 120%. The effective tax rate benefit of 120% differs from the statutory rate of 35% primarily due to a release of our deferred tax valuation allowance and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of federal research and development credits. For the year ended December 31, 2011, we recorded a net tax benefit of $1.2 million, which reflects an effective tax rate benefit of 171%. The effective tax rate benefit of 171% differs from the statutory rate of 35% primarily due to prior year provision true-up for a worldwide combined filing basis taken on the California tax return and, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of federal research and development credits. For the year ended December 31, 2012, we recorded provision for income taxes of $13.7 million, which reflects an effective tax rate of 195%. The effective tax rate of 195% differs from the statutory rate of 35% primarily due to the full valuation allowance established against deferred tax assets and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of research and development credits.

In 2013, we expect the effective tax rate to be lower than 35% due to foreign operations subject to lower tax rates and the valuation allowance.

The following table sets forth a summary of our statement of operations for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Total revenue	$ 91,206	$79,297	$ 83,193
Cost of revenue	32,684	28,687	29,438
Gross profit	58,522	50,610	53,755
Operating expense:			
Research and development	40,102	28,565	23,781
Sales and marketing	14,052	12,700	8,823
General and administrative	12,300	9,141	9,212
Total operating expenses	66,454	50,406	41,816
Income (loss) from operations	(7,932)	204	11,939
Interest and other income (expense)	914	509	(50)
Income (loss) before income taxes	(7,018)	713	11,889
Provision (benefit) for income taxes	13,673	(1,218)	(14,242)
Net income (loss)	$(20,691)	$ 1,931	$ 26,131

The following table sets forth a summary of our statement of operations as a percentage of each line item to the revenue:

	Year Ended December 31,		
	2012	2011	2010
Total revenue	100%	100%	100%
Cost of revenue	36	36	35
Gross profit	64	64	65
Operating expense:			
Research and development	44	36	29
Sales and marketing	15	16	11
General and administrative	14	12	11
Total operating expenses	73	64	51
Income (loss) from operations	(9)	—	14
Interest and other income (expense)	1	—	—
Income before income taxes	(8)	—	14
Provision (benefit) for income taxes	15	(2)	(17)
Net income	(23)%	2%	31%

Comparison of the Years Ended December 31, 2012, 2011 and 2010

Revenue

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
			(dollars in thousands)				
Total revenue	$91,206	$79,297	$83,193	$11,909	15%	$(3,896)	(5)%

Total revenue for the year ended December 31, 2012 increased by $11.9 million due to year over year increase in average selling price of 39%, partially offset by a decrease in the number of units sold of 16%. The increase in average selling price and decrease in number of units sold was due to discontinuance of legacy products supported by our Taiwan subsidiary in 2011 which sells at much lower price. The revenue of our Taiwan subsidiary for the year ended December 31, 2011 was $1.3 million. For the year ended December 31, 2012, the average selling price and number of units sold, excluding our Taiwan subsidiary increased by 4% and 13%, respectively. The increase in number of units sold was mainly due to increase in demand of our high speed memory interface products, TIA and iMB™. The increase in revenue for the year ended December 31, 2012 was partially offset by the settlement of a warranty claim with a customer that was several years old for $0.8 million.

Total revenue for the year ended December 31, 2011 decreased by $3.9 million due to an 8% decrease in the number of units sold, partially offset by a year over year increase in average selling price of approximately 4%. The decrease in number of units sold was due to reduction in sales of our high speed memory interface products as customers depleted their own inventories rather than purchasing new parts and a temporary slowdown as customers transition to the new technology platform. The increase in average selling price was due to change in product mix. The revenue of our Taiwan subsidiary for the year ended December 31, 2010 was $1.4 million.

Cost of Revenue and Gross Profit

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
			(dollars in thousands)				
Cost of revenue	$32,684	$28,687	$29,438	$3,997	14%	$ (751)	(3)%
Gross profit	58,522	50,610	53,755	7,912	16%	(3,145)	(6)%
Gross profit as a percentage of revenue	64%	64%	65%	—	—	—	(1)%

Cost of revenue and gross profit for the year ended December 31, 2012 increased by $4.0 million and $7.9 million, respectively, compared to the prior year primarily due to increase in the number of units purchased by customers from our high speed memory interface products, transimpedance amplifiers and isolation memory buffer, consistent with the overall increase in revenue. Product costs as a percentage of revenue were relatively unchanged compared to the prior year.

Cost of revenue and gross profit for the year ended December 31, 2011 decreased by $0.8 million and $3.1 million, respectively, compared to the prior year primarily due to decrease in the number of units purchased by customers consistent with the overall decrease in revenue. Product costs as a percentage of revenue were relatively unchanged compared to the prior year.

Research and Development

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
			(dollars in thousands)				
Research and development	$40,102	$28,565	$23,781	$11,537	40%	$4,784	20%

Research and development expense for the year ended December 31, 2012 increased by $11.5 million due to the increase in research and development headcount, which resulted in a $6.6 million increase in personnel costs and stock-based compensation expense, a $1.5 million increase in consulting fees, a $2.0 million increase in packaging development, test and pre-production engineering mask costs and a $0.8 million increase in CAD software tool license expense. The increase in research and development expense was primarily driven by our strategy to continue to expand our product offerings and enhance our existing products.

Research and development expense for the year ended December 31, 2011 increased by $4.8 million due to the increase in research and development headcount, which resulted in a $3.4 million increase in personnel costs and stock-based compensation expense, a $0.3 million increase in pre-production engineering mask costs and a $0.5 million increase in engineering materials. The increase in personnel and development expense was primarily driven by our strategy to continue to expand our product offerings and enhance our existing products. In addition, in 2011, our Taiwan subsidiary incurred restructuring charge of $0.3 million, which consisted mainly of a write-off of in process research and development intangible asset as a result of our restructuring of Taiwan subsidiary.

Sales and Marketing

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
	(dollars in thousands)						
Sales and marketing	$14,052	$12,700	$8,823	$1,352	11%	$3,877	44%

Sales and marketing expense for the year ended December 31, 2012 increased primarily due to increase in personnel costs, including stock-based compensation expense, consulting fees and travel expenses of $1.7 million, to support increasing sales activities. The increase was partially offset by restructuring charge of $0.7 million incurred by our Taiwan subsidiary in 2011, which consisted mainly of a write-off of customer relationship intangible asset.

Sales and marketing expense for the year ended December 31, 2011 increased primarily due to an increase in personnel costs, including stock-based compensation expense of $2.2 million, to support sales activities. In 2011, our Taiwan subsidiary incurred restructuring charge of $0.7 million, which consisted mainly of a write-off of customer relationship intangible asset. In addition, commission expense increased by $0.5 million as a result of an increase in sales made through third party representatives.

General and Administrative

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
	(dollars in thousands)						
General and administrative	$12,300	$9,141	$9,212	$3,159	35%	$(71)	(1)%

General and administrative expenses for the year ended December 31, 2012 increased primarily due to increase in personnel costs and legal fees. Personnel costs, including stock-based compensation expense increased by $2.1 million due to increase in headcount and equity awards. In addition, we recorded settlement costs with regard to employment and other related claims, as well as associated costs of $1.0 million. Outside legal fees increased by $0.4 million, primarily related to litigation matters described in note 16 of the notes to our financial statements.

General and administrative expenses for the year ended December 31, 2011 decreased slightly primarily due to reduction in legal fees by $1.3 million, primarily related to reduced expenditures for litigation matters described in note 16 of the notes to our financial statements. The decrease was offset by an increase in personnel costs, including stock-based compensation expense of $0.9 million. Our directors' fees and business insurance both increased by $0.2 million due to the addition of two directors in 2010 and additional insurance for directors and officers as we transitioned to becoming a public company.

Provision (benefit) for Income Taxes

	Year Ended December 31,			Change			
				2012		2011	
	2012	2011	2010	Amount	%	Amount	%
			(dollars in thousands)				
Provision (benefit) for income taxes	$13,673	$(1,218)	$(14,242)	$14,891	N/A	$13,024	91%

For the year ended December 31, 2012, we recorded a provision for income taxes of $13.7 million, which reflects an effective tax rate of 195%. The effective tax rate of 195% differs from the statutory rate of 35% primarily due to full valuation allowance established against deferred tax assets and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of research and development credits. We established full valuation allowance against deferred tax assets for the year ended December 31, 2012. The decision to establish the valuation allowance was due to negative evidence which includes the passage of California tax law requiring the use of single sales factor, which will reduce the amount of California taxable income starting 2013 and our recent cumulative losses in U.S., Singapore and Taiwan after considering permanent tax differences.

The income tax benefit of $1.2 million for the year ended December 31, 2011 reflects an effective tax rate benefit of 171%. The effective tax rate benefit of 171% for the year ended December 31, 2011 differs from the statutory rate of 35% primarily due to prior year provision true-up for a worldwide combined filing basis on California tax return and, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of federal research and development credits. We recorded a benefit of $1.2 million to our 2011 income tax provision for a prior year return to provision adjustment, which primarily relates to California state income taxes. We file an income tax return in California the laws of which generally require the results of all affiliated companies, both domestic and foreign, that are engaged in a unitary business to be included in the California return (i.e., worldwide combined reporting basis). However, California law also provides that a California company may make a so-called "Water's Edge" election which limits the results included in the combined reporting to only the companies that are subject to tax in the United States. Once a California Water's Edge election is made with a timely filed California tax return, the filing Company is required to file using the Water's Edge for seven years. 2010 was the first year we were subject to the California worldwide combined reporting method. As of December 31, 2010, we intended to make the Water's Edge election with the 2010 California income tax return and recorded our 2010 state income tax expense based upon this method. However, in October 2011, we filed our 2010 California tax return on a worldwide combined reporting basis rather than making the Water's Edge election. Our decision to file the 2010 California income tax return on a worldwide combined reporting basis was a result of information and circumstances arising in 2011 surrounding expectations of future taxable income under each filing election.

The income tax benefit of $14.2 million for the year ended December 31, 2010 reflects an effective tax rate benefit of 120%. The effective tax rate benefit of 120% for the year ended December 31, 2010 differs from the statutory rate of 35% primarily due to a release of our deferred tax valuation allowance of $24 million and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of federal research and development credits.

We operate under tax holiday in Singapore, which is effective through May 2020. The tax holiday is conditional upon our meeting certain employment, activities and investment thresholds. The impact of the Singapore tax holiday decreased Singapore taxes by 0 for 2012, $95,000 for 2011 and was not material for 2010. The benefit of tax holidays has no material impact on diluted earnings per share.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents and investments in marketable securities of $121.3 million. Our primary uses of cash are to fund operating expenses, purchase inventory and acquire property and equipment. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. Our primary sources of cash are cash receipts on accounts receivable from our revenue. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period, depending on the payment cycles of our major customers.

The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net cash provided by operating activities	$ 6,468	$ 9,603	$12,361
Net cash used in investing activities	(10,509)	(95,674)	(7,664)
Net cash provided by financing activities	4,506	5,596	86,365
Effect of currency exchange rate on cash	—	(1)	49
Net increase (decrease) in cash and cash equivalents	$ 465	$(80,476)	$91,111

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2012 primarily reflected depreciation and amortization of $4.9 million, stock-based compensation of $12.5 million, deferred income taxes of $10.0 million, amortization of deferred tax charge of $1.0 million, amortization of premiums on marketable securities of $1.2 million, change in income tax receivable/payable by $2.7 million, decrease in inventories of $0.8 million and increase in accounts payable and accrued expenses of $1.5 million offset by net loss of $20.7 million, excess tax benefit related to stock-based compensation of $2.1 million, increase in accounts receivable of $4.4 million and decrease in deferred revenue of $0.8 million. Our inventories decreased due to shipments to customers. Our accounts payable and accrued expenses increased as a result of increased production volume and employee related expenses. Accounts receivable increased due to shipments made in the last month of the quarter. Our deferred revenue decreased as distributors reduced their inventory levels shipped parts to end customers to meet their demand.

Net cash provided by operating activities in 2011 primarily reflected net income of $1.9 million, change in income tax receivable/payable by $2.7 million, depreciation and amortization of $3.2 million, stock-based compensation of $7.2 million, impairment charges of $1.6 million and amortization and adjustment of deferred tax charge of $1.2 million, offset by increases in inventory of $0.6 million, prepaid expenses and other assets of $1.0 million, deferred income taxes of $5.2 million and decreases in accounts payable of $1.0 million and deferred revenue of $0.7 million. Our inventories increased as a result of growing production for immediate delivery to customers in the first quarter of 2012. Our prepaid expenses and other assets increased as a result of new subscriptions with vendors and related prepayments. Our accounts payable decreased due to payment to vendors. Our deferred revenue decreased as distributors reduced their inventory levels and shipped parts to end customers to meet their demand.

Net cash provided by operating activities in 2010 primarily reflected net income of $26.1 million, increases to accounts payable and accrued expenses of $1.3 million, depreciation and amortization of $1.8 million and stock-based compensation of $2.7 million offset by increases in inventory of $0.6 million, accounts receivable of $1.9 million, deferred income taxes of $16.1 million and decrease in income tax payable of $1.4 million. Our accounts payable and accrued expenses increased as a result of increased production volumes. Our inventories increased as a result of growing production for immediate delivery to customers in the first quarter of 2011, and accounts receivable increased as a result of increased shipments.

Net Cash Used in Investing Activities

In 2012, net cash used in investing activities consisted of cash used to purchase investment in marketable securities of $47 million and purchases of property and equipment of $8.4 million, mainly for laboratory and production equipment and leasehold improvements for our offices in California, offset by sales and maturities of marketable securities of $44.7 million.

In 2011, net cash used in investing activities consisted of cash used to purchase investment in marketable securities of $125 million and purchases of property and equipment of $5.2 million, mainly for laboratory and production equipment and leasehold improvements for our offices in California, offset by sales and maturities of marketable securities of $34.5 million.

In 2010, net cash used in investing activities consisted of net cash used to acquire all of the outstanding shares of Winyatek Technology Inc. of $2.5 million and purchases of property and equipment of $5.2 million, of which $1.9 million was invested in leasehold improvements, including new laboratories, in connection with our move to our new facilities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2012, consisted primarily of $2.8 million proceeds from exercise of stock options and employee stock purchase plan and excess tax benefit related to stock-based compensation of $2.1 million. This was offset, in part, by the minimum tax withholding paid on behalf of employees for restricted stock units of $0.3 million.

Net cash provided by financing activities in 2011, consisted primarily of $4.5 million proceeds from exercise of stock options and warrants, excess tax benefit related to stock-based compensation of $1.2 million and net proceeds for secondary offering of $1.0 million. This was offset, in part, by the payment of $1.1 million of expenses related to our initial public offering.

Net cash provided by financing activities in 2010 consisted primarily of $85.7 million net proceeds from the sale of common stock in our initial public offering, the proceeds from the exercise of stock options of $0.5 million and the excess tax benefit related to stock-based compensation of $0.2 million.

Operating and Capital Expenditure Requirements

Our principal source of liquidity as of December 31, 2012 consisted of $121.3 million of cash, cash equivalents and investments in marketable securities. Based on our current operating plan, we believe that our existing cash and cash equivalents and investments in marketable securities from operations will be sufficient to finance our operational cash needs through at least the next 12 to 18 months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our business activities and grow our end customer base which will result in higher needs for working capital. Our ability to generate cash from operations is also subject to substantial risks described in Part I, "Item 1A., Risk Factors." If any of these risks occur, we may be unable to generate or sustain positive cash flow from operating activities. We would then be required to use existing cash and cash equivalents to support our working capital and other cash requirements. If additional funds are required to support our working capital requirements, acquisitions or other purposes, we may seek to raise funds through debt financing or from other sources. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2012:

	Payments due by period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)				
Operating lease obligations	$14,801	$6,348	$4,716	$3,568	$169

As of December 31, 2012, we had noncancelable purchase obligations consisting primarily of consulting fees the Company committed to pay of $0.2 million, which are payable in 2013.

As of December 31, 2012, we recorded a liability for our uncertain tax position of $2.5 million. We are unable to reasonably estimate the timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.

We depend upon third party subcontractors to manufacture our wafers. Our subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation. As of December 31, 2012, the total value of open purchase orders for wafers was approximately $1.4 million.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, such as the use of structured finance, special purpose entities or variable interest entities.

Recent Authoritative Accounting Guidance

See Note 1 of the notes to our consolidated financial statements for information regarding recently issued accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Sensitivity

We had cash and cash equivalents and investments in marketable securities of $121.3 million and $119.0 million at December 31, 2012 and December 31, 2011, respectively, which was held for working capital purposes. Our exposure to market interest-rate risk relates primarily to our investment portfolio. We do not use derivative financial instruments to hedge the market risks of our investments. We manage our total portfolio to encompass a diversified pool of investment-grade securities to preserve principal and maintain liquidity. We place our investments with high-quality issuers, money market funds and debt securities. Our investment portfolio as of December 31, 2012 consisted of money market funds, U.S. Treasuries, municipal bonds, corporate bonds, certificates of deposit and asset backed securities. Investments in both fixed rate and floating rate instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to an increase in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. However, because any debt securities we hold are classified as available-for-sale, no gains or losses are realized in the income statement due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses, net of applicable taxes, included in accumulated other comprehensive income (loss), reported in a separate component of stockholders' equity. Although, we currently expect that our ability to access or liquidate these investments as needed to support our business activities will continue, we cannot ensure that this will not change. We believe that, if market interest rates were to change immediately and uniformly by 10% from levels at December 31, 2012, the impact on the fair value of these securities or our cash flows or income would not be material.

In a declining interest rate environment, as short-term investments mature, reinvestment occurs at less favorable market rates. Given the short-term nature of certain investments, the current interest rate environment may negatively impact our investment income.

Our cash and cash equivalents and investment in marketable securities at December 31, 2012 consisted of $116.8 million held domestically, with the remaining balance of $4.5 million held by foreign subsidiaries. There may be adverse tax effects upon repatriation of these funds to the United States. We do not plan to repatriate cash balances from foreign subsidiaries to fund our operations in the United States.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not currently enter into foreign currency hedging transactions.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Inphi Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Inphi Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, CA
March 7, 2013

Inphi Corporation
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 30,161	$ 29,696
Investments in marketable securities	91,107	89,283
Accounts receivable, net	13,717	9,358
Inventories	4,894	5,716
Deferred tax assets	—	1,463
Income tax receivable	2,412	2,103
Prepaid expenses and other current assets	2,106	2,466
Total current assets	144,397	140,085
Property and equipment, net	13,893	9,566
Goodwill	5,875	5,875
Deferred tax assets	—	10,673
Deferred tax charge	5,138	6,101
Other assets, net	771	328
Total assets	$170,074	$172,628
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 6,888	$ 5,016
Deferred revenue	1,083	1,929
Accrued employee expenses	3,331	1,703
Other accrued expenses	1,261	2,042
Other current liabilities	524	—
Total current liabilities	13,087	10,690
Other long-term liabilities	4,022	3,534
Total liabilities	17,109	14,224
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 28,730,046 and 27,882,223 issued and outstanding at December 31, 2012 and 2011, respectively	29	28
Additional paid-in capital	205,269	190,314
Accumulated deficit	(53,404)	(32,713)
Accumulated other comprehensive income	1,071	775
Total stockholders' equity	152,965	158,404
Total liabilities and stockholders' equity	$170,074	$172,628

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Revenue [(1)]	$ 91,206	$ 79,297	$ 83,193
Cost of revenue	32,684	28,687	29,438
Gross profit	58,522	50,610	53,755
Operating expense:			
Research and development	40,102	28,565	23,781
Sales and marketing	14,052	12,700	8,823
General and administrative	12,300	9,141	9,212
Total operating expense	66,454	50,406	41,816
Income (loss) from operations	(7,932)	204	11,939
Interest and other income (expense)	914	509	(50)
Income (loss) before income taxes	(7,018)	713	11,889
Provision (benefit) for income taxes	13,673	(1,218)	(14,242)
Net income (loss)	$ (20,691)	$ 1,931	$ 26,131
Net income (loss) allocable to common stockholders and participating common securities	$ (20,691)	$ 1,931	$ 5,326
Earnings per share:			
Basic	$ (0.73)	$ 0.07	$ 1.03
Diluted	$ (0.73)	$ 0.07	$ 0.61
Weighted-average shares used in computing earnings per share:			
Basic	28,378,680	26,799,237	5,086,169
Diluted	28,378,680	29,367,423	8,546,537

(1) Includes related party revenue of $27,940 for the year ended December 31, 2010—see Note 17 of notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$(20,691)	$1,931	$26,131
Other comprehensive income (loss):			
Foreign currency translation adjustment	—	30	800
Unrealized gain (loss) on investments, net of tax	296	(55)	—
Comprehensive income (loss)	$(20,395)	$1,906	$26,931

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series E Redeemable Convertible Preferred Stock		Total Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	
Balance at December 31, 2009	518,555	12,016	2,905,783	24,985	6,503,882	18,690	3,509,749	11,989	1,043,731	9,936	77,616
Exercise of stock options, warrant and restricted stock award grant	—	—	—	—	—	—	—	—	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred stock	—	—	—	—	—	—	—	—	313,713	4,538	4,538
Issuance of common stock in connection with initial public offering, net	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred stock to common stock	(518,555)	(12,016)	(2,905,783)	(24,985)	(6,503,882)	(18,690)	(3,509,749)	(11,989)	(1,357,444)	(14,474)	(82,154)
Conversion of preferred stock warrant to common stock warrant	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2010	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	$ —
Exercise of stock options, warrant and restricted stock award grant	—	—	—	—	—	—	—	—	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in connection with secondary public offering, net	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities, net	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2011	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	$ —
Exercise of stock options and restricted stock unit grant	—	—	—	—	—	—	—	—	—	—	—
Employee stock purchase plan	—	—	—	—	—	—	—	—	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on marketable securities, net	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2012	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	$ —

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2009	2,033,542	2	6,041	(60,775)	—	(54,732)
Exercise of stock options, warrant and restricted stock award grant	439,167	—	584	—	—	584
Income tax benefit from stock option exercises	—	—	216	—	—	216
Stock-based compensation expense	—	—	2,705	—	—	2,705
Issuance of preferred stock	—	—	—	—	—	—
Issuance of common stock in connection with initial public offering, net	7,820,000	8	84,690	—	—	84,698
Conversion of preferred stock to common stock	14,795,413	15	82,139	—	—	82,154
Conversion of preferred stock warrant to common stock warrant	—	—	130	—	—	130
Net income	—	—	—	26,131	—	26,131
Currency translation adjustment	—	—	—	—	800	800
Balance at December 31, 2010	25,088,122	$ 25	$176,505	$(34,644)	$ 800	$142,686
Exercise of stock options, warrant and restricted stock award grant	2,694,101	2	4,532	—	—	4,534
Income tax benefit from stock option exercises	—	—	1,171	—	—	1,171
Stock-based compensation expense	—	—	7,192	—	—	7,192
Issuance of common stock in connection with secondary public offering, net	100,000	1	914	—	—	915
Net income	—	—	—	1,931	—	1,931
Currency translation adjustment	—	—	—	—	30	30
Unrealized loss on marketable securities, net	—	—	—	—	(55)	(55)
Balance at December 31, 2011	27,882,223	$ 28	$190,314	$(32,713)	$ 775	$158,404
Exercise of stock options and restricted stock unit grant	746,735	1	1,502	—	—	1,503
Employee stock purchase plan	101,088	—	943	—	—	943
Income tax benefit from stock option exercises	—	—	51	—	—	51
Stock-based compensation expense	—	—	12,459	—	—	12,459
Net income	—	—	—	(20,691)	—	(20,691)
Unrealized gain on marketable securities, net	—	—	—	—	296	296
Balance at December 31, 2012	28,730,046	$ 29	$205,269	$(53,404)	$1,071	$152,965

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income (loss)	$(20,691)	$ 1,931	$ 26,131
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,908	3,185	1,820
Stock-based compensation	12,459	7,192	2,705
Impairment charges	—	1,612	—
Deferred income taxes and deferred tax charge	9,954	(5,192)	(16,054)
Amortization and adjustment of deferred tax charge	963	1,192	746
Excess tax benefit related to stock-based compensation	(2,060)	(1,171)	(216)
Amortization of premiums on marketable securities	1,161	920	—
Other noncash items	112	(20)	89
Changes in assets and liabilities (net of effect of acquisition):			
Accounts receivable	(4,442)	696	(1,890)
Inventories	822	(621)	(627)
Prepaid expenses and other assets	(164)	(1,027)	(1,083)
Income tax payable/receivable	2,657	2,745	(1,442)
Accounts payable	682	(1,005)	344
Accrued expenses	847	148	965
Deferred revenue	(846)	(718)	(736)
Other liabilities	106	(264)	1,609
Net cash provided by operating activities	6,468	9,603	12,361
Cash flows from investing activities			
Purchases of property and equipment	(8,383)	(5,197)	(5,165)
Proceeds from sale of property and equipment	237	9	—
Purchases of marketable securities	(47,030)	(124,986)	—
Sales and maturities of marketable securities	44,667	34,500	—
Acquisition, net of cash acquired	—	—	(2,499)
Net cash used in investing activities	(10,509)	(95,674)	(7,664)
Cash flows from financing activities			
Proceeds from exercise of stock options and warrants	1,828	4,525	485
Excess tax benefit related to stock-based compensation	2,060	1,171	216
Proceeds from employee stock purchase plan	943	—	—
Minimum tax withholding paid on behalf of employees for restricted stock units	(325)	(51)	—
Proceeds from the secondary public offerings, net of issuance costs	—	1,050	—
Proceeds from initial public offering, net of costs paid	—	(1,099)	85,664
Net cash provided by financing activities	4,506	5,596	86,365
Effect of currency exchange rates on cash and cash equivalents	—	(1)	49
Net increase (decrease) in cash and cash equivalents	465	(80,476)	91,111
Cash and cash equivalents at beginning of year	29,696	110,172	19,061
Cash and cash equivalents at end of year	$ 30,161	$ 29,696	$110,172
Supplemental Cash Flow Information			
Income taxes paid	$ 99	$ —	$ 2,502
Noncash investing and financing activities			
Acquisition of Winyatek Technology Inc. in exchange for Series E preferred shares	$ —	$ —	$ 4,538
Conversion of preferred stock to common stock	—	—	82,154
Conversion of preferred stock warrant to common stock warrant	—	—	130

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation
Notes to Consolidated Financial Statements
(Dollars in thousands except share and per share amounts)

1. Organization and Summary of Significant Accounting Policies

Inphi Corporation (the "Company"), a Delaware corporation, was incorporated in November 2000. The Company is a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets. The Company's semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications and computing infrastructures. In addition, the semiconductor solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems.

The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations or cash flows: ability to sustain profitable operations due to history of losses and accumulated deficit, dependence on limited number of customers for a substantial portion of revenue, product defects, risks related to intellectual property matters, lengthy sales cycle and competitive selection process, lengthy and expensive qualification process, ability to develop new or enhance products in a timely manner, market development of and demand for the Company's products, reliance on third parties to manufacture, assemble and test products and ability to compete.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of Inphi and subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In the third quarter of 2011, the Company decided to discontinue the sale of legacy products supported by its Taiwan subsidiary and transitioned the subsidiary to be a design and sales support center. The associated restructuring expense was $1,813, of which $1,408 relates to write off of certain intangibles (see note 7), $204 relates to write off of other assets and $198 relates to severance costs. The severance costs were paid in 2011 except for $95, which was paid in 2012.

Initial Public Offering

In November 2010, the Company completed the initial public offering (the "IPO"), of its common stock in which it sold and issued 7,820,000 shares of common stock, including 1,020,000 shares related to the exercise of the underwriters' over-allotment, at an issue price of $12.00 per share. The Company raised a total of $93,840 in gross proceeds in the IPO, or approximately $84,698 in net proceeds after deducting underwriting discounts and commissions of $6,569 and other offering costs of $2,573. Immediately prior to the closing of the IPO, all shares of the Company's then-outstanding convertible preferred stock outstanding automatically converted into 14,795,413 shares of common stock and the warrants to purchase preferred stock converted into warrants to purchase common stock.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates its estimates, including those related to (i) the collectibility of accounts receivable; (ii) write down for excess and obsolete inventories; (iii) warranty obligations; (iv) the value assigned to and estimated useful lives of long-lived assets; (v) the realization of tax assets and estimates of tax liabilities and tax reserves; (vi) the valuation of equity securities; (vii) amounts recorded in connection with acquisitions; (viii) recoverability of intangible assets and goodwill and (ix) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company engages third party valuation specialists to assist with estimates related to the valuation of financial instruments and assets associated with various contractual arrangements, and valuation of assets acquired in connection with acquisitions. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

Foreign Currency Translation

The Company and its subsidiaries use the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at the exchange rate in effect during the period the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the Consolidated Statements of Operations as part of "Other income (expense)". Foreign currency gain or loss in 2012, 2011 and 2010 were not material.

The functional currency of the Company's Taiwan subsidiary was the New Taiwan Dollar through the first two quarters of 2011, which required that assets and liabilities be translated into US dollars at period-end exchange rates and income, expense, and cash flow items be translated at average exchange rates prevailing during the period. The resulting currency translation adjustment is recorded as a component of accumulated other comprehensive income within stockholders' equity. As discussed above, in 2011, the Company transitioned its Taiwan subsidiary to be a design and sales support center. The restructuring brought about a change in the subsidiary's functional currency designation from Taiwan dollars to United States dollars.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents with major financial institutions and, at times, such balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits. Cash equivalents primarily consist of money market funds.

Fair Market Value of Financial Instruments

The carrying amount reflected in the balance sheet for cash and cash equivalents, accounts receivable, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these financial instruments.

Investments in Marketable Securities

Investments in marketable securities consist of available-for-sale securities. These investments are recorded at fair value with changes in fair value, net of applicable taxes, recorded as unrealized gains (losses) as a component of accumulated other comprehensive income in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other (expense) income, net. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. Investments are made based on our investment policy which restricts the types of investments that can be made. The Company classified available-for-sale securities as short-term as the investments are available to be used in current operations.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventories are reduced for write downs based on periodic reviews for evidence of slow-moving or obsolete parts. The write-down is based on comparison between inventory on hand and estimated future sales for each specific product. Once written down, inventory write downs are not reversed until the inventory is sold or scrapped. Inventory write downs are also established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price level or other causes. Inventory valuation reserves were $1,720 and $1,509, as of December 31, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on property and equipment over the estimated useful lives on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repairs and maintenance are charged to expense as incurred. Useful lives by asset category are as follows:

Asset Category	Years
Office equipment	3 years
Software	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Production equipment	2 years
Computer equipment	5 years
Lab equipment	5 years
Furniture and fixtures	7 years

Impairment of Long-lived Assets and Goodwill

Long-lived Assets

The Company assesses the impairment of long-lived assets, which consist primarily of property and equipment and intangible assets, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company's operating model or strategy and competitive forces.

If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

Goodwill

Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment on an annual basis during the fourth fiscal quarter or more frequently if the Company believes indicators of impairment exist.

The performance of the test involves a two-step process. The first step requires comparing the fair value of the reporting unit to its net book value, including goodwill. As the Company has only one reporting unit, the fair value of the reporting unit is determined by taking the market capitalization of the Company as determined through quoted market prices and adjusted for control premiums and other relevant factors. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair value of the reporting unit's net assets other than goodwill and the fair value of the reporting unit. If the difference is less than the net book value of goodwill, impairment exists and is recorded. In the event that the Company determines that the value of goodwill has become impaired, the Company will record an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The Company has not been required to perform this second step of the process because the fair value of the reporting unit has significantly exceeded its book value at every measurement date. The guidance also provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. There was no impairment of goodwill in 2012.

Internal Use Software Costs

Certain external and internal computer software costs acquired for internal use are capitalized. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized costs are included within property and equipment.

Revenue Recognition

The Company's products are fully functional at the time of shipment and do not require additional production, modification, or customization. The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. The Company's sales arrangements do not include multiple elements.

Product revenue is recognized upon shipment of product to customers, net of accruals for estimated sales returns and allowances, which to date, have not been significant. However, some of the Company's sales are made through distributors under arrangements that allow for price protection or rights of return on product unsold by the distributors. Product revenue on sales made through distributors with rights of return or price protection is

(Dollars in thousands except share and per share amounts)

deferred until the distributors sell the product to end customers. Sales to distributors are included in deferred revenue and the Company includes the related costs in inventory until sale to the end customers occurs. Price protection rights allow distributors the right to a credit in the event of declines in the price of the Company's product that they hold prior to the sale to an end customer. In the event that the Company reduces the selling price of products held by distributors, deferred revenue related to distributors with price protection rights is reduced upon notification to the customer of the price change. The Company's sales to direct customers are made primarily pursuant to standard purchase orders for delivery of products. The Company generally allows customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment.

Cost of Revenue

Cost of revenue includes cost of materials, such as wafers processed by third-party foundries, cost associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, and equipment associated with manufacturing support, logistics and quality assurance, warranty cost, write down of inventories, amortization of production mask costs, overhead and an allocated portion of occupancy costs.

Warranty

The Company's products are under warranty against defects in material and workmanship generally for a period of one or two years. The Company accrues for estimated warranty cost at the time of sale based on anticipated warranty claims and actual historical warranty claims experience including knowledge of specific product failures that are outside of the Company's typical experience. The warranty obligation is determined based on product failure rates, cost of replacement and failure analysis cost. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future. As of December 31, 2012 and 2011, the warranty liability was $40 and $1,000, respectively.

The following table sets forth changes in warranty accrual included in other accrued expenses in the Company's consolidated balance sheets:

	Year Ended December 31,	
	2012	2011
Beginning balance	$ 1,000	$ 602
Accruals for warranties	790	398
Settlements	(1,750)	—
	$ 40	$1,000

In 2010, the Company was informed of a claim related to repair and replacement costs in connection with shipments of over 4,000 integrated circuits made by the Company during the summer and fall of 2009. The Company assessed, provided and accumulated additional warranty reserves based on estimated, probable costs to replace units.

In 2012, based on additional investigation and discussions with the customer, the Company booked an additional warranty cost of $750. This amount was recorded as a reduction to revenue. In June 2012, the Company entered into a settlement agreement with the customer in which the Company paid $1,750 in July 2012.

Research and Development Expense

Research and development expense consists of costs incurred in performing research and development activities including salaries, stock-based compensation, employee benefits, occupancy costs, pre-production engineering mask costs, overhead costs and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.

Sales and Marketing Expense

Sales and marketing expense consists of salaries, stock-based compensation, employee benefits, travel and trade show costs. The Company expenses sales and marketing costs as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were not material.

General and Administrative Expense

General and administrative expense consists of salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and human resources personnel. In addition, general and administrative expense includes fees for professional services and occupancy costs. These costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must also make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. To the extent that it believes that recovery is not likely, the Company must establish a valuation allowance. The carrying value of the Company's net deferred tax asset is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. A valuation allowance is established for deferred tax assets which the Company does not believe meet the "more likely than not" criteria. The Company's judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company's assumptions and consequently its estimates change in the future, the valuation allowance the Company has established may be increased or decreased, resulting in a material respective increase or decrease in income tax expense (benefit) and related impact on the Company's reported net income (loss).

In accordance with FASBs guidance on *Accounting for Uncertainty in Income Taxes*, the Company performs a comprehensive review of uncertain tax positions regularly. In this regard, an uncertain tax position represents an expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return or claim, which has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, the Company does not recognize the tax benefits resulting from such positions and reports the tax effects as a liability for uncertain tax positions in our consolidated financial statements. The Company recognizes potential interest and penalties on uncertain tax positions in income taxes on the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation for stock option and restricted stock awards issued to the Company's employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. The Company uses the Black-Scholes option-pricing model for valuing stock option awards granted to employees and directors at the grant date. Determining the fair value of stock option awards at the grant date requires the input of various assumptions, including fair value of the underlying common stock, expected future share price volatility, expected term, risk-free interest rate and dividend rate. Changes in these assumptions can materially affect the fair value of the options. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected life of the options. The weighted average expected life of options was calculated using the simplified method. This decision was based on the lack of relevant historical data due to the Company's limited experience. The expected dividend yield is zero because the Company has not historically paid dividends and has no present intention to pay dividends. The Company establishes the estimated forfeiture rates based on historical experience. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period which is equal to the vesting period.

The Company has elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as single awards and recognizes stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period.

The Company recognizes non-employee stock-based compensation expenses based on the estimated fair value of the equity instrument determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee variable stock award is re-measured each period until a commitment date is reached, which is generally the vesting date.

Earnings per Share

The Company applies the two-class method for calculating earnings per share. Under the two–class method, net income is allocated between common stock and other participating securities based on their participation rights. Basic earnings per share is calculated by dividing income allocable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding, net of shares subject to repurchase by the Company, during the period. Diluted earnings per share is calculated by dividing the net income allocable to common stockholders by the weighted average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options, warrants to purchase common stock and convertible preferred stock.

Segment Information

The Company's operations are located primarily in the United States, and materially all tangible assets are located in Westlake Village, California. The Company operates in one segment related to the design, development and sale of high speed analog connectivity components that operate to maintain, amplify and improve signal integrity at high speeds in a wide variety of applications. The Company's chief operating decision-maker is its Chief Executive Officer, who reviews operating results on an aggregate basis and manages the Company's operations as a single operating segment.

Recent Accounting Pronouncements

In May 2011, Financial Accounting Standards Board ("FASB") issued an amendment to its accounting guidance on fair value measurement. The amendment provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The amendment changes certain fair value measurement principles and enhances

(Dollars in thousands except share and per share amounts)

the disclosure requirements about fair value measurements. This guidance is effective during interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this guidance had no impact on the Company's consolidated financial statements.

In June 2011, FASB issued an amendment to its accounting guidance on comprehensive income. The amendment requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of equity. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has elected to present the components of comprehensive income as a separate statement. In February 2013, the FASB issued a guidance to improve the reporting reclassifications out of accumulated other comprehensive income of various components. The guidance requires presentation of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification either parenthetically on the face of the financial statements or in the notes. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 31, 2012. The Company believes that the adoption of the amendments will not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued an amendment on *Disclosures about Offsetting Assets and Liabilities*. The amendment requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company believes that the adoption of the amendments will not have a material impact on the Company's consolidated financial statements.

2. Acquisition

On June 30, 2010, the Company acquired all of the outstanding shares of WTI in exchange for $3,344 in cash and 313,713 shares of Series E preferred stock. WTI is primarily engaged in the research, design, development, manufacture and sale of Nand Flash Controller System-On-Chip, secure digital/multi-media card controller, and card reader products. As a result of the acquisition, the Company was expected to expand its technology and engineering resources.

The fair value of consideration transferred is shown in the table below:

Cash	$3,344
Series E preferred stock	4,538
	$7,882

The Company issued 313,713 shares of Series E preferred stock that has a total fair value of $4,538 based on the valuation performed as of June 30, 2010, the acquisition date. The acquisition of WTI includes a contingent consideration arrangement that requires additional consideration to be paid by the Company based on achievement of certain revenue and gross margin targets of WTI over the three fiscal quarters starting July 1, 2010. The amount of contingent consideration, if any, was payable on or before May 15, 2011. The amount of

(Dollars in thousands except share and per share amounts)

consideration the Company could pay under the agreement ranges from $0 to $2,000. The fair value of the contingent consideration on the acquisition date and at December 31, 2010 was determined to be insignificant as the probability of WTI achieving the revenue and gross margin requirement is deemed to be remote. No contingent consideration was paid in 2011 as WTI did not achieve the revenue and gross margin requirement.

The acquisition has been accounted for using the acquisition method of accounting which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The following table summarizes the purchase price allocation as of the acquisition date:

Cash	$ 808
Receivables	174
Inventories	493
Other current assets	100
Property and equipment	68
Identifiable intangible assets	1,530
In-process research and development	110
Other noncurrent assets	34
Accounts payable and accrued expenses	(539)
Deferred tax liabilities, net	(177)
Total identifiable net assets	2,601
Goodwill	5,281
Net assets acquired	$7,882

As of the acquisition date, the fair value of receivables, inventories, property and equipment, accounts payable and accrued expenses approximated the book value acquired.

Identifiable intangible assets consisted of developed technology of $800 and customer relationships of $730. The Company used a relief-from-royalty method to value developed technology. Customer relationships represented future projected revenue that was expected to be derived from sales of products to existing customers. Developed technology and customer relationships were being amortized on a straight-line method, which approximated the pattern of economic consumption over their estimated useful lives of 4 years for developed technology and 5 years for customer relationships.

The Company capitalized $110 of IPR&D costs related to the WTI acquisition. In the third quarter of 2011, the Company abandoned the in-process projects and wrote off the entire IPR&D.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and is attributable to the workforce of the acquired business and the synergies expected to arise after the Company's acquisition of WTI. Goodwill is not amortized and is not deductible for tax purposes. At the time of the acquisition, goodwill was assigned to the Company's one reporting unit.

The Company incurred acquisition costs of $278 which are included in general and administrative expense in the consolidated statement of operations for the year ended December 31, 2010.

WTI contributed revenue of $1,359 and pre-tax loss of $869 to the Company for the period from June 30 to December 31, 2010.

(Dollars in thousands except share and per share amounts)

Pro Forma Information

The following unaudited pro forma financial information presents a summary of the Company's consolidated results of operations for the year ended December 31, 2010, assuming the WTI acquisition had been completed as of January 1, 2010:

	Pro Forma Year Ended December 31, 2010
	(unaudited)
Revenue	$84,316
Net income	$25,738
Net income allocable to common stockholders	$ 5,186
Earnings per share – basic	$ 1.02
Earnings per share – diluted	$ 0.61

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of the Company and WTI, reflecting the results of operations for the year ended December 31, 2010. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition as of the beginning of each period presented. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition.

3. Investments in Marketable Securities

The following table summarizes the investments by investment category:

	December 31, 2012			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:				
US treasury securities	$24,696	$ 13	$—	$24,709
Municipal bonds	38,378	223	(6)	38,595
Corporate notes/bonds	22,154	139	—	22,293
Certificate of deposit	2,500	5	(1)	2,504
Asset backed securities	3,000	6	—	3,006
Total investments	$90,728	$386	$ (7)	$91,107

(Dollars in thousands except share and per share amounts)

	December 31, 2011			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:				
US treasury securities	$24,153	$ 4	$ (1)	$24,156
Municipal bonds	40,080	195	(3)	40,272
Corporate notes/bonds	20,150	12	(300)	19,862
Certificate of deposit	1,000	—	(2)	998
Asset backed securities	2,000	—	(3)	1,997
Variable rate demand notes	1,000	3	—	1,003
Commercial paper	994	1	—	995
Total investments	$89,377	$215	$(309)	$89,283

As of December 31, 2012, we had 4 investments that were in an unrealized loss position. The gross unrealized losses on these investments at December 31, 2012 were due to changes in interest rates and determined to be temporary in nature. The Company reviews the investments to identify and evaluate investments that have an indication of possible other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The contractual maturities of available-for-sale securities at December 31, 2012 are presented in the following table:

	Cost	Fair Value
Due in one year or less	$34,610	$34,726
Due between one and five years	56,118	56,381
	$90,728	$91,107

4. Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company extends differing levels of credit to customers and does not require collateral deposits. As of December 31, 2012 and 2011, the Company maintained an allowance for doubtful accounts of $152 and $68, respectively. The allowance for doubtful accounts increased by $84 for the year ended December 31, 2012.

The following table summarizes the significant customers' and distributors' revenue and accounts receivable as a percentage of total revenue and total accounts receivable, respectively:

	Year Ended December 31,		
	2012	2011	2010
Revenue			
Customer A	19%	27%	34%
Customer B	15	14	*
Customer C	*	*	*

(Dollars in thousands except share and per share amounts)

	December 31,	
	2012	2011
Accounts Receivable		
Customer A	12%	33%
Customer B	11	10
Customer C	*	10

* Less than 10% of total revenue and accounts receivable

Customer C and another customer are distributors that sell the Company's products exclusively to an end customer. In the aggregate, revenue to such end customer, including revenue made through distributors as a percentage of total revenue was 14%, 11% and 11% for the years ended December 31, 2012, 2011 and 2010.

5. Inventories

Inventories consist of the following:

	December 31,	
	2012	2011
Raw materials	$ 545	$1,261
Work in process	1,592	1,910
Finished goods	2,757	2,545
	$4,894	$5,716

Finished goods include amounts held by distributors of $341 and $473 as of December 31, 2012 and 2011, respectively.

6. Property and Equipment, net

Property and equipment consist of the following:

	December 31,	
	2012	2011
Laboratory and production equipment	$ 22,692	$ 15,643
Office, software and computer equipment	6,206	4,277
Furniture and fixtures	634	614
Leasehold improvements	3,226	3,118
	32,758	23,652
Less accumulated depreciation	(18,865)	(14,086)
	$ 13,893	$ 9,566

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $4,908, $2,962 and $1,640, respectively.

As of December 31, 2012 and 2011, computer software costs included in property and equipment were $2,180 and $1,712, respectively. Amortization expense of capitalized computer software costs was $280, $235 and $184 for the years ended December 31, 2012, 2011 and 2010, respectively.

(Dollars in thousands except share and per share amounts)

7. Identifiable Intangible Assets

During the third quarter of 2011, the Company decided to discontinue the sale of acquired legacy products in Taiwan and as a result, evaluated the carrying value of long-lived assets of the related asset group, which resulted in impairment of all identifiable intangible assets. The impairment losses were presented in the statements of operations for the year ended December 31, 2011 as follows:

Cost of revenue	$ 654
Research and development	122
Sales and marketing	632
	$1,408

8. Other Long-term Liabilities

Other long-term liabilities consist of the following:

	December 31,	
	2012	2011
Deferred rent	$1,570	$1,988
Income tax payable	2,452	1,546
	$4,022	$3,534

9. Income Taxes

Income (loss) before income taxes consists of the following:

	Year Ended December 31,		
	2012	2011	2010
United States	$(2,852)	$ 2,395	$12,765
Foreign	(4,166)	(1,682)	(876)
Total	$(7,018)	$ 713	$11,889

Income tax provision (benefit) consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
Current:			
U.S. Federal	$ 3,760	$ 2,811	$ (6,158)
U.S. State	(132)	1,180	(1,015)
Foreign	91	(17)	29
	3,719	3,974	(7,144)
Deferred:			
U.S. Federal	4,842	(2,396)	(4,523)
U.S. State	5,088	(2,742)	(2,427)
Foreign	24	(54)	(148)
	9,954	(5,192)	(7,098)
Total	$13,673	$(1,218)	$(14,242)

Inphi Corporation
Notes to Consolidated Financial Statements—(Continued)
(Dollars in thousands except share and per share amounts)

Income tax provision (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes as a result of the following:

	Year Ended December 31,		
	2012	2011	2010
Provision (benefit) at statutory rate	$ (2,456)	$ 249	$ 4,161
State income taxes	200	217	1,653
Research and development credits	(1,345)	(2,672)	(2,063)
Change in valuation allowance	15,247	433	(24,022)
Foreign earnings, taxed at different rates	1,649	670	4,912
Unrecognized tax benefits	1,487	1,153	791
Stock-based compensation	336	95	391
Tax exempt income	(197)	(135)	—
Prior year return to provision adjustment	(1,264)	(1,244)	—
Other	16	16	(65)
	$13,673	$(1,218)	$(14,242)

Significant components of the Company's net deferred taxes consist of the following:

	December 31,	
	2012	2011
Deferred tax assets		
Net operating loss carry forwards	$ 7,344	$ 7,338
Research and development credits	10,450	7,220
Stock-based compensation	3,560	2,882
Other temporary differences	1,317	1,536
Total deferred tax assets	22,671	18,976
Deferred tax liabilities		
Subpart F income on foreign subsidiaries earnings	(5,606)	(5,182)
Amortization and depreciation	(1,385)	(1,225)
Total deferred tax liabilities	(6,991)	(6,407)
Less: valuation allowance	(15,680)	(433)
Deferred tax assets, net	$ —	$12,136

At December 31, 2012 and 2011, the Company has recorded a deferred tax charge of $5,138 and $6,101, respectively, which represents the tax on the intercompany transfer of intangible assets in connection with the Company's international reorganization during 2010. The deferred tax charge is being amortized over the estimated useful life of 8 years to income tax expense.

Valuation Allowance

The Company records a valuation allowance to reduce deferred tax assets to the amount that the Company believes is more likely than not to be realized. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate sufficient future taxable income against which benefits of the deferred tax assets may

(Dollars in thousands except share and per share amounts)

or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the Company's ability to generate revenue, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall current and projected business and semiconductor industry conditions, operating efficiencies, the Company's ability to timely develop, introduce and consistently manufacture new products to customers' specifications, acceptance of new products, customer concentrations, technological change and the competitive environment which may impact the Company's ability to generate taxable income and, in turn, realize the value of the deferred tax assets.

At December 31, 2012, the Company established full valuation allowances of approximately $14,827 against certain U.S. deferred tax assets, and valuation allowances of approximately $853 against deferred tax assets of the Company's subsidiaries in Singapore and Taiwan, to reflect the deferred tax asset at the net amount that is more likely than not to be realized. The decision to establish the valuation allowance was due to negative evidence which includes the passage of a California tax law requiring use of single sales factor which will reduce the amount of California taxable income starting 2013 and our recent cumulative losses in U.S., Singapore and Taiwan after considering permanent tax differences.

From inception through December 31, 2009, the Company concluded that it was not more likely than not that the net deferred tax assets would be realized. In March 2010, the Company received its first substantial quantity of production orders for a new low voltage product, which was a new low voltage version of the Company's integrated PLL and register buffer. This new low voltage product is in commercial production and is shipping in volume. The arrival of these production orders from one of the Company's largest customers reduced concerns and increased confidence in the strength of the Company's business outlook for the balance of 2010. In addition, certain other new product introductions began to gain traction with customers, providing additional confidence in the Company's longer term outlook. The Company also achieved further clarity around certain contingencies related to ongoing litigation and certain other product acceptance concerns that existed at December 31, 2009. Furthermore, during the first quarter of 2010 the Company unexpectedly received additional orders for an older product that allowed the Company to exceed its overall plan for the quarter and continue the recent trend of profitability into the first quarter of 2010. At its April 30, 2010 meeting, based on a review of the positive developments that materialized in the first quarter of 2010, the Company's Board of Directors decided to authorize management to retain investment bankers and proceed with plans to pursue a potential initial public offering. Based on these positive developments and an additional quarter of profitable operation, management reassessed the need for a valuation allowance at March 31, 2010 and concluded that a change in circumstances had occurred. Management determined that, based on the Company's prospects and business outlook, it was reasonable to conclude that it is more likely than not that the Company's deferred tax assets will be realized. Accordingly, the Company released the full valuation allowance recorded against its deferred tax assets of $24,022 based on the weight of positive evidence that existed at March 31, 2010.

The valuation allowance increased $15,247 and $433 in the year ended December 31, 2012 and 2011, respectively, and decreased $24,022 for the year ended December 31, 2010.

General Income Tax Disclosures

The Company has net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $12,597 and $32,715, respectively at December 31, 2012 that will begin to expire in 2022 for federal income tax purposes and in 2017 for state income tax purposes. The Company has additional federal and state NOL carryover of $20,075 and $13,461, respectively, arising from an excess stock option deduction for 2012 and 2011 that were not recognized in the financial statements. These excess stock option compensation benefits will be credited to additional paid-in capital when it reduces current income tax liability. At December 31, 2012, the Company has NOL carryforwards of $2,343 for its Taiwan subsidiary which begin to

(Dollars in thousands except share and per share amounts)

expire in 2019, and $13,136 for the Singapore subsidiary, which do not expire. A full valuation allowance has been provided on NOL carryforwards.

At December 31, 2012, the Company also has federal and state research and development ("R&D") tax credit carryforwards of $6,660 and $9,772, respectively. The federal tax credits will begin to expire in 2024, unless previously utilized. The state tax credits do not expire. A full valuation allowance has been provided on R&D tax credit carryforwards.

Pursuant to Internal Revenue Code sections 382 and 383, use of the Company's NOL and R&D credits generated prior to June 2004 are subject to an annual limitation due to a cumulative ownership percentage change that occurred in that period. The Company has had two changes in ownership, one in December 2000 and the second in June 2004, that resulted in an annual limitation on NOL and R&D credit utilization. The NOL and R&D credit carryforward which will expire unused due to annual limitation is not recognized for financial statement purposes and is not reflected in the above carryover amounts.

The Company recorded a benefit of $1,264 to its 2012 income tax provision for a prior year return to provision adjustment, which primarily relates to 2011 R&D tax credits for which a full valuation allowance was provided and therefore, had no impact on the total tax provision. The Company recorded a benefit of $1,244 to its 2011 income tax provision for a prior year return to provision adjustment, which primarily relates to California state income taxes. The Company files an income tax return in California the laws of which generally require the results of all affiliated companies, both domestic and foreign, that are engaged in a unitary business to be included in the California return (i.e., worldwide combined reporting basis). However, California law also provides that a California company may make a so-called "Water's Edge" election which limits the results included in the combined reporting to only the companies that are subject to tax in the United States. Once a California Water's Edge election is made with a timely filed California tax return, the filing Company is required to file using the Water's Edge for seven years. 2010 was the first year the Company was subject to the California worldwide combined reporting method. As of December 31, 2010, the Company intended to make the Water's Edge election with the 2010 California income tax return and recorded its 2010 state income tax expense based upon this method. However, in October 2011, the Company filed its 2010 California tax return on a worldwide combined reporting basis rather than making the Water's Edge election. The Company's decision to file its 2010 California income tax return on a worldwide combined reporting basis was a result of information and circumstances arising in 2011 surrounding expectations of future taxable income under each filing election.

The Company operates under tax holiday in Singapore, which is effective through May 2020. The tax holiday is conditional upon meeting certain employment, activities and investment thresholds. The impact of the Singapore tax holiday decreased Singapore taxes by $0 for 2012 and $95 for 2011.

The following table summarizes the changes in gross unrecognized tax benefits:

	Year Ended December 31,		
	2012	2011	2010
Balance as of January 1	$4,132	$2,985	$1,283
Increases based on tax positions related to the current year	1,418	1,239	1,438
Increase (decreases) based on tax positions of prior year	605	(92)	264
Balance as of December 31	$6,155	$4,132	$2,985

As of December 31, 2012, the Company had approximately $5,013 of unrecognized tax benefits that if recognized would affect the effective income tax rate. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

(Dollars in thousands except share and per share amounts)

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized no interest or penalties during the years ended December 31, 2012, 2011 and 2010 as the prior year's unrecognized tax benefits reduce tax attributes that have not yet been utilized on the Company's tax return.

The Company files income tax returns in the U.S. federal jurisdiction, state of California and certain foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for tax years ended on or before December 31, 2008 or to California state income tax examinations for tax years ended on or before December 31, 2007. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

The Company does not provide for U.S. income taxes on undistributed earnings of its controlled foreign corporations that are intended to be invested indefinitely outside the United States. At December 31, 2012, the Company's foreign subsidiaries had an accumulated deficit. However, no U.S. deferred tax asset was recorded for the accumulated deficit as it was not apparent as of December 31, 2012, that such deferred tax asset would reverse in the foreseeable future.

In October 2012, the Company received notification from the California Franchise Tax Board that the 2009 and 2010 California tax returns will be examined. The Company believes it has adequate reserve for its uncertain tax positions, however, there is no assurance that the taxing authorities will not propose adjustments that are different from the Company's expected outcome and such adjustments may impact the provision for income taxes.

10. Earnings Per Share

The following shows the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2012	2011	2010
Numerator			
Net income (loss)	$ (20,691)	$ 1,931	$ 26,131
Less amount allocable to preferred stockholders	—	—	(20,805)
Less amount allocable to unvested early exercised options and unvested restricted stock award	—	(1)	(86)
Net income (loss) allocable to common stockholders—basic and diluted	$ (20,691)	$ 1,930	$ 5,240
Denominator			
Weighted average common stock	28,391,528	26,820,662	5,137,029
Less weighted average unvested common stock subject to repurchase and unvested restricted stock award	(12,848)	(21,425)	(50,860)
Weighted average common stock—basic	28,378,680	26,799,237	5,086,169
Effect of potentially dilutive securities:			
Add options to purchase common stock	—	2,547,945	3,425,528
Add unvested restricted stock unit	—	9,442	—
Add warrants to purchase common stock	—	10,799	34,840
Weighted-average common stock—diluted	28,378,680	29,367,423	8,546,537
Earnings per share			
Basic	$ (0.73)	$ 0.07	$ 1.03
Diluted	$ (0.73)	$ 0.07	$ 0.61

(Dollars in thousands except share and per share amounts)

Net income has been allocated to the common stock, convertible participating preferred stock before conversion to common stock, unvested early exercised options and unvested restricted stock award based on their respective rights to share in dividends.

The following securities were not included in the computation of diluted earnings per share as inclusion would have been anti-dilutive:

	Year Ended December 31,		
	2012	2011	2010
Convertible preferred stock	—	—	12,776,077
Common stock options	4,797,873	965,266	938,691
Warrant to purchase redeemable convertible preferred stock	2,142	—	—
Unvested early exercised options	—	—	32,872
Unvested restricted stock award and restricted stock unit	1,608,464	410,981	17,987
	6,408,479	1,376,247	13,765,627

11. Warrants

In connection with various financing agreements, the Company issued warrants to purchase common stock and preferred stock. In November 2010, upon completion of the initial public offering, all preferred stock warrants were converted to common stock warrants. As of December 31, 2012 and 2011, there were 2,142 outstanding common stock warrants with an exercise price of $3.42.

12. Stock Based Compensation

In 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the "2000 Plan"). Under the provisions of the 2000 Plan, employees, outside directors, consultants and other independent advisors who provide services to the Company may be issued incentive and non-qualified stock options to purchase common stock or may be issued shares of common stock directly. The Board of Directors is authorized to administer the 2000 Plan and establish the stock option terms, including the exercise price and vesting period. Options granted under the plan may have varying vesting schedules; however, options generally vest 25% upon completion of one year of service and thereafter in 36 equal monthly installments. Options granted are immediately exercisable and the shares issued upon exercise of the option are subject to a repurchase right held by the Company. The repurchase price under the repurchase right is the original exercise price and the right lapses in accordance with the option-vesting schedule. As of December 31, 2012 and 2011, there were no unvested shares outstanding subject to the Company's right of repurchase. The proceeds received from the unvested early exercise of options are presented in the balance sheet as liabilities and subsequently classified to equity based on the vesting schedule. The vesting of certain options granted or shares issued under the 2000 Plan is subject to acceleration of vesting upon the occurrence of certain events as defined in the 2000 Plan.

Under the 2000 Plan, the exercise price, in the case of an incentive stock option, can-not be less than 100%, and in the case of a nonqualified stock option, not less than 85%, of the fair market value of such shares on the date of grant. The term of the option is determined by the Board but in no case can exceed 10 years.

In June 2010, the Board of Directors approved the Company's 2010 Stock Incentive Plan (the "2010 Plan"), which became effective in November 2010. Upon completion of the Company's initial public offering, shares originally reserved for issuance under the 2000 Plan but which were not issued or subject to outstanding grants

(Dollars in thousands except share and per share amounts)

on the effective date of the 2010 Plan, and shares subject to outstanding options or forfeiture restriction under the 2000 Plan on the effective date of the 2010 Plan that are subsequently forfeited or terminated before being exercised, become available for awards under the 2010 Plan, up to 428,571 shares. The 2010 Plan provides for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants. The Board of Directors administers the 2010 Plan, including the determination of the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award. Options granted under the 2010 Plan are exercisable only upon vesting. At December 31, 2012, 1,375,581 shares of common stock have been reserved for future grants under the 2010 Plan.

Stock Option Awards

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	1.32%	2.66%	2.99%
Expected life (in years)	6.22	6.41	6.42
Dividend yield	—	—	—
Expected volatility	50%	50%	60%

The following table summarizes information regarding options outstanding:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2011	4,259,106	$ 7.50	7.21	$25,168
Granted	2,001,074	11.93		
Exercised	(670,734)	2.72		
Canceled	(952,766)	16.74		
Outstanding at December 31, 2012	4,636,680	$ 8.20	6.39	$13,264
Exercisable at December 31, 2012	2,583,624	$ 4.84	4.50	$12,841
Vested at December 31, 2012	2,242,696	$ 4.24	4.13	$12,558
Vested and expected to vest in the future as of December 31, 2012	4,544,687	$ 8.13	6.34	$13,240

The intrinsic value of options outstanding, exercisable and vested and expected to vest is calculated based on the difference between the exercise price and the fair value of the Company's common stock as of the respective balance sheet dates.

The total fair value of employee options vested during the years ended December 31, 2012 and 2011 was $3,267 and $3,101, respectively.

(Dollars in thousands except share and per share amounts)

The weighted average grant date fair value per share of stock options granted to employees during the year ended December 31, 2012 and 2011 was $6.18 and $10.54, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $6,861 and $45,613, respectively. The intrinsic value of exercised options is calculated based on the difference between the exercise price and the fair value of the Company's common stock as of the exercise date. Cash received from the exercise of stock options was $1,828 and $4,505, respectively, for the years ended December 31, 2012 and 2011.

Stock Option Exchange Offer

On September 20, 2012, the Company commenced an offering to eligible employees to voluntarily exchange certain vested and unvested stock option grants. Under the program, eligible employees holding options to purchase the Company's common stock were given the opportunity to exchange certain of their existing options, with exercise prices at or above $16.63 per share for a predetermined smaller number of stock options to be granted following the expiration of the tender offer with exercise prices equal to the fair market value of one share of the Company's common stock on the day the new awards were issued. Stock options to purchase an aggregate of 508,399 shares with exercise prices ranging from $16.63 to $22.07 were eligible for tender at the commencement of the program. The Company's directors and executive officers were not eligible to participate in the program. The program is structured as a value-neutral exchange. The replacement awards would be targeted at providing value that is, in the aggregate, not greater than the fair value of the exchanged stock options. This means that the employees who participate in the program are expected to receive a number of replacement awards with an aggregate value that does not exceed the aggregate value of the stock options surrendered in the exchange. The terms and conditions of the new options, including the vesting schedules, will be substantially the same as the terms and conditions of the options cancelled.

On October 19, 2012, the offer period ended and the Company accepted for exchange and cancellation 464,899 vested and unvested eligible options to purchase common stock, with a weighted average exercise price of $21.06. In exchange, the Company issued 353,779 vested and unvested options to purchase shares of the Company's common stock with an exercise price of $8.93, the closing price of the Company's common stock on October 22, 2012. Using the Black-Scholes option pricing model, the Company determined that the fair value of the surrendered stock options on a grant-by-grant basis was approximately equal, as of the date of the exchange, to the fair value of the eligible stock options exchanged, resulting in insignificant incremental share-based compensation.

Restricted Stock Units and Awards

The Company granted restricted stock units (RSU) to members of the Board of Directors and employees. Most of the Company's outstanding restricted stock units vest over four years with vesting contingent upon continuous service. The Company estimates the fair value of restricted stock units using the market price of the common stock on the date of the grant. The fair value of these awards is amortized on a straight-line basis over the vesting period.

(Dollars in thousands except share and per share amounts)

The following table summarizes information regarding outstanding restricted stock units:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2011	726,556	$20.58
Granted	1,407,039	11.96
Vested	(114,088)	18.23
Canceled	(228,216)	15.37
Outstanding at December 31, 2012	1,791,291	$14.62
Expected to vest in the future as of December 31, 2012	1,703,576	

The Company granted restricted stock awards (RSA) to certain members of the Board of Directors. The Company estimates the fair value of restricted stock awards using the market price of the common stock on the date of the grant. As of December 31, 2010, the Company had 35,355 outstanding nonvested restricted stock awards, 13,930 of which vested during the year ended December 31, 2011 resulting to 21,425 nonvested restricted stock awards outstanding as of December 31, 2011. During 2012, 8,576 restricted stock awards vested, resulting to 12,849 nonvested restricted stock awards outstanding as of December 31, 2012.

Employee Stock Purchase Plan

In December 2011, the Company adopted the Employee Stock Purchase Plan ("ESPP"). Participants purchase the Company's stock using payroll deductions, which may not exceed 15% of their total cash compensation. Pursuant to the terms of the ESPP, the "look-back" period for the stock purchase price is six months. Offering and purchase periods will begin on February 10 and August 10 of each year. Participants will be granted the right to purchase common stock at a price per share that is 85% of the lesser of the fair market value of the Company's common shares at the beginning or the end of each six-month period.

The ESPP imposes certain limitations upon an employee's right to acquire common stock, including the following: (i) no employee shall be granted a right to participate if such employee immediately after the election to purchase common stock, would own stock possessing 5% or more to the total combined voting power or value of all classes of stock of the Company, and (ii) no employee may be granted rights to purchase more than $25 fair value of common stock for each calendar year. The maximum aggregate number of shares of common stock available for purchase under the ESPP is one million shares. Total common stock issued under the ESPP during the year ended December 31, 2012 was 101,088.

The fair value of employee stock purchase plan is estimated at the start of offering period using the Black-Scholes option pricing model with the following average assumptions for the year ended December 31, 2012:

Risk-free interest rate	0.13%
Expected life (in years)	0.50
Dividend yield	—
Expected volatility	81%
Estimated fair value	$4.69

(Dollars in thousands except share and per share amounts)

Stock-Based Compensation Expense

Stock-based compensation expense is included in the Company's results of operations as follows:

	Year Ended December 31,		
	2012	2011	2010
Cost of revenue	$ 726	$ 315	$ 107
Research and development	5,833	3,214	1,381
Sales and marketing	2,660	2,054	526
General and administrative	3,240	1,609	691
	$12,459	$7,192	$2,705

As of December 31, 2012, total unrecognized compensation cost related to unvested stock options and awards at December 31, 2012, prior to the consideration of expected forfeitures, was approximately $32,176, which is expected to be recognized over a weighted-average period of 2.78 years.

13. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the "Plan") which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company may, at its discretion, make matching contributions to the Plan. Furthermore, the Company is responsible for administrative costs of the Plan. The Company has not made contributions to the Plan since its inception.

14. Fair Value Measurements

The guidance on fair value measurements requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability, or

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company measures its investments in marketable securities at fair value using the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company has cash equivalents which consist of money market funds valued using the amortized cost method, in accordance with Rule 2a-7 under the 1940 Act which approximates fair value.

(Dollars in thousands except share and per share amounts)

The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis:

	Total	Level 1	Level 2
December 31, 2012			
Assets			
Cash equivalents:			
Money market funds	$ 9,258	$ —	$ 9,258
Investment in marketable securities:			
US treasury securities	24,709	24,709	—
Municipal bonds	38,595	—	38,595
Corporate notes/bonds	22,293	—	22,293
Certificate of deposit	2,504	—	2,504
Asset backed securities	3,006	—	3,006
	$100,365	$24,709	$75,656

	Total	Level 1	Level 2
December 31, 2011			
Assets			
Cash equivalents:			
Money market funds	$ 12,640	$ —	$12,640
Investment in marketable securities:			
US treasury securities	24,156	24,156	—
Municipal bonds	40,272	—	40,272
Corporate notes/bonds	19,862	—	19,862
Certificate of deposit	998	—	998
Variable rate demand notes	1,003	—	1,003
Commercial paper	995	—	995
Asset backed securities	1,997	—	1,997
	$101,923	$24,156	$77,767

15. Segment and Geographic Information

The Company operates in one reportable segment. The Company's Chief Executive Officer, who is considered to be the chief operating decision maker, manages the Company's operations as a whole and reviews consolidated financial information for purposes of evaluating financial performance and allocating resources. Revenue by region is classified based on the locations to which the product is transported, which may differ from the customer's principal offices.

The following table sets forth the Company's revenue by geographic region:

	Year Ended December 31,		
	2012	2011	2010
Korea	$17,424	$14,421	$14,319
United States	21,582	16,791	13,528
China	20,724	23,378	29,238
Other	31,476	24,707	26,108
	$91,206	$79,297	$83,193

(Dollars in thousands except share and per share amounts)

As of December 31, 2012, $4,090 of long-lived tangible assets are located outside the United States of which $3,668 are located in Taiwan. As of December 31, 2011, $2,837 of long-lived tangible assets are located outside the United States of which $2,374 are located in Taiwan.

16. Commitments and Contingencies

Leases

The Company leases its facility under noncancelable lease agreements expiring in various years through 2018. The Company also licenses certain software used in its research and development activities under a term license subscription and maintenance arrangement.

Future minimum lease payments under noncancelable operating leases having initial terms in excess of one year are as follows:

	December 31, 2012
2013	$ 6,348
2014	2,715
2015	2,001
2016	1,758
2017	1,810
2018	169
	$14,801

For the years ended December 31, 2012, 2011 and 2010, lease operating expense was $3,980, $3,445 and $3,272, respectively.

Noncancelable Purchase Obligations

The Company's noncancelable purchase obligations consisted primarily of consulting fees the Company committed to pay. As of December 31, 2012, the Company's future total noncancelable purchase obligations was $200 which are all payable in 2013.

We depend upon third party subcontractors to manufacture our wafers. Our subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation. As of December 31, 2012, the total value of open purchase orders for wafers was approximately $1,408.

Legal Proceedings

Netlist, Inc. v. Inphi Corporation, Case No. 09-cv-6900 (C.D. Cal.)

On September 22, 2009, Netlist filed suit in the United States District Court, Central District of California, or the Court, asserting that the Company infringes U.S. Patent No. 7,532,537. Netlist filed an amended complaint on December 22, 2009, further asserting that the Company infringes U.S. Patent Nos. 7,619,912 and 7,636,274, collectively with U.S. Patent No. 7,532,537, the patents-in-suit, and seeking both unspecified monetary damages to be determined and an injunction to prevent further infringement. These infringement claims allege that the Company's iMB™ and certain other memory module components infringe the patents-in-suit. The Company answered the amended complaint on February 11, 2010 and asserted that the Company does not infringe the patents-in-suit and that the patents-in-suit are invalid. In 2010, Company filed *inter partes* requests for reexamination with the United States Patent and Trademark Office (the "USPTO"), asserting that the patents-in-suit are invalid.

(Dollars in thousands except share and per share amounts)

On August 27, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,636,274 and found a substantial new question of patentability based upon each of the different issues that the Company raised as the reexamination requestor. On September 27, 2011, the Patent Office issued a First Office Action based on the Netlist '274 Patent Reexamination Request and rejected 91 of its 97 claims. On October 27, 2011, Netlist responded to the USPTO determination by amending some but not all of the claims, adding new claims and making arguments as to the validity of the rejected claims in view of the cited references. The Company provided rebuttable comments to the USPTO on November 28, 2011. On March 12, 2012, the Examiner issued an Action Closing Prosecution, indicating that the claims pending contain allowable subject matter, and Netlist did not respond to the Action Closing Prosecution in the time provided by the USPTO. On June 22, 2012, the USPTO issued a Right of Appeal Notice, and on July 23, 2012, the Company filed a Notice of Appeal. The Company filed its Appeal Brief on September 24, 2012 and Netlist filed its Responsive Brief on October 24, 2012. The parties are awaiting a further communication from the USPTO as the next substantive step of the proceeding. The proceeding is expected to continue in accordance with established *Inter Partes* Reexamination procedures.

On September 8, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,532,537 and found a substantial new question of patentability based upon different issues that the Company raised as the reexamination requestor. The USPTO accompanied this Reexamination Order of U.S. Patent No. 7,532,537 with its own evaluation of the validity of this patent, and rejected some but not all of claims. In a response dated October 8, 2010, Netlist responded to the USPTO determination by amending some but not all of the claims, adding new claims and making arguments as to why the claims were not invalid in view of the cited references. The Company provided rebuttable comments to the USPTO on November 8, 2010 along with a Petition requesting an increase in the number of allowed pages of the rebuttable comments. On January 20, 2011, the USPTO granted the Petition in part. The Company then filed updated rebuttal comments on January 27, 2011 in compliance with the granted Petition. The USPTO has considered these updated rebuttal comments, and in a communication dated June 15, 2011, continued to reject all the previously rejected claims. The USPTO also rejected all the claims newly added in the October 8, 2010 Netlist response. In a further communication dated June 21, 2011, the USPTO issued an Action Closing Prosecution indicating that it would confirm the patentability of four claims and reject all the other pending claims. On August 22, 2011, Netlist responded to the Action Closing Prosecution by further amending some claims and making arguments as to the validity of the rejected claims in view of the cited references. The Company submitted rebuttal comments on September 21, 2011. In a further communication dated February 7, 2012, the USPTO issued a Right of Appeal Notice, which also indicated that the previous amendments to claim made by Netlist would be entered, and that the current pending claims, as amended, were patentable. The Company filed a Notice of Appeal at the USPTO on March 8, 2012, within the time period provided for filing the Notice of Appeal and Netlist did not file Notice of Cross-Appeal. The Company filed its Appeal Brief on May 8, 2012, and Netlist filed its Responsive Brief on July 2, 2012. The parties are awaiting a further communication from the USPTO as the next substantive step of the proceeding. The proceeding is expected to continue in accordance with established *Inter Partes* Reexamination procedures.

On September 8, 2010, the USPTO ordered the request for *Inter Partes* Reexamination for U.S. Patent No. 7,619,912 and found a substantial new question of patentability based upon different issues that the Company raised as the reexamination requestor. The USPTO accompanied this Reexamination Order of U.S. Patent No. 7,619,912 with its own evaluation of the validity of this patent, and initially determined that all of the claims were patentable based upon the Company's request for *Inter Partes* Reexamination. Netlist did not comment upon this Reexamination Order. The USPTO on February 28, 2011 also merged the Proceedings of the Company's Reexamination of U.S. Patent No. 7,619,912, bearing Control No. 90/001,339 with Inter Partes Reexamination Proceeding 95/000,578 filed October 20, 2010 on behalf of SMART Modular Technologies, Inc.

(Dollars in thousands except share and per share amounts)

and Inter Partes Reexamination Proceeding 95/000,579 filed October 21, 2010 on behalf of Google, Inc. In each of these other Reexamination Proceedings, the USPTO had indicated that there existed a substantial new question of patentability with respect to certain claims of U.S. Patent No. 7,619,912, but had not accompanied the Reexamination Orders related thereto with its own evaluation of the validity of this patent, indicating that such evaluation would be forthcoming at a later time. This further evaluation was received in an Office Action dated April 4, 2011, in which the Examiner rejected a substantial majority of the claims based upon a number of different rejections, including certain of the rejections originally proposed by the Company in its Request for Reexamination. This Office Action also indicated that one claim was deemed to be patentable over the prior art of record in the merged Reexamination Proceedings. After seeking and obtaining an extension of time to respond to the Office Action dated April 4, 2011, Netlist served its response on July 5, 2011, which added new claims and made arguments as to why the originally filed claims were not invalid in view of the cited references. Each of the merged Reexamination Requestors, including the Company, submitted rebuttal comments by August 29, 2011. The USPTO considered this Netlist response and each of the rebuttal comments, and in an Office Action dated October 14, 2011, continued to reject most, but not all of the previously rejected claims, as well as rejected claims that had been added by Netlist in its July 5, 2011 response. After seeking and obtaining an extension of time to respond to the Office Action dated October 14, 2011, Netlist served its response on January 13, 2012, which response made amendments based upon subject matter that had been indicated as allowable in the Office Action dated October 14, 2011, added other new claims and made arguments as to why all of these claims should be allowed. The three different merged Reexamination Requestors, including the Company, timely submitted rebuttal comments on or about February 13, 2012. The PTO issued a Non-final Office Action on November 13, 2012, rejecting some claims and indicating that others contained allowable subject matter. On January 14, 2013, Netlist filed a Response to the Non-final Office Action which presented further claim amendments and evidence supporting its positions regarding patentability. Rebuttal comments from the Company and the other Requestors were filed on February 13, 2013. The merged Reexamination Proceeding will be conducted in accordance with established procedures for merged Reexamination Proceedings, with a further communication from the USPTO expected as the next substantive step.

The reexamination proceedings could result in a determination that the patents-in-suit, in whole or in part, are valid or invalid, as well as modifications of the scope of the patents-in-suit.

Based on these papers the Court in February 2013 ordered a continued stay of the proceedings until the conclusion of the reexamination and interference proceedings, and in the meantime requested that the parties file papers by January 30, 2014 stating their position on whether the stay should be extended. At this time, the Court could decide to maintain or lift the stay.

On March 29, 2012, the Company received notice of a lawsuit, entitled Claim for Confirmation of Invalidation of Dismissal etc., filed in an international jurisdiction by a former employee. The Company was subsequently served with the complaint in April 2012. Legal and other expenses related to this and other matters are reflected in the Company's financial statements as of December 31, 2012. The lawsuit was withdrawn in June 2012 and the claim was settled in July 2012.

While the Company intends to defend the foregoing lawsuits vigorously, litigation, whether or not determined in the Company's favor or settled, could be costly and time-consuming and could divert management's attention and resources, which could adversely affect the Company's business.

Based on the nature of the litigation, the Company is currently unable to predict the final outcome of this lawsuit and therefore, cannot determine the likelihood of loss nor estimate a range of possible loss. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company's business, financial condition, results of operations or cash flows could be materially and adversely affected.

(Dollars in thousands except share and per share amounts)

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnifications. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2012 and December 31, 2011.

17. Related Party Transactions

The Company recognized $27,940 in revenue for the years ended December 31, 2010 from an investor. The investor, together with associated entities, held over 13% of the Company's outstanding shares of common stock before the initial public offering. After the initial public offering in November 2010, the investor, together with associated entities, held less than 10% of the Company's outstanding shares of common stock. As a result of the decline in ownership below 10% of the outstanding common stock, the Company no longer considers the investor a related party.

In 2007, the Company entered into a software subscription and maintenance agreement with Cadence Design Systems, Inc. ("Cadence"), a related party company. A member of the Company's Board of Directors is also the Chief Executive Officer, President and a director of Cadence. The Company committed to pay $7,000 payable in 16 quarterly payments through May 2011. In December 2010, the software subscription and maintenance agreement was renewed effective June 30, 2011. Under the new agreement, the Company committed to pay $5,250 payable in 10 quarterly payments through November 2013. In June 2012, the software subscription and maintenance agreement was amended to include new licensed materials effective on September 28, 2012 and will expire on December 31, 2013. Under this amendment, the Company committed to pay $2,129 payable in 5 quarterly payments through November 2013. The Company paid $2,224 and $2,300 in the years ended December 31, 2012 and 2011, respectively. Operating lease expense related to this agreement included in research and development expense was $2,467 and $2,083 for the years ended December 31, 2012 and 2011, respectively.

18. Subsequent Events

In January 2013, the Board of Directors granted 128,500 options to purchase shares of common stock with exercise price of $8.93 and 1,462,633 restricted stock units to employees and consultants.

Supplementary Financial Information (Unaudited)

Quarterly Results of Operations

	Year Ended December 31, 2012			
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands, except per share amounts)			
Total revenue	$20,201	$23,308	$24,762	$ 22,935
Gross profit	12,777	14,976	16,028	14,741
Net income (loss)	(1,512)	(1,570)	(1,055)	(16,554)[1]
Basic earnings per share	(0.05)	(0.06)	(0.04)	(0.58)
Diluted earnings per share	(0.05)	(0.06)	(0.04)	(0.58)

	Year Ended December 31, 2011			
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands, except per share amounts)			
Total revenue	$21,504	$24,001	$16,482	$ 17,310
Gross profit	14,117	15,543	9,909	11,041
Net income	2,400	2,443	(2,631)	(281)
Basic earnings per share	0.09	0.09	(0.10)	(0.01)
Diluted earnings per share	0.08	0.08	(0.10)	(0.01)

(1) The provision for income taxes for the year ended December 31, 2012 included the establishment of valuation allowance against deferred tax assets.

ITEM 9—*CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A—*CONTROLS AND PROCEDURES*

(a) *Evaluation of disclosure controls and procedures.* We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act 1934, or the Exchange Act (as amended), that are designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to provide reasonable, not absolute assurance. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) *Management's Annual Report on Internal Control over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in *Internal Control — Integrated Framework.* Based on the assessment using those criteria, our management concluded that as of December 31, 2012, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) *Changes in Internal Control over Financial Reporting.* There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B—*OTHER INFORMATION*

None.

PART III

ITEM 10—*DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference from our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2013 Annual Meeting of Stockholders to be held on May 24, 2013, or Proxy Statement.

ITEM 11—*EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors –Compensation of Directors" and "Executive Compensation" contained in the Proxy Statement.

ITEM 12—*SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" contained in the Proxy Statement.

ITEM 13—*CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors and "Certain Relationships and Related Person Transactions" contained in the Proxy Statement.

ITEM 14—*PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm — Principal Accountant Fees and Services" contained in the Proxy Statement.

PART IV

ITEM 15—*EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

1. Financial Statements. See "Index to Consolidated Financial Statements" under Part II, "Item 8, Financial Statements and Supplementary Data".

   (a) *Documents filed as part of this report:*

   (1) Financial Statements

   Reference is made to the Index to Consolidated Financial Statements of Inphi Corporation under Part II, "Item 8, Financial Statements and Supplementary Data".

   (2) Financial Statement Schedules

   All financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

   (3) Exhibits

   See Item 15(b) below. Each management contract or compensatory plan or arrangement required to be filed has been identified.

   (b) *Exhibits*

   The exhibits listed in the Exhibit Index below are filed or incorporated by reference as part of this report.

   (c) *Financial Statements and Schedules*

   Reference is made to Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INPHI CORPORATION

By: /s/ Ford Tamer

Ford Tamer
Chief Executive Officer
(Principal Executive Officer)

Date: March 7, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ford Tamer and John Edmunds, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ford Tamer Ford Tamer	Chief Executive Officer (Principal Executive Officer), President and Director	March 7, 2013
/s/ John Edmunds John Edmunds	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	March 7, 2013
/s/ Diosdado P. Banatao Diosdado P. Banatao	Chairman of the Board	March 7, 2013
/s/ Chenming C. Hu Chenming C. Hu	Director	March 7, 2013
/s/ David Liddle David Liddle	Director	March 7, 2013
/s/ Bruce McWilliams Bruce McWilliams	Director	March 7, 2013
/s/ Peter J. Simone Peter J. Simone	Director	March 7, 2013
/s/ Sam S. Srinivasan Sam S. Srinivasan	Lead Director	March 7, 2013

EXHIBIT INDEX

Exhibit Number	Description
3(i)	Restated Certificate of Incorporation of the Registrant (incorporated by reference to exhibit 3(i) of the Registrant's annual report on Form 10-K filed with the SEC on March 7, 2011).
3(ii)	Amended and Restated Bylaws of the Registrant (incorporated by reference to the exhibit 3(ii).2 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
4.1	Specimen Common Stock Certificate (incorporated by reference to exhibit 4.1 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
4.2	Amended and Restated Investors' Rights Agreement dated as of August 12, 2010 (incorporated by reference to exhibit 4.2 of the Registrant's annual report on Form 10-K filed with the SEC on March 7, 2011).
10.1+	Inphi Corporation 2000 Stock Option/Stock Issuance Plan (as amended on June 2, 2010) and related form stock option plan agreements (incorporated by reference to exhibit 10.1 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.2+	Inphi Corporation 2010 Stock Incentive Plan and related form agreements (incorporated by reference to exhibit 10.2 of the Registrant's annual report on Form 10-K filed with the SEC on March 7, 2011).
10.3+	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to exhibit 10.3 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.4+	Offer letter dated July 14, 2007 between Young K. Sohn and the Registrant, as amended (incorporated by reference to exhibit 10.4 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.5+	Change of Control and Severance Agreement dated June 8, 2010, by and between Young K. Sohn and the Registrant (incorporated by reference to exhibit 10.5 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.6+	Offer letter dated December 10, 2007 between John Edmunds and the Registrant, as amended (incorporated by reference to exhibit 10.6 to filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.7+	Change of Control and Severance Agreement dated June 8, 2010, by and between John Edmunds and the Registrant (incorporated by reference to exhibit 10.7 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.8+	Offer letter dated October 3, 2007 between Ron Torten and the Registrant, as amended (incorporated by reference to exhibit 10.8 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.9+	Offer letter dated February 1, 2012 between Ford Tamer and the Registrant (incorporated by reference to exhibit 10.2 of the Registrant's Current Report on Form 8-K with the SEC on February 3, 2012).
10.10+	Change of Control and Severance Agreement dated February 1, 2012 between Ford Tamer and the Registrant (incorporated by reference to exhibit 10.3 of the Registrant's Current Report on Form 8-K with the SEC on February 3, 2012).
10.11+	Senior Advisor Agreement dated as of February 1, 2012 by and between Young K. Sohn and the Registrant (incorporated by reference to exhibit 10.1 of the Registrant's Current Report on Form 8-K with the SEC on February 3, 2012).

Exhibit Number	Description
10.12+	Transition Services Agreement dated May 30, 2012 between Ron Torten and the Registrant (incorporated by reference to exhibit 10.1 of the Registrant's Quarterly Report on Form 1O-Q for the three months ended June 30, 2012).
10.13+	Change of Control and Severance Agreement dated September 4, 2012, by and between Charlie Roach and the Registrant (incorporated by reference to exhibit 10.4 of the Registrant's Quarterly Report on Form 1O-Q for the three months ended September 30, 2012).
10.14	Lease Agreement between the Registrant and Santa Clara Towers, L.P. dated as of April 27, 2010 (incorporated by reference to exhibit 10.11 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.15	Lease Agreement between the Registrant and LBA Realty Fund III—Company VII, LLC dated as of June 4, 2010 (incorporated by reference to exhibit 10.12 filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
10.16	Lease Agreement between the Registrant and Bayland Corporation dated as of September 20, 2012 (incorporated by reference to exhibit 10.2 of the Registrant's Quarterly Report on Form 1O-Q for the three months ended September 30, 2012).
10.17	Second Amendment to Lease Agreement between the Registrant and LBA Realty Fund III—Company VII, LLC dated as of September 30, 2012 (incorporated by reference to exhibit 10.3 of the Registrant's Quarterly Report on Form 1O-Q for the three months ended September 30, 2012).
10.18**	Software License and Maintenance Agreement between the Company and Cadence Design Systems, Inc., effective as of June 29, 2007 and Supplemental Agreements (incorporated by reference to exhibit 10.1 of the Registrant's Quarterly Report on Form 1O-Q for the three months ended September 30, 2012).
10.19+	Inphi Corporation Employee Stock Purchase Plan (incorporated by reference to exhibit 99.1 filed with Registration Statement on Form S-8 (File No. 333-179270)).
21.1	List of Subsidiaries (incorporated by reference to the exhibit of the same number filed with Registration Statement on Form S-1 (File No. 333-167564), as amended).
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.1	Power of Attorney (see page 94 of this report).
31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
32.1(1)	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
32.2(1)	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
101.INS(2)	XBRL Instance Document
101.SCH(2)	XBRL Taxonomy Extension Schema
101.CAL(2)	XBRL Taxonomy Extension Calculation Linkbase
101.DEF(2)	XBRL Taxonomy Extension Definition Linkbase
101.LAB(2)	XBRL Taxonomy Extension Label Linkbase
101.PRE(2)	XBRL Taxonomy Extension Presentation Linkbase

** Confidential treatment requested.

\+ Indicates management contract or compensatory plan.

(1) The material contained in Exhibit 32.1 and Exhibit 32.2 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the registrant specifically incorporates it by reference.

(2) In accordance with Rule 406T of Regulation S-T, the information furnished in these exhibits will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such exhibits will not be deemed to be incorporated by reference into any filing under the Securities Act or Exchange Act.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

Dado Banatao
Managing Partner, Tallwood Venture Capital

Dr. Chenming Hu
University of California, Berkeley, Professor Emeritus

David Liddle
Venture Partner, USVP

Bruce McWilliams
President and Chief Executive Officer, SuVolta

Peter J. Simone
Financial Executive

Sam Srinivasan
Financial Executive

Ford Tamer
President and CEO, Inphi Corporation

Inphi Leadership

Ford Tamer
President and CEO

John Edmunds
Vice President and CFO

Dr. Loi Nguyen
Founder, Vice President of Marketing, Networking, Communications, and Multi-Markets

Richard Ogawa
General Counsel

Charlie Roach
Vice President of Worldwide Sales

Siddharth Sheth
Vice President of Marketing, High-speed Connectivity Products

Mona Taylor
Vice President of Human Resources

Ron Torten
Vice President of Operations and Information Technology

Lawrence Tse
Chief Technology Officer

Paul Washkewicz
Vice President of Marketing, Computing and Storage

Norman Yeung
Senior Vice President of Engineering

Investor Information

Stock Exchange Listing
NYSE

Ticker Symbol
IPHI

Investor Relations
(408) 217-7308
investors@inphi.com

American Stock Transfer & Trust Company, LLC
Phone: 800-937-5449
www.amstock.com


Inphi

Corporate Headquarters
Inphi Corporation
2953 Bunker Hill Lane, Ste. 300
Santa Clara, CA 95054
Phone: (408) 217-7300
www.inphi.com

Forward-Looking Statements

This Annual Report to Stockholders contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding our strategy, the anticipated benefits and features of our products, use of our products, market acceptance and market share of our products, industry and market trends and investments in technology. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, and reported results should not be considered as an indication of future performance. More information regarding such risks and uncertainties is contained in our Form 10-K attached hereto, and in other reports filed by us with the SEC from time-to-time. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report. Inphi Corporation undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or event after the date of this Annual Report or to report the occurrence of unanticipated events.



2953 Bunker Hill Lane, Suite 300
Santa Clara, CA 95054
Phone (408) 217-7300
Fax (408) 217-7350
Sales@inphi.com

INPHI CORPORATION
2953 Bunker Hill Lane, Suite 300
Santa Clara, California 95054
(408) 217-7300

April 25, 2013

Dear Stockholder:

You are cordially invited to attend our 2013 Annual Meeting of Stockholders. The 2013 Annual Meeting of Stockholders will be held at 9:30 a.m., Pacific Time, on Friday, May 24, 2013, at the offices of Pillsbury Winthrop Shaw Pittman LLP, located at 2550 Hanover Street, Palo Alto, California 94304.

The formal notice of the 2013 Annual Meeting of Stockholders and the Proxy Statement has been made a part of this invitation.

Whether or not you attend the 2013 Annual Meeting of Stockholders, it is important that your shares be represented and voted at the Annual Meeting. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope, or by voting via the Internet. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting in person.**

The Board of Directors and management look forward to seeing you at the 2013 Annual Meeting of Stockholders.

Sincerely,

/s/ John Edmunds
John Edmunds
Chief Financial Officer and Secretary

INPHI CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 24, 2013

To Our Stockholders:

Inphi Corporation will hold its 2013 Annual Meeting of Stockholders at 9:30 a.m., Pacific Time, on Friday, May 24, 2013, at the offices of Pillsbury Winthrop Shaw Pittman LLP, located at 2550 Hanover Street, Palo Alto, California 94304. We are holding the 2013 Annual Meeting of Stockholders:

- to elect Class III directors to serve until the 2016 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- to approve an amendment to the 2010 Stock Incentive Plan to increase the number of shares available for issuance thereunder by 1,000,000 shares, from 2,000,000 shares to 3,000,000 shares;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the 2013 Annual Meeting of Stockholders and any adjournments or postponements of the 2013 Annual Meeting of Stockholders.

Only stockholders of record at the close of business on April 5, 2013 are entitled to notice of, and to vote at the 2013 Annual Meeting of Stockholders and any adjournments or postponements thereof. For ten days prior to the 2013 Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available at the Secretary's office at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054.

It is important that your shares are represented at this 2013 Annual Meeting of Stockholders. Even if you plan to attend the Annual Meeting, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card or vote via the Internet. This will not limit your rights to attend or vote at the Annual Meeting.

By Order of the Board of Directors,

/s/ John Edmunds
John Edmunds
Chief Financial Officer and Secretary

Santa Clara, California
April 25, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 24, 2013.

Our Proxy Statement for our 2013 Annual Meeting of Stockholders, along with the proxy card, our Annual Report to Stockholders for the fiscal year ended December 31, 2012 and our Annual Report on Form 10-K are available on our website at www.inphi.com.

TABLE OF CONTENTS

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INPHI CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of Inphi Corporation, a Delaware corporation, of proxies to be used at our 2013 Annual Meeting of Stockholders and any adjournments or postponements thereof (referred to herein as the Annual Meeting). Our Annual Meeting will be held at the offices of Pillsbury Winthrop Shaw Pittman LLP, located at 2550 Hanover Street, Palo Alto, California 94304 at 9:30 a.m., Pacific Time, on Friday, May 24, 2013. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about April 25, 2013.

Appointment of Proxy Holders

Our Board asks you to appoint Ford Tamer and John Edmunds as your proxy holders to vote your shares at the Annual Meeting. You make this appointment by voting the enclosed proxy card or by using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by our Board.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters not known by our Board at the time this Proxy Statement was printed and which, under our bylaws, may be properly presented for action at the Annual Meeting.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on April 5, 2013, the record date for the Annual Meeting, can vote at the Annual Meeting. As of the close of business on April 5, 2013, we had 29,066,135 shares of common stock outstanding and entitled to vote. Each holder of common stock is entitled to one vote for each share held as of April 5, 2013. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting either via the Internet, by mail or in person as described below. Our Board recommends that you vote via the Internet or by mail as it is not practical for most stockholders to attend the Annual Meeting. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting and want to vote in person. Stockholders holding shares through a bank or broker should follow the instructions on the voting instruction card received from the bank or broker.

Voting via the Internet. You can vote by proxy via the Internet. Please follow the instructions provided on the proxy card or voting instruction card you receive.

Voting by Mail. You may vote by proxy by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope or as instructed on the voting instruction card.

Voting at the Annual Meeting. You may vote in person at the Annual Meeting. If you hold shares through a bank or broker, you must obtain a legal proxy, executed in your favor, from the bank or broker to be able to vote at the Annual Meeting.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for Class III directors, **FOR** approval of the amendment to the 2010 Stock Incentive Plan and **FOR** the ratification of the appointment of our independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any of three ways:

- by voting in person at the Annual Meeting;
- by submitting written notice of revocation to the Secretary prior to the Annual Meeting; or
- by submitting another properly executed proxy of a later date prior to the Annual Meeting.

Required Vote

Directors are elected by a plurality vote, which means that the two nominees for Class III directors receiving the most affirmative votes will be elected. However, if the majority of the votes cast for a director are marked "withheld," then notwithstanding the valid election of such director, our bylaws provide that such director will voluntarily tender his or her resignation for consideration by our nominating and corporate governance committee. Our Board will determine whether to accept the resignation of such director, taking into account the recommendation of the nominating and corporate governance committee. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is a majority of the outstanding shares as of April 5, 2013, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your broker, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only Proposal 3 (ratifying the appointment of our independent registered public accounting firm) is considered a routine matter. Proposal 1 (election of directors) and Proposal 2 (approval of an amendment to the 2010 Stock Incentive Plan) are not considered a routine matters, and without your instruction, your broker cannot vote your shares. If your broker returns a proxy card but does not vote your shares, this results in a "broker non-vote." Broker non-votes will be counted as present for the purpose of determining a quorum. However, as brokers do not have discretionary authority to vote on Proposals 1 and 2, broker non-votes will not be counted for the purpose of determining the number of votes cast on Proposals 1 and 2.

Solicitation of Proxies

We will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone, e-mail, or facsimile. No additional compensation will be paid to these persons for solicitation. We have retained MacKenzie Partners, Inc. as our proxy solicitor, and we will pay the customary costs of $7,500 associated with such engagement. We may reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating, and returning the enclosed proxy card in the postage-prepaid return envelope, or vote via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our bylaws provide for a Board of Directors consisting of not fewer than three (3) nor more than eleven (11) members with the authorized number of directors set from time to time by resolution of our Board. The authorized number of directors is currently set at seven (7) members, however, the authorized number will be reduced to six (6) members effective at the time of the Annual Meeting.

Our Board is divided into three classes: Class I, Class II, and Class III. The members of each class of directors serve staggered three-year terms:

- Our Class I directors are David Liddle and Bruce McWilliams and their terms will expire at the annual meeting of stockholders to be held in 2014.
- Our Class II directors are Diosdado P. Banatao and Ford Tamer and their terms will expire at the annual meeting of stockholders to be held in 2015.
- Our Class III directors are Chenming C. Hu, Peter J. Simone, and Sam S. Srinivasan and their terms will expire at the Annual Meeting.

Our Board, upon the recommendation of the nominating and corporate governance committee, has selected Dr. Hu and Mr. Srinivasan as nominees for election as Class III directors at the Annual Meeting. Mr. Simone will not stand for re-election and will resign upon expiration of his term at the Annual Meeting. Accordingly, two Class III directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders to be held in 2016 or until they resign, are removed or their successors are elected and qualified. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted FOR the two nominees. If any nominee is unable or declines to serve as director at the time of the Annual Meeting, an event not now anticipated, proxies will be voted for any nominee designated by our Board to fill the vacancy.

The names of the nominees and certain biographical information about the nominees, including the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the nominating and corporate governance committee to recommend that the nominee should continue to serve on our Board, are set forth below.

Dr. Chenming C. Hu has served on our Board since August 2010 and serves on the compensation committee. Since 2004, Dr. Hu has served as the TSMC Distinguished Chair Professor of Microelectronics in Electrical Engineering and Computer Sciences at the University of California, Berkeley, where he has been a professor since 1976. From 2001 until 2004, Dr. Hu was the Chief Technology Officer at Taiwan Semiconductor Manufacturing Company. Dr. Hu also serves on the board of directors of SanDisk Corp. and was the founding board chairman of Celestry Design Technologies. He previously served on the board of directors of FormFactor, Inc. Dr. Hu is a member of the U.S. National Academy of Engineering, the Chinese Academy of Sciences and Academia Sinica. Dr. Hu received his B.S. degree from National Taiwan University and M.S. and Ph.D. degrees from the University of California, Berkeley, all in electrical engineering.

Dr. Hu's background as an academic in electrical engineering and computer science provides a diversity of experience for his service on our Board and valuable insight into our industry. Dr. Hu has also served on the board of directors of several other technology companies.

Mr. Sam Srinivasan has served on our Board since May 2007 and as a lead director since February 2011. He is also the Chairman of the Audit Committee and serves on the compensation and governance committees. Mr. Srinivasan served as Chief Executive Officer and Chairman of Health Language, Inc., a software company from May 2000 to March 2002. He also served as Senior Vice President, Finance and Chief Financial Officer of Cirrus Logic, Inc., a semiconductor company, from November 1988 to March 1996, and as Director, Internal Audits and subsequently as Corporate Controller of Intel Corporation, a semiconductor company, from May 1984 to November 1988. Currently Mr. Srinivasan serves on the board of directors of TransSwitch Corporation, as well as its nominating and corporate governance committee and is the chairman of its audit committee. Mr. Srinivasan previously served on the board of directors of SiRF Technology Holdings, Inc. from 2004 to 2009, Centillium Communications, Inc. from 2006 to 2008, and Leadis Technology, Inc. from 2008 to 2009. He holds an M.B.A. from Case Western Reserve University.

Mr. Srinivasan brings to our Board considerable financial experience with publicly-traded companies. He has also served as a director for a number of technology companies and as member of various board of director committees.

Vote Required

The two nominees for director receiving the highest number of affirmative votes will be elected as directors. However, if the majority of the votes cast for a director are marked "withheld," then notwithstanding the valid election of such director, our bylaws provide that such director will voluntarily tender his or her resignation for consideration by our nominating and corporate governance committee. Our Board will determine whether to accept the resignation of such director, taking into account the recommendation of the nominating and corporate governance committee. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Our Board recommends a vote FOR the election of Chenming C. Hu and Sam S. Srinivasan as Class III directors of Inphi.

Executive Officers and Directors

The following table shows information about our executive officers and directors as of April 5, 2013, with the exception of Peter J. Simone as he is not standing for re-election at the Annual Meeting:

Name	Age	Position
Ford Tamer	51	President, Chief Executive Officer and Director
John Edmunds	55	Chief Financial Officer, Chief Accounting Officer and Secretary
Charles Roach	43	Senior Vice President, World Wide Sales
Norman Yeung	57	Senior Vice President, Engineering
Ron Torten	46	Vice President of Worldwide Operations
Diosdado P. Banatao	66	Chairman of the Board
Chenming C. Hu(2)	65	Director
David Liddle(2)(3)	68	Director
Bruce McWilliams(1)	56	Director
Sam S. Srinivasan(1)(2)(3)	68	Lead Director

(1) Member of the audit committee.
(2) Member of the compensation committee.
(3) Member of the nominating and corporate governance committee.

The following presents biographical information for each of our executive officers and directors listed in the table above, other than the director nominees whose information is on pages 3 and 4. With respect to our directors, the biographical information includes each director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the nominating and corporate governance committee to recommend that the director should serve on our Board.

Ford Tamer has served as our President and Chief Executive Officer and as a director since February 2012. Dr. Tamer most recently served as Chief Executive Officer of Telegent Systems, Inc. from June 2010 until August 2011. Prior to joining Telegent, Dr. Tamer was a Partner at Khosla Ventures from September 2007 to April 2010. Dr. Tamer previously served as Senior Vice President and General Manager—Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007. He also served as Chief Executive Officer of Agere Inc. from September 1998 until it was acquired by Lucent Technologies in April 2000, which Lucent spun out as Agere Systems Inc. in March 2001. Dr. Tamer continued to serve as Vice President of Agere Systems until April 2002. He holds an M.S. degree and Ph.D. in engineering from Massachusetts Institute of Technology.

We believe it is important that our Chief Executive Officer serve on the Board of Directors. As our Chief Executive Officer, he has a unique understanding of our strategy, markets, competitors and operations. In addition, we believe his leadership of diverse business units and functions as a senior executive officer at other companies addressing and competing in our target markets prior to joining Inphi gives him an extensive understanding of our industry and has positioned him to bring highly relevant leadership, corporate development, operational and financial experience to our Board.

John Edmunds has served as our Chief Financial Officer and Chief Accounting Officer since January 2008. He previously served as Chief Financial Officer of Trident Microsystems, a semiconductor company, from June 2004 to January 2008. Mr. Edmunds also served as Senior Vice President and Chief Financial Officer for Oak Technology, Inc. from January 2000 until it was acquired by Zoran Corporation in August 2003. He continued to serve as Vice President of Finance for Zoran until June 2004. Mr. Edmunds started his career as a C.P.A. with Coopers & Lybrand in San Francisco and San Jose. He holds a B.S. degree in finance and accounting from the University of California, Berkeley.

Charles Roach has served as our Senior Vice President, World Wide Sales since September 2012. Prior to joining us, from July 2009 to August 2012, he served as Vice President of Sales for Integrated Device Technologies, where he managed the Americas and South East Asia sales teams along with the worldwide EMS team. Before IDT, from March 1995 to June 2009, Mr. Roach was in charge of Worldwide Strategic Accounts at Applied Micro Circuits, the Central and Southeast U.S. Sales Manager at MMC Networks and Managing Partner and Sales Engineer at Electro Source. Mr. Roach holds a B.S. degree in electrical engineering from Auburn University.

Norman Yeung has served as our Senior Vice President, Engineering since April 2012. Mr. Yeung joined us in February 2007 as Vice President of Engineering. He previously served as Sr. Director at Sun Microsystems, where he led an organization of 200+ multi-disciplined engineers, from June 2001 to February 2007. Mr. Yeung began his career with Hughes Aircraft, held various design engineering and senior manager positions at Intel, Cydrome, MIPS and Silicon Graphics, and was Chief Executive Officer and founder of Sandcraft, an embedded microprocessor company. He holds a B.S. degree in electrical engineering and computer science from the University of California, Berkeley, and completed a Mini-MBA course for High Tech Companies at Stanford University.

Ron Torten has served as our Vice President, Operations and Information Technology since September 2012. Mr. Torten joined us in December 2007 as Vice President of Worldwide Sales, served as acting Vice President of Worldwide Operations from July 2011 until March 2012 and as Vice President of Worldwide Operations until September 2012. Mr. Torten previously served as Chief Executive Officer of NemeriX, a semiconductor company, from January 2006 to December 2007. From January 2004 to December 2005, he served as Vice President, Worldwide Materials, at Agilent Technologies, Inc.'s Semiconductor Group, now known as Avago Technologies. Mr. Torten served as Vice President and General Manager for the Networking Entertainment Division at Agere Systems, Inc., a semiconductor company, from April 2000 to January 2004. He holds a B.S. degree in chemical engineering from the Technion—Israel Institute of Technology and an M.B.A. from the University of California, Davis.

Diosdado P. Banatao has served on our Board and as chairman of our Board since December 2000 and served as our Interim President and Chief Executive Officer from October 2006 to August 2007. Mr. Banatao has been a Managing Partner of Tallwood Venture Capital, a venture capital firm, since July 2000 and served as Interim President and Chief Executive Officer at Ikanos Communications, Inc. from June 2011 to June 2012 and from April 2010 to August 2010. From April 2008 to June 2009, he also served as Interim Chief Executive Officer of SiRF Technology Holdings, Inc., which was acquired by CSR plc in June 2009. Prior to forming Tallwood, Mr. Banatao was a venture partner at Mayfield Fund from January 1998 to May 2000. Mr. Banatao co-founded three technology startups: S3 Incorporated, Chips & Technologies and Mostron. He also held positions in engineering and general management at National Semiconductor Corporation, Seeq Technologies and Intersil Corporation. Mr. Banatao currently serves on the board of directors of Ikanos Communications, Inc. He previously served as on the board of directors of SiRF Technology (acquired by CSR plc); CSR plc; Sequoia Communications; Marvell Technology Group Ltd.; Acclaim Communications (acquired by Level One Communications, Inc., which was then acquired by Intel Corporation); NewPort Communications (acquired by Broadcom Corporation); Cyras Systems (acquired by Ciena Corporation); and Stream Machine Company (acquired by Cirrus Logic, Inc.). He has also served on the board of directors of various privately held companies in the semiconductor industry. Mr. Banatao holds a B.S. degree in electrical engineering, cum laude, from the Mapua Institute of Technology in the Philippines and an M.S. degree in electrical engineering from Stanford University.

Mr. Banatao's background as a technologist, as well as a senior manager of, board member of, and investor in numerous semiconductor companies provides a diversity of experience for his service on our Board. The companies with which he has been involved range from start-up companies to very large public corporations.

Mr. David Liddle has served on our Board since July 2012, and serves as Chairman of the compensation committee and as a member of the nominating and corporate governance committee. Mr. Liddle serves as a member of U.S. Venture Partners (USVP), which he joined in January 2000, after retiring as president and Chief Executive Officer of business incubator, Interval Research Corporation (Interval). Prior to co-founding Interval, Mr. Liddle founded and served as Chief Executive Officer of Metaphor, which was acquired in 1991 by International Business Machines Corp. (IBM), where he became Vice President of Business development for IBM Personal Systems. Mr. Liddle's extensive experience in research and development includes 10 years at Xerox Palo Alto Research Center (PARC) and as head of the System Development Division (SDD). He currently serves on the board of directors of the New York Times Company (since 2000). Mr. Liddle previously served on the board of directors of Sybase, Broderbund Software, Borland International and Ticketmaster. His board involvement at USVP also includes private companies AltoBeam, Karmasphere, Klocwork and Linestream and, previously, public companies Optichron (2004-2011, acquired by NetLogic) and MaxLinear (2004-2012). Mr. Liddle has served as a Consulting Professor of EE and also of CS at Stanford. He has served on the DARPA Information Science and Technology Committee and as chair of the NAS Computer Science and Telecommunications Board (CSTB) from 2006 to 2010. In addition, he recently chaired the CSTB study on Wireless Technology Prospects and Policy Options. He has served on the boards of the Colleges of Engineering at Stanford University, UC Berkeley, the University of Michigan and the University of Toledo and previously chaired the board of the Santa Fe Institute. He is currently on the boards of the SETI Institute (since 2012) and the Public Library of Science (since 2011), an open access online science and medicine publishing organization. Mr. Liddle earned a B.S. in Electrical Engineering at the University of Michigan and an MSEE, MSCS, and Ph.D. at the University of Toledo, where his dissertation focused on reconfigurable computing machines. His contributions to human-computer interaction design earned him the distinction of Senior Fellow at the Royal College of Art.

Mr. Liddle possesses particular knowledge and operational experience across several industries as well as broad experience in financial markets, which provides a diversity of experience. Mr. Liddle has also served on the board of directors of several other technology companies.

Mr. Bruce McWilliams has served on our Board since October 2012, and serves on the audit committee. Mr. McWilliams brings more than 25 years of executive leadership and technology development experience to Inphi. He has served as President and Chief Executive Officer of SuVolta and as a director since June 2009. Prior to joining SuVolta, he served as President and CEO of Tessera Technologies, which he took public through a highly successful initial public offering, from June 1999 to August 2008. Mr. McWilliams also served as President and CEO of S-Vision, a liquid crystal-on-silicon based display technology company, Senior Vice President of Flextronics International, and President and CEO of nCHIP, a multichip module packaging company that was acquired by Flextronics. In addition to serving on SuVolta's board of directors, Mr. McWilliams serves of the board of directors of Intermolecular Inc. from 2005 to present and is a member of the board of trustees of Carnegie Mellon University from 2008 to present. In 2005, he received Ernst & Young's Northern California Entrepreneur of the Year award. Mr. McWilliams holds B.S., M.S., and Ph.D. degrees in physics from Carnegie Mellon University.

Mr. McWilliams possesses particular knowledge and operational experience across several industries, which provides a diversity of experience. Mr. McWilliams has also served on the board of directors of several other technology companies.

There are no family relationships among any of our directors or executive officers.

CORPORATE GOVERNANCE

Organization of our Board of Directors

Our Board oversees, counsels, and directs management in our long-term interests and those of our stockholders. Our Board's responsibilities include:

- selecting, evaluating the performance of, and determining the compensation of the CEO and other senior executives;
- planning for succession with respect to the position of CEO and monitoring management's succession planning for other senior executives;
- reviewing and approving our major financial objectives and strategic and operating plans, and other significant actions;
- overseeing the conduct of our business and the assessment of our business risks to evaluate whether the business is being properly managed; and
- overseeing the processes for maintaining our integrity with regard to our financial statements and other public disclosures, and compliance with law and ethics.

Our Board and its committees met throughout the year on a set schedule, held special meetings, and acted by written consent from time to time as appropriate. Our Board held 6 meetings during 2012. Each director attended at least 75% of the total regularly scheduled and special meetings held by our Board and the committees on which such director served during his tenure in 2012. Our non-management directors meet in regularly scheduled sessions without the presence of management in Executive Sessions. The Chairman of the Board presides over each such Executive Session or in his absence the lead director. We do not have a policy regarding directors' attendance at the Annual Meeting; however, we encourage our all directors to attend. Dr. Tamer and Messrs. Srinivasan and Simone attended our 2012 annual meeting of stockholders.

Board Leadership Structure. Our Board determined as part of our corporate governance principles that one of our independent directors should serve as a lead director at any time when the title of chairman is held by an employee director. Mr. Banatao is our Chairman and while our Board has determined that Mr. Banatao is an independent director under the rules of The New York Stock Exchange (NYSE) in February 2011 our Board elected Mr. Srinivasan as lead director for a three year term. Mr. Srinivasan will continue to serve as lead director until 2014 at which time our Board will elect another independent director to serve as lead director.

Role of the Board in Risk Oversight. One of the key functions of our Board is informed oversight of our risk management process. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking.

Board Independence. At least annually, our Board undertakes a review of the independence of our directors and considers whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board determined that Messrs. Banatao, Liddle, McWilliams, Simone, and Srinivasan and Dr. Hu, representing a majority of our directors, are "independent directors" as defined under the rules of the NYSE. Mr. Banatao beneficially owns approximately 4.8% of our common stock, which represents shares held by Tallwood I, L.P. and Tallwood Partners, LLC, venture funds affiliated with Tallwood Venture Capital, of which Mr. Banatao is a Managing Partner and Managing Member, respectively, and the Banatao Living Trust DTD 7/21/99, for which Mr. Banatao is a trustee. Our Board considered Mr. Banatao's beneficial stock ownership in its determination that Mr. Banatao qualifies as an independent director as defined under the rules of the NYSE.

In determining that Messrs. Banatao, Liddle, McWilliams, Simone, and Srinivasan and Dr. Hu qualify as "independent directors," our Board determined that none of these individuals had any of the relationships enumerated in Rule 303A.02(b) of the New York Stock Exchange Manual (Rule 303A.02(b)), that would preclude them from serving as independent directors. Our Board also made an affirmative determination that none of these directors, including Mr. Banatao, had any other material relationship with us, other than in his capacity as a director and stockholder. Our Board specifically considered the beneficial ownership of common stock deemed held by Mr. Banatao and determined that such ownership would not impact his ability to exercise independent judgment as a director, notwithstanding such beneficial ownership. Upon concluding that Mr. Banatao did not have any of the relationships specifically enumerated in Rule 303A.02(b) or any other material relationship with us, and that his beneficial ownership of our common stock would not impact his ability to exercise independent judgment as a director or his overall independence from management, our Board determined that Mr. Banatao qualifies as independent director. In addition, our Board considered Mr. Simone's services on the audit committee of four other corporate boards of directors. He serves as the chairman of the audit committee of Monotype, Newport, and Veeco and is a member of the audit committee of Cymer, all four of which are publicly-traded companies. Pursuant to the terms of the audit committee charter and the regulations of the NYSE, our Board has determined that Mr. Simone's simultaneous service on multiple audit committees would not impair his ability to effectively serve on our audit committee.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and Securities and Exchange Commission (SEC) rules and regulations. We intend to comply with future requirements as they become applicable to us. Our Board has approved a charter for each of these committees, which can be found on our website at www.inphi.com. Our Board has determined that Mr. Srinivasan is an "audit committee financial expert," as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below:

Audit Committee

Number of Members:	3
Members:	Sam S. Srinivasan, Chairperson Chenming C. Hu (August 2012 to October 2012) David J. Ladd (until August 2012) Bruce McWilliams (since October 2012) Peter J. Simone
Number of Meetings in 2012:	7
Functions:	Our audit committee assists our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed

by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

In addition, our audit committee is responsible for oversight of our risks relating to accounting matters and financial reporting. To satisfy these oversight responsibilities, our audit committee meets at regularly scheduled meetings with our Chief Financial Officer and other members of management, and separately in Executive Sessions with our independent registered public accounting firm, to discuss and review our financial statements, internal controls, auditing, accounting and financial reporting processes, and the adequacy of the resources devoted to these functions. Our audit committee also receives regular reports at committee meetings regarding issues such as the status and findings of audits being conducted by the independent auditors, accounting changes that could affect our financial statements and proposed audit adjustments, if any.

Compensation Committee

Number of Members: 3

Members:

David Liddle, Chairman (since July 2012)
Peter J. Simone (until July 2012)
Chenming C. Hu
David J. Ladd (until August 2012)
Sam S. Srinivasan

Number of Meetings in 2012: 5

Functions:

Our compensation committee assists our Board in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee is responsible for risks relating to employment policies and our compensation and benefit plans. To assist it in satisfying these oversight responsibilities, the compensation committee has retained its own compensation consultant and meets regularly with management to understand the financial, human resources and stockholder implications of compensation decisions being made. Our compensation committee chairman also meets as needed between formal committee meetings with management and the committee's consultant. Our compensation committee reviews and makes recommendations to our Board with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our Board regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Nominating and Corporate Governance Committee

Number of Members:	3
Members:	David J. Ladd, Chairperson (until August 2012) David Liddle (since July 2012) Peter J. Simone (until July 2012) Sam S. Srinivasan
Number of Meetings in 2012:	3
Functions:	Our nominating and corporate governance committee is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of our Board. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to our Board concerning corporate governance matters. Our nominating and corporate governance committee is responsible for oversight of risks relating to Board succession planning, our ethics policies and corporate governance practices. To satisfy these oversight responsibilities, our nominating and corporate governance committee receives regular reports from our officers responsible for each of these risk areas on matters such as progress against succession planning programs and goals, trends in risk levels and risk management activities.

Compensation Committee Interlocks and Insider Participation

Dr. Hu and Messrs. Ladd, Liddle, Simone, and Srinivasan served as members of our compensation committee during 2012. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Director Nominations

Our Board nominates directors for election at each annual meeting of stockholders and elects new directors to fill vacancies when they arise. Our nominating and corporate governance committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to our Board for nomination or election.

Director Criteria. Our nominating and corporate governance committee has a policy regarding consideration of director candidates recommended by stockholders. Our nominating and corporate governance committee reviews suggestions for director candidates recommended by stockholders and considers such candidates for recommendation based upon an appropriate balance of knowledge, experience and capability. In addition to considering an appropriate balance of knowledge, experience and capability, our Board has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. We do not have a specific policy regarding diversity of candidates. Our nominating and corporate governance committee selects candidates for director based on their character, judgment, diversity of experience, business acumen, and his or her willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. Our nominating and corporate governance committee believes it appropriate for a majority of the members of our Board to meet the definition of "independent director" under the rules of the NYSE. Our nominating and corporate governance committee also believes it appropriate for our Chief Executive Officer to participate as a member of our Board.

Prior to each annual meeting of stockholders, our nominating and corporate governance committee identifies nominees first by reviewing the current directors whose terms expire at the annual meeting of stockholders and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of our Board, with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the nominating and corporate governance committee determines not to nominate the director, or a vacancy is created on our Board as a result of a resignation, an increase in the size of our Board or other event, the nominating and corporate governance committee will consider various candidates for Board of Directors membership, including those suggested by members of the nominating and corporate governance committee, by other members of our Board, by any executive search firm engaged by the nominating and corporate governance committee and by stockholders. A stockholder who wishes to suggest a prospective nominee for our Board should notify Inphi's Secretary, any member of the nominating and corporate governance committee, or the persons referenced below in "Communications with our Board of Directors" in writing with any supporting material the stockholder considers appropriate.

Stockholder Nominees. In addition, our bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to our Board at our annual meeting of stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to Inphi's Secretary and otherwise comply with the provisions of our bylaws. To be timely, our bylaws provide that we must have received the stockholder's notice not more than 120 days nor less than 90 days prior to the anniversary of the date our proxy statement was provided to stockholders in connection with previous year's annual meeting. However, if we did not hold an annual meeting in the prior year or if the date of the annual meeting is more than 30 days before or after the anniversary date of the prior year's annual meeting, we must receive the stockholder's notice by the close of business on the later of 90 days prior to the annual meeting and the 10th day after the day we provided public disclosure of the meeting date. Information required by the bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our bylaws and must be addressed to: Secretary, Inphi Corporation, 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054. You can obtain a copy of our bylaws by writing to the Secretary at this address.

Communications with our Board of Directors

Our Board recommends that stockholders and other interested persons initiate communications with our Board, the Chairman, or any committee of our Board in writing to the attention of our Secretary at 2953 Bunker Hill Lane, Suite 300, Santa Clara, CA 95054. This process will assist our Board in reviewing and responding to stockholder communications in an appropriate manner. Our Board has instructed our Secretary to review such correspondence and, at his discretion, not to forward items if he deems them to be of a commercial or frivolous nature or otherwise inappropriate for our Board's consideration such as spam, junk mail and mass mailings, product complaints, personal employee complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, business solicitations or advertisements.

Corporate Governance Principles and Practices

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the NYSE. Our Board continues to evaluate our corporate governance principles and policies. Our corporate governance guidelines are posted on our website at www.inphi.com

Our Board also adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The code addresses various topics, including:

- compliance with laws, rules and regulations, including the Foreign Corrupt Practices Act;
- conflicts of interest;
- insider trading;
- corporate opportunities;
- competition and fair dealing;
- equal employment and working conditions;
- record keeping;
- confidentiality;
- giving and accepting gifts;
- compensation or reimbursement to customers;
- protection and proper use of company assets; and
- payments to government personnel and political contributions.

Our code of business conduct and ethics is posted on our website at www.inphi.com. The code of business conduct and ethics can only be amended by the approval of a majority of our Board. Any waiver to the code of business conduct and ethics for an executive officer or director may only be granted by our Board or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. Our Board also adopted a code of ethics for senior financial officers applicable to our Chief Executive Officer, President, Chief Financial Officer, controller and other key management employees identified by our Board addressing ethical issues. Our code of ethics is posted on our website and future amendments or waivers to the code of ethics will be posted on our website at www.inphi.com. We also implemented whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

COMPENSATION OF DIRECTORS

Our non-employee directors, other than our Chairman of the Board and the lead director, receive an annual retainer of $32,000, prorated for partial service in any year. Our Chairman of the Board and lead director receive an annual retainer of $50,000 and $52,000, respectively, so long as such director is not an employee of Inphi. Members of our audit committee, compensation committee and nominating and corporate governance committee, other than the chairpersons of those committees, receive an additional annual retainer of $7,500, $5,000, and $4,000, respectively. The chairpersons of our audit committee, compensation committee and nominating and corporate governance committee each receive an additional annual retainer of $15,000, $10,000, and $7,500, respectively.

In addition, non-employee directors receive nondiscretionary, automatic grants of restricted stock units under our 2010 Stock Incentive Plan. A non-employee director, other than those currently serving on our Board, will be automatically granted an initial restricted stock unit for shares of our common stock that have a value of $160,000, calculated using the fair market value of our common stock on the date of grant, upon becoming a member of our Board. The initial option will vest over four years in equal annual installments. On the first business day following each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a restricted stock unit for shares of our common stock that have a value of $80,000, calculated using the fair market value of our common stock on the date of grant, provided the director has served on our Board for at least six months. These restricted stock units will vest on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The restricted stock units granted to non-employee directors will have a per share fair value equal to the closing price of the underlying shares on the date of grant as reported on the NYSE and will become fully vested if a change in control occurs.

We also reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board and committee meetings.

2012 Director Compensation

The following table sets forth the compensation paid or accrued by us to our non-employee directors in 2012. The following tables exclude Young K. Sohn, our former President and Chief Executive Officer, and Ford Tamer, our President and CEO, as neither received any additional compensation for their service on our Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards[1][2] ($)	Total ($)
Diosdado P. Banatao	50,000	79,999	129,999
Chenming C. Hu	39,813	79,999	119,812
David J. Ladd[3]	33,772	79,999	113,771
David Liddle	21,500	159,994	181,494
Bruce McWilliams	7,192	159,998	167,190
Peter J. Simone[4]	46,500	79,999	126,499
Sam S. Srinivasan	76,000	79,999	155,999
Lip-Bu Tan[5]	32,000	79,999	111,999

(1) The amount reflects the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718 multiplied by the number shares. See note 12 of the notes to our consolidated financial statements in Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of assumptions made in determining the grant date fair value.

(2) Please see the outstanding equity awards table below for the details of the equity awards granted to our non-employee directors.

(3) Mr. Ladd passed away in August 2012.

(4) Mr. Simone will not stand for re-election upon expiration of his term at the Annual Meeting.
(5) Mr. Tan resigned from our Board effective December 31, 2012.

		Option Awards[1]				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares That Have Not Vested($)[2]
Diosdado P. Banatao	5/25/2012					9,445	90,483
Chenming C. Hu	8/17/2010					7,139	68,392
	5/25/2012					9,445	90,483
David Liddle	7/12/2012					17,130	164,105
Bruce McWilliams	10/26/2012					18,223	174,576
Peter J. Simone	4/30/2010					5,710	54,702
	5/25/2012					9,445	90,483
Sam S. Srinivasan	8/15/2007	1,072	—	1.78	8/15/2017		
	8/27/2009	19,285	—	2.62	8/27/2019		
	5/25/2012					9,445	90,483

(1) The grant date fair value of the common stock underlying these option awards was equal to the option exercise price on the date the stock options were granted.
(2) The amount represents the fair market value of our common stock as of December 31, 2012 multiplied by unvested shares as of December 31, 2012. The closing price of our common stock on December 31, 2012 was $9.58.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 5, 2013 regarding the number of shares of common stock and the percentage of common stock, beneficially owned by:

- each person or group of persons known to us to be the beneficial owner of more than 5% of our common stock;
- each of our named executive officers;
- each of our directors; and
- all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Inphi Corporation, 2953 Bunker Hill Lane, Suite 300, California 95054. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 29,066,135 shares of common stock outstanding on April 5, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 5, 2013, or June 4, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Amount and Nature of Beneficial Ownership	
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders:		
FMR LLC[1]	2,099,500	7.2%
Entities affiliated with Walden International[2]	3,116,458	10.7
Entities affiliated with Mayfield Fund[3]	2,784,420	9.6
JPMorgan Chase & Co.[4]	2,053,667	7.1
Citadel Advisors LLC[5]	1,595,384	5.5
Allianz Global Investors U.S. Holdings LLC[6]	1,448,385	5.0
Directors and Named Executive Officers:		
Ford Tamer[7]	260,881	*
Young Sohn[8]	618,663	2.1
John Edmunds[9]	278,902	*
Charles Roach	—	—
Ron Torten[10]	65,392	*
Norman Yeung[11]	186,918	*
Diosdado P. Banatao[12]	1,397,462	4.8
Chenming Hu[13]	65,169	*
Sam S. Srinivasan[14]	105,516	*
Peter J. Simone[15]	30,569	*
David Liddle	—	—
Bruce McWilliams	—	—
All current directors and executive officers as a group (11 persons)[16]	2,335,809	8.0

* Amount represents less than 1% of our common stock.

(1) Based solely on information reported on a Schedule 13G/A filed on February 14, 2013 by FMR LLC, this amount consists of 2,099,500 shares beneficially held by Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC and an investment advisor to various investment companies. Edward C. Johnson 3d, as Chairman of FMR LLC, and FMR LLC each have sole dispositive power over 2,099,500 shares. Members of the family of Edward C. Johnson 3d, as the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC through their ownership of voting common shares and the execution of a shareholders' voting agreement. The principal address for Fidelity is 82 Devonshire Street, Boston, Massachusetts, 02109.

(2) Based on the Schedule 13G/A filed on February 14, 2012, represents 52,609 shares held by Asian Venture Capital Investment Corporation (AVCIC), 52,609 shares held by International Venture Capital Investment Corporation (IVCIC), 52,609 shares held by International Venture Capital Investment III Corp. (IVCIC III), 46,579 shares held by Pacven Walden Ventures Parallel V-A C.V., 46,579 shares held by Pacven Walden Ventures Parallel V-B. C.V., 55,659 shares held by Pacven Walden Ventures Parallel VI, L.P., 4,955 shares held by Pacven Walden Ventures V Associates Fund, L.P., 2,021,291 shares held by Pacven Walden Ventures V, L.P., 714,816 shares held by Pacven Walden Ventures VI, L.P., 32,584 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. and 36,168 shares held by Seed Ventures III Ptd Ltd. Lip-Bu Tan, is the sole director of Pacven Walden Management V Co. Ltd,. which is the general partner of Pacven Walden Ventures V, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P. (Pacven V and affiliated funds). He is also the sole director of Pacven Walden Management VI Co. Ltd., which is the general partner of Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P. (Pacven VI and Parallel Funds). Mr. Tan is also a director of each of Seed Ventures III Ptd Ltd, AVCIC, IVCIC and IVCIC III. The voting and investment power over the shares held by AVCIC is determined by a majority of its six directors, You-Lin Lu, Allen Kao, Allen Hsu, Wee Ee Cheong, George Lee and Mr. Tan, all of whom disclaim beneficial ownership of shares held by AVCIC except to the extent of any pecuniary interest therein. The voting and investment power over the shares held by IVCIC is determined by a majority of its 13 directors, You-Lin Lu, Allen Hsu, C. C. Kuo, Allen Kao, Yaw Nan Lu, James Tseng, Wen-Ching Tseng, Yu-Hwei Huang, F. C. Sun, Hock Voon Loo, Wee Ee Cheong, Lorin Young and Mr. Tan, all of whom disclaim beneficial ownership of shares held by IVCIC except to the extent of any pecuniary interest therein. The voting and investment power over the shares held by IVCIC III is determined by a majority of its four directors, James Tseng, Yaw Nan Lu, Julian Yu and Mr. Tan, all of whom disclaim beneficial ownership of shares held by IVCIC III except to the extent of any pecuniary interest therein. Mr. Tan, Mary Coleman, Brian Chiang, Hock Voon Loo and Andrew Kau hold shared voting and investment power with respect to the shares held by Pacven V and affiliated funds and Pacven VI and Parallel Funds, all of whom disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Walden International is One California Street, Suite 2800, San Francisco, CA 94111.

(3) Based on the Schedule 13G/A filed Mayfield XI Management, LLC on January 24, 2012, represents 50,118 shares held by Mayfield Associates Fund VI, a Delaware limited partnership (MF AF VI), 172,633 shares held by Mayfield Principals Fund II, a Delaware limited liability company (MF PF II), 150,357 shares held by Mayfield XI, a Delaware limited partnership (MF XI), and 2,411,312 shares held by Mayfield XI Qualified, a Delaware limited partnership (MF XI Q). Yogen K. Dalal, Janice M. Roberts and Robert T. Vasan are managing directors of Mayfield XI Management, L.L.C., which is the general partner of MF XI Q, MF XI and MF AF VI and the sole Managing Director of MF PF II. The individuals listed herein may be deemed to have voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by MF XI Q, MF PF II, MF XI and MF AF VI, but disclaim such beneficial ownership except to the extent of his or her pecuniary interest therein. The address of the entities affiliated with Mayfield Fund is 2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.

(4) Based solely on the information reported on a Schedule 13G filed on January 24, 2013, this amount consists of 2,053,667 shares beneficially owned by JPMorgan Chase & Co. on behalf of other persons, for which it has sole power to vote 1,950,239 shares, sole power to dispose of 2,052,989 shares and shared power to vote and dispose of 678 shares.

(5) Based solely on the information reported on a Schedule 13G/A filed on February 14, 2013, this amount consists of shares held by Citadel Global Equities Master Fund Ltd. (CG), certain segregated accounts and Citadel Securities LLC (Citadel Securities). Citadel Advisors LLC (Citadel Advisors) is the portfolio manager for CG, and the investment manager for certain segregated accounts. Citadel Holdings II LP (CH-II) was, as of December 31, 2012, the managing member of Citadel Advisors. Citadel Investment Group II, L.L.C. (CIG-II) is the general partner of CH-I (defined below) and CH-II. and Mr. Kenneth Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CIG-II (collectively with Citadel Advisors, CH-II and CIG-II, the Reporting Persons). Citadel Holdings I LP (CH-I) is the non-member manager of Citadel Securities. The Reporting Persons have shard voting and dispositive power over these shares. The address of the principal business office of each of the Reporting Persons is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, IL 60603.

(6) Based solely on the information reported on a Schedule 13G/A filed on February 14, 2013, by Allianz Global Investors U.S. Holdings LLC (AGI Holdings) and Allianz Global Investors U.S. LLC (AGI Adviser), this amount consists of shares held by investment advisory clients or discretionary accounts of which AGI Adviser is the investment adviser. Investment advisory contracts grant to the AGI Adviser voting and/or investment power over the securities held by its clients or in accounts that it manages. As a result AGI Adviser and its parent holding company, AGI Holdings, may be deemed to beneficially own the securities held by its client or accounts.

(7) Includes 185,881 shares subject to options that are immediately exercisable.

(8) Consists of 618,663 shares subject to options that are immediately exercisable.

(9) Includes 256,079 shares subject to options that are exercisable as of June 4, 2013, of which 20,536 shares are subject to our right of repurchase as of June 4, 2013, and 10,018 shares subject to restricted stock units that will vest as of June 4, 2013.

(10) Includes 37,356 shares subject to options that are exercisable as of June 4, 2013, of which 10,268 shares are subject to our right of repurchase as of June 4, 2013, and 6,250 shares subject to restricted stock units that will vest as of June 4, 2013.

(11) Includes 149,832 shares subject to options that are exercisable as of June 4, 2013, of which 20,536 shares are subject to our right of repurchase as of June 4, 2013, and 10,018 shares subject to restricted stock units that will vest as of June 4, 2013.

(12) Includes 9,445 shares subject to restricted stock units that will vest as of June 4, 2013. Also includes 765,739 shares held by Tallwood I, L.P. , 243,384 shares held by the Banatao Living Trust DTD 7/21/99, 25,909 shares held by Tallwood Management Co., LLC and 349,003 shares held by Tallwood Partners, LLC. Diosdado P. Banatao, one of our directors, is the managing member of Tallwood Management Co. LLC, which is the general partner of Tallwood I, L.P. The Banatao Living Trust directly or indirectly holds 100% of the membership interests in Tallwood Management Co. LLC and Tallwood Partners, LLC. Mr. and Mrs. Banatao, as trustees of the Banatao Living Trust, hold shared voting and dispositive power over the securities held by these funds. Mr. and Mrs. Banatao disclaim beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(13) Includes 9,445 shares subject to restricted stock units that will vest as of June 4, 2013, and 5,352 restricted shares that are subject to forfeiture as of June 4, 2013.

(14) Includes 20,357 shares subject to options that are exercisable as of June 4, 2013, and 9,445 shares subject to restricted stock units that will vest as of June 4, 2013.

(15) Includes 9,445 shares subject to restricted stock units that will vest as of June 4, 2013, and 3,923 restricted shares that are subject to forfeiture as of June 4, 2013.

(16) Includes 649,505 shares subject to options that are exercisable as of June 4, 2013, of which 51,340 shares are subject to our right of repurchase as of June 4, 2013, 64,066 shares subject to restricted stock units that will vest as of June 4, 2013, and 9,275 outstanding restricted shares that are subject to forfeiture as of June 4, 2013.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described elsewhere in this proxy statement, the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

- we have been or are to be a participant;
- the amount involved exceeds or will exceed $120,000; and
- any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Registration Rights

The holders of 7,552,698 shares of common stock, including shares to be issued upon the exercise of warrants to purchase shares of our common stock, are entitled to contractual rights by which they may require us to register those shares under the Securities Act of 1933 (the Securities Act). If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided they accept the terms of the underwriting as agreed upon between us and the underwriters selected by us, and among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. Subject to limitations and conditions specified in the amended and restated investor rights agreement with the holders, six months after our initial public offering, holders of at least 30% of the shares of common stock that were issued upon conversion of our former preferred stock upon completion of our initial public offering and shares of common stock issued as a result of the exercise of certain warrants (collectively referred to herein as Registrable Securities) may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration shall include at least 20% of such shares of common stock and shares issued as a result of the exercise of certain warrants, or a lesser percentage if the anticipated aggregate public offering price would exceed $10,000,000. We are not obligated to effect more than two of these demand registrations. These registration rights shall terminate (i) as to each holder who, immediately following the consummation of our initial public offering, holds shares of Registrable Securities which may be immediately sold under Rule 144 during any 90-day period and (ii) as to all holders upon the five-year anniversary of the consummation of our initial public offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Other Transactions

As of December 31, 2010, we have a software subscription and maintenance agreement with Cadence Design Systems, Inc., which agreement was entered into in the ordinary course of business. In connection with this agreement, we committed to pay approximately $7.0 million, payable in 16 quarterly payments through May 2011. In December 2010, we committed to pay an additional $5.25 million, payable in 10 quarterly payments through November 2013. In June 2012, we committed to pay an additional $2.1 million, payable in 5 quarterly payments through November 2013. We paid $2.1 million, $2.3 million and $2.2 million in the years ended December 31, 2010, 2011 and 2012, respectively. Mr. Lip-Bu Tan, our former director, is currently the Chief Executive Officer of Cadence. Mr. Tan does not have a direct or indirect material interest in the transaction. The agreement with Cadence was entered into in June 2007, prior to Mr. Tan's employment with Cadence. Mr. Tan was appointed the President and Chief Executive Officer of Cadence in January 2009, although he has served as a member of the Cadence board of directors since 2004. Mr. Tan did not participate in the negotiation of, and did not derive any direct or indirect compensation or other benefit, monetary or otherwise, as a result of this agreement. In addition, Mr. Tan is not a party to the agreement. Further, the amounts paid and to be paid to Cadence under this agreement do not, and are not expected to, constitute a material percentage of the revenue of Cadence. Specifically, the amounts paid to Cadence in the years ended December 31, 2010, 2011, and 2012 accounted for 0.22%, 0.20%, and 0.17% of Cadence's revenue for the years ended January 1, 2011, December 31, 2011, and December 29, 2012, respectively. We believe that the significant terms of these purchases, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties. Mr. Tan resigned from our Board effective December 31, 2012.

Procedures for Approval of Related Party Transactions

Pursuant to our Related Person Transactions Policy, the audit committee of our Board must approve transactions with our company valued at or above $120,000 in which any director, officer, 5% or greater stockholder, or certain related persons or entities has a direct or indirect material interest.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Discussion and Analysis discusses our compensation programs, including a discussion of the principal role of the compensation committee and a summary of executive compensation. On January 31, 2012, Young K. Sohn had retired from his position as our President and Chief Executive Officer and continues to serve as Senior Advisor. On February 1, 2012, Dr. Ford Tamer was appointed our President and Chief Executive Officer.

Following is a detailed discussion of the individual material elements of compensation awarded to, earned by, or paid to the named executive officers (NEOs, and each an NEOs) listed below:

Name	Current Position
Ford Tamer	President, Chief Executive Officer and Director
John Edmunds	Chief Financial Officer and Chief Accounting Officer
Charlie Roach	Senior Vice President World Wide Sales
Norman Yeung	Senior Vice President, Engineering
Ron Torten	Vice President, Operations and Information Technology
Young K. Sohn	Former President and Chief Executive Officer

Recommendations for executive compensation are made by our compensation committee and approved by our Board, except that compensation recommendations for our Chief Executive Officer are approved by the non-employee members of our Board. The primary components of compensation for our NEOs were base salary, cash incentive compensation and equity-based compensation. The following information should be read together with the compensation tables and related disclosures set forth below.

Executive Program Summary

Our compensation program has been designed to achieve the following objectives:

- to attract, retain, and motivate talented, innovative, experienced, and strategic executives;
- to reward our executives based on our financial and business performance and their individual performance;
- to provide fair, equitable and compensation, competitive with peer companies; and
- to further align the interest of our executive officers and stockholders.

Our executive compensation program has focused primarily on attracting executive talent to manage and operate our business, retaining individuals whose employment is key to our success and growth, and rewarding individuals who help us define the strategic direction of our company while achieving on our business objectives. By focusing our executive compensation program primarily on equity-based compensation, we have sought to align the interest of our executive officers and stockholders by motivating executive officers to increase the value of our stock over time.

Role of the Compensation Committee

The primary role of the compensation committee (the Committee) of our Board is to set the compensation of our NEOs to fairly compensate them relative to their individual contributions to our performance. It is also the role of the Committee to ensure that our compensation remains industry competitive by:

- Granting performance-based incentives that closely align and strike a balance between short-term and long-term incentives relative to our strategy and future performance;

- Establishing equity-based award programs to continue the long-term connection with stockholder value and executive compensation;
- Structuring executive compensation programs to reduce incentives to promote short-term gains and subject us to risks at the expensive of long-term company stockholder value.

The Committee currently consists of three (3) independent, outside, non-employee directors. The Committee includes Mr. David Liddle (Chairman), who joined the Committee in July 2012, Dr. Chemning Hu and Mr. Sam Srinivasan. Mr. Peter Simone served on the Committee until July 2012 and Mr. David Ladd served on the Committee until August 2012. The Committee determines and recommends to our Board the compensation for our executive officers. With respect to our NEOs, other than our Chief Executive Officer, the Committee meets with our Chief Executive Officer as useful and needed to provide evaluations of our executive officers and other relevant information to the Committee. Our Chief Executive Officer does not participate in the Committee's discussion and determination of his compensation. The Committee makes recommendations regarding appropriate compensation for each executive officer, including merit increases, changes to incentive compensation and grant of equity awards.

In addition to a review of our competitive market position based on information provided by Compensia, the Committee also took into account several other factors in setting our executive compensation for 2012, including retention value of the individual, company performance, internal pay equity considerations, the experience and responsibilities of each executive officer, budget constraints, market conditions, individual performance, and contributions to corporate achievements. As part of that process, in early 2012, Mr. Sohn evaluated the performance of each NEO, other than himself, based on such individual's level of success in accomplishing the business objectives established for the NEO for the prior year and the NEO's overall performance during that year. The annual objectives for each NEO were developed through mutual discussion and agreement between Mr. Sohn and the NEO and were reviewed with our Board.

Mr. Sohn's recommendations also took into account other factors, including the estimated overall share allotment and total market value for the annual equity grant pool, the predominant role of the equity component in our compensation structure, the amount of unvested equity currently being held by the NEO and the potential retention value it represented. Based on these considerations, Mr. Sohn made specific compensation recommendations to the Committee with respect to each of the NEOs other than himself. The recommendations included proposed equity awards. The Committee reviewed those recommendations, together with supporting market data, and had full authority and independent discretion to make such adjustments as it deemed appropriate and to determine the actual total compensation package for each NEO. In making its determinations, the Committee gave considerable weight to Mr. Sohn's evaluations and recommendations because of his direct knowledge of each NEO's performance and contributions to our business objectives and financial performance. Based on these various considerations, the Committee generally accepted the recommendations made by Mr. Sohn with respect to 2012 salary increases and equity awards granted to the NEOs in January, 2012, and determined the actual total compensation for each NEO. The equity awards granted in 2012 are discussed below under "Equity Based Compensation".

Although the amount of past compensation, including amounts realizable from prior equity awards, was available to the Committee, it did not generally consider past compensation as a meaningful factor in setting 2012 compensation levels. Nor did the Committee take into account the potential payments under our change in control severance benefit agreements. It is the Committee's belief that the key motivational elements of the 2012 compensation packages for our NEOs would have been substantially diminished had these other elements of compensation impacted their 2012 compensation levels.

During Dr. Tamer's first months at Inphi, he also made an assessment of the retention value of certain key executive officers relative to their unvested equity position and made certain recommendations to the Committee for additional equity awards in April 2012. Once again, the Committee gave considerable weight to Dr. Tamer's evaluations and recommendations based on his research and direct knowledge of each NEO's potential contributions to our business objectives and financial performance. Based on these various considerations, the Committee generally accepted the recommendations made by Dr. Tamer with respect to the additional 2012 equity awards for the NEOs and determined the compensation for the NEOs.

Competitive Market Review

To understand our position relative to market, the Committee engaged Compensia on a selective basis to review our compensation and to obtain survey information and analysis for various executive positions. The Committee has and continues to evaluate the practice of setting our executive compensation program against our peer group. The following sixteen (16) companies were generally used, and on a case by case basis, as supplemented by additional information advised by Compensia, in determining competitive compensation packages.

Advanced Analogic Technologies	Hittite Microwave	Maxlinear	Power Integrations
Applied Micro Circuits	Integrated Device Technology	Mellanox	Semtech
Cavium Networks	Integrated Silicon Solutions	Mindspeed Technologies	Silicon Image
Entropic Communications	GSI Technology	MIPS Technologies	Volterra Semiconductor

Elements of Executive Compensation

We maintain an executive compensation program that we believe provides executive officers with compensation opportunities that reward the executive officers for their contribution to our performance. Our executive compensation program consists of three principal components, each of which is described below.

We also provide our executive officers with other benefits, including commuting allowance, severance, change-of-control benefits and the ability to participate in employee benefit plans on the same terms as all other eligible employees. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity versus short-term cash compensation and variable compensation versus fixed compensation.

Base Salary

Each NEO receives a fixed annual base salary as compensation for services rendered during the year, which provides financial stability, predictability and security of compensation. The base salary recognizes experience, expertise and scope of responsibility. Base salary increases recognize and reward exemplary performance.

The effective base salary for each of our NEOs for 2011 and 2012 was as follows:

Name	2011	2012
Young K. Sohn	$300,000	$300,000
Ford Tamer	—	$300,000
John Edmunds	$260,000	$270,400
Charles Roach	—	$270,000
Norman Yeung	—	$272,000
Ron Torten	$225,000	$234,000

For 2012, the Committee approved a 4% increase in base salaries for our executive officers, other than Mr. Sohn who retired in January 2012.

Cash Incentive Compensation

Our annual cash incentive compensation is reviewed and approved by the Committee each year. Our cash incentive compensation is intended to incentivize our executive officers in the achievement of our pre-determined financial objectives as well as individual performance objectives. Under the annual cash compensation plan, an executive officer's annual cash incentive award will generally depend on two performance factors, one related to our financial performance and one related to the NEO's individual performance as measured against specific management by objective (MBO) goals.

In 2012, the Committee approved a financial performance-based cash incentive plan for all eligible employees, including our executive officers. The performance targets were based on our revenue growth and the MBO goals for each of our employees, including our NEOs, with exception to Mr. Roach, which included achieving our financial performance goals, maintaining leadership in the market, building strong engagements with customers and introducing new products. In 2012, if we exceeded our revenue target of $98 million, 30% of such excess would fund the bonus pool for all employees up to a total of $3 million. We believed that the 2012 goals were reasonably challenging to incentivize our NEOs to achieve returns for our stockholders, in light of general economic condition, our company and industry, and competitive conditions. In our judgment, the threshold targets were set at levels exceeding the prior year and were intended to incentivize our executive officers to increase stockholder return.

The target amounts that could be paid out of the available bonus pool to our NEOs, excluding Mr. Roach, were as follows:

Named Executive Officer	Target Cash Incentive ($)	Percentage of Base Salary (%)	Maximum Cash Incentive ($)	Percentage of Base Salary (%)
Ford Tamer	150,000	50	300,000	100
John Edmunds	81,120	30	162,240	60
Norman Yeung	81,600	30	163,200	60
Ron Torten	70,200	30	140,400	60

Dr. Tamer's MBO goals in 2012 were centered on us achieving our revenue target, as well as achieving product development and market penetration goals and exploring potential growth through establishing relationships with third parties. Mr. Edmunds's MBO goals in 2012 were centered on us achieving our revenue target and leading certain of our functional areas. Mr. Torten's MBO goals for 2012 were based upon us achieving our revenue target and leading certain functional areas. Mr. Yeung's MBO goals for 2012 were based upon us achieving a revenue target of $98 million and leading the engineering function. For 2012, our revenue was $91 million, which was below our revenue target of $98 million. As a result, we did not fund the bonus pool and no bonuses were paid out to our employees, including our NEOs.

Mr. Roach joined us on September 1, 2012. Given he joined mid-way through the year, his performance goals were based on functional organizational and management goals, as well as quarterly revenue goals for the third and fourth quarters of 2012. Although the yearly revenue goals were not met, Mr. Roach met his quarterly revenue and individual goals. His bonus is reflected in the 2012 Summary Compensation Table.

Equity-Based Compensation

The Committee believes that long-term share-based incentives are appropriate and strategically necessary compensation to properly focus the NEOs on long-term financial results as well as align their interests with those of our stockholders. Equity-based compensation has been our primary long-term incentive compensation component. We believe that equity-based compensation has been and will continue to be a significant part of our executive officers' total compensation packages. We believe that long-term performance is achieved through an ownership culture that encourages a high level of continuously improving performance by our executive officers through grants of equity awards. The vesting feature of our equity awards contributes to our executive officer retention as this feature provides an incentive to our executive officers to remain in our employ during the vesting period. We grant both stock options and restricted stock units (RSUs) to our eligible employees, including our executive officers.

All of our executive officers receive equity awards when they are hired and these awards typically vest over a four-year period, with 1/4th of the shares vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months. The level of equity-based compensation is reviewed periodically and additional equity awards are made from time to time. The Committee reviews equity-based compensation levels, along with base salary and annual cash incentives on an annual basis.

In 2012, our NEOs were awarded the following equity awards under our 2010 Stock Plan:

Named Executive Officer	Date of Award	Number of Option Awards(1)	Number of Stock Awards
Ford Tamer	2/1/2012	557,645	278,822(2)
John Edmunds	1/18/2012	20,000	20,000(3)
	4/12/2012	11,000	10,072(3)
Charles Roach	10/26/2012	90,000	45,000(3)
Norman Yeung	1/18/2012	20,000	20,000(3)
	4/12/2012	11,000	10,072(3)
Ron Torten	1/18/2012	15,000	15,000(3)

(1) The options vest as to 1/4th of the total number of shares subject to the option 12 months after the vesting commencement date, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter.

(2) The award vests as to 50% of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th of the total number of shares four years after the vesting commencement date.

(3) The awards vest as to 1/4th of the total number of shares one year after the vesting commencement date, 1/4th of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th four years after the vesting commencement date.

Other Compensatory Benefits

Benefits. We maintain broad-based benefits that are provided to all eligible employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, our life and accidental death and dismemberment insurance policies and long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not provide any retirement benefits separate from the 401(k).

Severance and Change of Control Benefits. Certain of our NEOs are entitled to severance and change of control benefits pursuant to their offer letters. We believe these severance and change of control benefits are an essential element of our executive compensation package that enables us to recruit and retain talented executives, the terms of which are described below under "—Employment, Severance and Change in Control Arrangements."

Accounting and Tax Considerations

Section 162(m). Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the Code), generally disallows a tax deduction for compensation in excess of $1.0 million paid to each of our NEOs. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Share-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. The Committee has determined to retain for the foreseeable future our stock option and restricted stock unit program as the sole component of its long-term compensation program and to record this expense on an ongoing basis.

Compensation Policies and Practices as They Relate to Risk Management

We believe that our compensation policies and practices for all employees, including our executive officers, do not create risks that are reasonably likely to have a material adverse effect on our company. In making this determination, we assessed our executive and broad-based compensation and benefits programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of our compensation policies and practices and an analysis of our executive compensation program. Although we reviewed all our various compensation programs, we focused primarily on those characterized by variability in payout and the ability of a participant to directly affect payout, as well as the controls on participant action and payout under those programs. Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to us as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks, are compatible with effective internal controls and our risk management practices, and are supported by the oversight and administration of our compensation committee with regard to our executive compensation program.

Several features in our compensation programs and policies mitigate or reduce the likelihood of excessive risk-taking by employees, including the following:

- The core principles outlined above and compensation program elements discussed below are designed to align goals with stockholder interests.
- Pay typically consists of a mix of fixed and variable compensation, with the variable compensation designed to reward both short-and long-term corporate performance.

Stockholder Advisory Votes

At the 2011 Annual Meeting of Stockholders we put forth two advisory votes: one asking stockholders to approve the compensation of our NEOs as disclosed in our 2011 proxy statement; and another regarding the frequency of such an advisory vote in future proxies. Our stockholders overwhelmingly approved our executive compensation as disclosed in our 2011 proxy statement. Regarding the advisory vote on the frequency of the vote on executive compensation, we received the most votes for a frequency of every 3 years, as was management's recommendation. The Committee took these voting results into consideration regarding in its review of our executives' compensation for 2011, and has factored in our stockholders' say-on-pay approval by maintaining essentially the same compensation practices for 2012. The Committee has determined to hold an advisory vote every 3 years, but may have such a vote more frequently if our compensation committee and management feel it is appropriate.

COMPENSATION COMMITTEE REPORT

The following report of the compensation committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Inphi Corporation under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with Inphi Corporation's management. Based on this review and these discussions, the compensation committee recommended to the Board of Directors of Inphi Corporation that the Compensation Discussion and Analysis be included in Inphi Corporation's proxy statement on Schedule 14A.

Respectfully submitted on April 18, 2013, by the members of the compensation committee of the Board of Directors:

Mr. David Liddle, Chairman
Dr. Chenming C. Hu
Mr. Sam S. Srinivasan

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us for the years ended December 31, 2012, 2011 and 2010 for our former President and Chief Executive Officer, our current President and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officer as of December 31, 2012, whom we refer to as our NEOs.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Ford Tamer	2012	275,000	—	4,126,566	4,048,503	—	—	8,450,069
Current President and Chief Executive Officer								
Young K. Sohn[3]	2012	26,154	—	—	—	—	2,317	28,471
Former President and Chief	2011	300,000	—	1,103,500	577,770	—	50,000	2,031,270
Executive Officer	2010	289,583	—	—	730,290	175,000	50,000	1,244,873
John Edmunds	2012	270,400	—	382,571	194,130	—	—	847,101
Chief Financial Officer and	2011	260,000	—	496,575	259,997	—	—	1,016,572
Chief Accounting Officer	2010	260,000	—	—	243,430	63,000	—	566,430
Charles Roach	2012	93,115	30,000[4]	395,100	385,200	48,334	—	951,749
Vice President of Worldwide Sales								
Norman Yeung	2012	266,167	1,000[5]	382,571	194,130	—	30,000	873,868
Senior Vice President of Engineering								
Ron Torten	2012	234,000	20,000[6]	185,100	90,900	—	—	530,000
Vice President of Operations	2011	225,000	—	413,813	216,664	—	—	855,477
and Information Technology	2010	212,500	—	—	124,433	75,757	—	412,690

(1) The amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all equity awards made to executive officers in note 12 to the notes to our consolidated financial statements in Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2012. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. None of our executive officers forfeited any option awards in 2012.

(2) Represents commuting allowance.

(3) Mr. Sohn retired as our President and Chief Executive Officer on January 31, 2012.

(4) Represents sign-on bonus as part of Mr. Roach's offer letter.

(5) Represents $1,000 for five year anniversary bonus with the Company.

(6) The amount pertains to additional compensation paid to Mr. Torten due to additional role taken as he transitioned to Vice President of Operations and Information Technology.

Grants of Plan-Based Awards in 2012

The following table sets forth information on grants of plan-based awards in 2012 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price Securities Underlying ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(3)
		Threshold($)	Target($)	Maximum($)				
Ford Tamer	2/1/12				278,822	—	—	4,126,566
	2/1/12					557,645	14.80	4,048,503
		—	150,000	300,000	—	—	—	—
John Edmunds	1/18/12				20,000	—	—	246,800
	1/18/12					20,000	12.34	121,200
	4/12/12				10,072	—	—	135,771
	4/12/12					11,000	13.48	72,930
		—	81,120	162,240	—	—	—	—
Charles Roach	10/26/12				45,000	—	—	395,100
	10/26/12					90,000	8.78	385,200
		—	—	—	—	—	—	—
Norman Yeung	1/18/12				20,000	—	—	246,800
	1/18/12					20,000	12.34	121,200
	4/12/12				10,072	—	—	135,771
	4/12/12					11,000	13.48	72,930
		—	81,600	163,200	—	—	—	—
Ron Torten	1/18/12				15,000	—	—	185,100
	1/18/12					15,000	12.34	90,900
		—	70,200	140,400	—	—	—	—

(1) The amounts reflect pre-established target awards as a percentage of base salary for fiscal year ended December 31, 2012, with the potential for actual awards under the plan to either exceed or be less than such funding depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of our compensation committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. There were no cash incentive plan payouts in 2012 as we did not achieve the performance objectives.

(2) The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. Actual awards may be more or less than these amounts and are at the discretion of the Compensation Committee. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3) The amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all equity awards made to executive officers in note 12 to the notes to our consolidated financial statements in Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2012. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. None of our executive officers forfeited any awards in 2012.

Narrative to 2012 Summary Compensation Table and Grants Plan-Based Awards in 2012 Table

Please see "—Compensation Discussion and Analysis" above for a complete description of compensation plans pursuant to which the amounts listed under the 2012 Summary Compensation Table and Grants of Plan-Based Awards in 2012 table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options grants.

Outstanding Equity Awards at December 31, 2012

The following table presents certain information concerning equity awards held by our NEOs at December 31, 2012.

	Option Awards[1]				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested (#)[2]
Ford Tamer	—	557,645[3]	14.80	2/1/2022		
					278,822[4]	2,671,115
Young Sohn	542,643[6]	—	1.78	7/7/2013		
	59,353[6]	—	9.29	7/7/2013		
		16,667[5]	22.07	7/7/2013		
					16,667[5]	159,670
John Edmunds	183,221[6]	—	1.96	3/12/2018		
	12,857[6]	—	1.47	2/25/2019		
	42,856[7]	—	9.29	4/30/2020		
		22,500[8]	22.07	4/7/2021		
		20,000[3]	12.34	1/18/2022		
		11,000[3]	13.48	4/12/2022		
					52,572[9]	503,640
Charles Roach		90,000[3]	8.78	10/26/2022		
					45,000[10]	431,100
Norman Yeung	67,975[6]	—	1.78	8/15/2017		
	21,428[6]	—	1.47	2/25/2019		
	42,856[7]	—	9.29	4/30/2020		
	428[6]	—	12.02	7/14/2020		
		22,500[8]	22.07	4/7/2021		
		20,000[3]	12.34	1/18/2022		
		11,000[3]	13.48	4/12/2022		
					52,572[9]	503,640
Ron Torten	4,250[6]	—	1.96	3/12/2018		
	21,428[7]	—	9.29	4/30/2020		
	428[6]	—	12.02	7/14/2020		
		18,750[8]	22.07	4/7/2021		
		15,000[3]	12.34	1/18/2022		
					33,750[11]	323,325

(1) Except as otherwise noted, all option awards are subject to early exercise, and subject to our right of repurchase during the vesting period.

(2) The amount represents the fair value of our common stock as of December 31, 2012, multiplied by unvested shares as of December 31, 2012. The closing price of our common stock on December 31, 2012 was $9.58.
(3) This stock option vests as to 1/4th of the total number of shares subject to the option 12 months after the vesting commencement date, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. The stock option awards are not subject to early exercise.
(4) This award vests as to 50% of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th of the total number of shares four years after the vesting commencement date.
(5) This stock option and award will vest on April 7, 2013.
(6) This stock option is fully vested.
(7) This stock option vests in a series of 60 successive equal monthly installments upon completion of each additional month of service over the 60-month period measured from the first anniversary of such optionee's vesting commencement date.
(8) This stock option vests as to 1/3rd of the total number of shares two years after the vesting commencement date, 1/3rd of the total number of shares three years after the vesting commencement date and 1/3rd of the total number of shares four years after the vesting commencement date. The stock option awards are not subject to early exercise.
(9) This includes (i) 22,500 from the April 7, 2011 grant that vests as to 1/3rd of the total number of shares two years after the vesting commencement date, 1/3rd of the total number of shares three years after the vesting commencement date and 1/3rd of the total number of shares four years after the vesting commencement date, (ii) 20,000 from January 18, 2012 grant that vests as to 1/4th of the total number of shares one year after the vesting commencement date, 1/4th of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th four years after the vesting commencement date and (iii) 10,072 from the April 12, 2012 grant that vests as to 1/4th of the total number of shares one year after the vesting commencement date, 1/4th of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th four years after the vesting commencement date.
(10) This award vests as to 1/4th of the total number of shares one year after the vesting commencement date, 1/4th of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th four years after the vesting commencement date.
(11) This includes (i) 18,750 from the April 7, 2011 grant that vests as to 1/3rd of the total number of shares two years after the vesting commencement date, 1/3rd of the total number of shares three years after the vesting commencement date and 1/3rd of the total number of shares four years after the vesting commencement date and (ii) 15,000 from January 18, 2012 grant that vests as to 1/4th of the total number of shares one year after the vesting commencement date, 1/4th of the total number of shares two years after the vesting commencement date, 1/4th of the total number of shares three years after the vesting commencement date and 1/4th four years after the vesting commencement date.

Option Exercises and Stock Vested in 2012

The following table sets forth the number of shares acquired upon exercise of options by each named executive officer during 2012.

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)[1]
Young K. Sohn[2]	134,569	1,659,910
Ford Tamer	—	—
John Edmunds	—	—
Charles Roach	—	—
Norman Yeung	54,167	648,795
Ron Torten	21,276	214,368

(1) Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. The closing price of our common stock as listed on the NYSE on December 31, 2012 was $9.58.
(2) These option exercises were made by Mr. Sohn after his retirement.

Employment, Severance and Change in Control Arrangements

On January 31, 2012, Mr. Sohn retired as our President and CEO and from our Board effective as of February 1, 2012 (the Effective Date). Mr. Sohn will serve as a Senior Advisor until April 7, 2013 pursuant to a Senior Advisor Agreement dated February 1, 2012 (the Senior Advisor Agreement). Under the terms of the Senior Advisor Agreement, Mr. Sohn will receive $12,500 per month and (a) one-third (1/3) of the restricted stock units and one-third (1/3) of the stock options granted to Mr. Sohn on April 7, 2011, (b) 34,804 shares subject to the non-qualified stock options (NQ) granted to Mr. Sohn on April 30, 2010 (collectively referred to herein as the Continuing Equity) will remain outstanding and eligible to vest subject to his continued service pursuant to the terms and conditions of the Senior Advisor Agreement. Mr. Sohn's Senior Advisor Agreement was amended to continue until April 7, 2014. In the event we (a) terminate the Senior Advisor Agreement other than for material breach by Mr. Sohn or (b) we are subject to a "change of control," as defined below, during the term of the Senior Advisor Agreement and we (or our successor) terminate the Senior Advisor Agreement without "cause," then the Continuing Equity shall immediately vest and become exercisable. For purposes of the Senior Advisor Agreement, "cause" means: (i) the commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, which has a material adverse effect on our business or affairs or our affiliates or stockholders; or (ii) the intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders; provided that for these purposes, no act or failure to act shall be considered "intentional" unless it is done, or omitted to be done, in bad faith without a reasonable belief that the action or omission is in our best interests.

We also agreed to provide continued coverage under our health plan or, if not permitted under the terms of the plan, and if Mr. Sohn elects to continue group health insurance coverage under COBRA, will pay the monthly premium under COBRA for him and, if applicable, his dependents until the earliest of (a) the expiration of the Term (as defined in the Senior Advisor Agreement), (b) the expiration of his continuation coverage under COBRA or (c) the first day of Mr. Sohn's eligibility to participate in a comparable group health plan maintained by a subsequent employer.

In December 2007, we entered into an offer letter agreement with John Edmunds, our Chief Financial Officer. This offer letter agreement set Mr. Edmunds' base salary at an annual rate of $250,000. Pursuant to the offer letter agreement, Mr. Edmunds was entitled to a commuting allowance of $2,000 per month and a relocation allowance of up to $25,000 in the event he relocates to Westlake Village. However, it was agreed that instead of receiving this commuting allowance, we would reimburse Mr. Edmunds for travel expenses incurred for traveling between our headquarters in Sunnyvale, California and Westlake Village, California. In addition, Mr. Edmunds was granted options to purchase 183,221 shares of common stock under the 2000 Stock Plan. Mr. Edmunds is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Edmunds' offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us.

The offer letter agreement further provided that if Mr. Edmunds' employment terminates within 18 months after a "corporate transaction", as defined below, his option granted under his offer letter agreement will accelerate as to 50% of the unvested shares. These provisions were superseded pursuant to a change of control severance agreement we entered into with Mr. Edmunds on June 8, 2010. Under this change of control severance agreement, if Mr. Edmunds is terminated by us without "cause," as defined below, within 12 months of an Inphi "change in control," as defined below, or if he is "involuntarily terminated," as defined below, within 12 months of an Inphi "change of control," as defined below, Mr. Edmunds will be entitled to receive a lump sum equal to 150% of the sum of his annual base salary, plus his annual target bonus as in effect on his termination date. In addition, if Mr. Edmunds elects and pays to continue health insurance under COBRA, we will reimburse Mr. Edmunds on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Edmunds and his eligible dependents, until the earlier of (a) the end of the 18-month period following his termination date or (b) the date Mr. Edmunds or his eligible dependents lose eligibility for COBRA continued coverage. We also agreed to accelerate the vesting of 100% of his unvested outstanding equity awards pursuant to the change in control severance agreement.

On February 1, 2012, we entered into an offer letter agreement with Dr. Tamer, our President and CEO. This offer letter agreement set Dr. Tamer's base salary at an annual rate of $300,000 (to be pro-rated for any partial year of service). Pursuant to this offer letter agreement, Dr. Tamer is eligible to receive a bonus in an amount up to 50% of base salary (as pro-rated for any partial year of service) through participation in our annual cash incentive program. In addition, Dr. Tamer was granted an option to purchase 557,645 shares of our common stock, which will vest over four years commencing on February 1, 2012 (the Vesting Commencement Date) with one-fourth of the shares vesting on the one-year anniversary of the Vesting Commencement Date and the remaining shares vesting in a series of 36 equal monthly installments thereafter. Dr. Tamer was also granted an RSU for 278,822 shares, which will vest over four years commencing on the Vesting Commencement Date with one-half of the shares vesting on the two-year anniversary of the Vesting Commencement Date and one-quarter of the shares vesting on each of the third and fourth anniversaries of the Vesting Commencement Date.

We also entered into a severance and change of control agreement with Dr. Tamer dated February 1, 2012, which includes, among other provisions, (a) payment of 200% of Dr. Tamer's annual base salary, plus the annual target bonus, and acceleration of vesting and exercisability of 100% of his outstanding equity awards (subject to certain limitations set forth in the Severance Agreement) in the event he is "involuntarily terminated," as defined below, within 12 months of a "change of control," as defined below, or within 3 months prior to a "change of control"; provided, however, if the definitive agreement pursuant to which we will be subject to a "change of control" is entered into within 12 months following Dr. Tamer's start date, then his outstanding equity awards will only accelerate to the extent necessary to ensure that each equity award is vested with respect to not less than 50% of the shares subject to such equity award, and (b) payment of 100% of Dr. Tamer's annual base salary, plus the annual target bonus, in the event he is "involuntarily terminated" more than 12 months following a "change of control" or more than 3 months prior to a change of control and (1) if such termination occurs within 1 year of his start date, then the unvested shares subject to his equity awards that would have vested as of such termination date if the equity awards had been subject to monthly vesting will vest and become exercisable or (2) if such termination occurs following the one year anniversary of his start date, then his outstanding equity awards will accelerate with respect to 25% of the then unvested shares.

On August 25, 2012 we entered into an offer agreement with Mr. Charlie Roach, as Vice President World Wide Sales. This offer letter agreement set Mr. Roach's base salary at annual rate of $270,000. Pursuant to this offer letter Mr. Roach will participate in a Sales Compensation Program where he will be eligible for a cash-based variable incentive payment of up to $145,000 per year, based on our performance goals related to metrics, including but not limited to, revenue, gross margins and design wins. In addition, Mr. Roach was granted an option to purchase 90,000 shares of our common stock, which will vest over four year period commencing September 4, 2012 (the Vesting Commencement Date) with one-fourth of the shares vesting on the one-year anniversary of the Vesting Commencement Date and the remaining shares vesting in a series of 36 equal monthly installments thereafter. Mr. Roach was also granted an RSU for 45,000 shares, which will vest over four years commencing on the Vesting Commencement Date with one-quarter (25%) of the shares vesting on the dated that is one year after the commencement of your employment, and one-quarter (25%) of the shares vesting on each of the second, third and fourth anniversaries of your employment Commencement Date.

We also entered into a severance and change of control agreement with Mr. Roach dated September 4, 2012 which includes, among other provisions, (a) payment of 50% of Mr. Roach's annual base salary, plus 50% of the sales compensation plan in effect at time of termination, annual bonus, and acceleration of vesting and exercisability of 50% of his outstanding equity awards (subject to certain limitations set forth in the Severance Agreement) in the event he is "involuntarily terminated," as defined below, within 12 months of a "change of control," as defined below, or within 3 months prior to a "change of control"; provided, however, if the definitive agreement pursuant to which we will be subject to a "change of control" is entered into within 12 months following Mr. Roach's start date, then his outstanding equity awards will only accelerate to the extent necessary to ensure that each equity award is vested with respect to not less than 33% of the shares subject to such equity award, and (b) payment of 50% of Mr. Roach's annual base salary, 50% of the sales compensation plan, in the event he is "involuntarily terminated" more than 12 months following a "change of control" or more than 3 months prior to a change of control.

For purposes of the offer letter agreements above, "corporate transaction" is defined as: (a) a merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction or (b) the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or dissolution of our company.

For purposes of the change of control agreements above, "involuntarily terminated" is defined as (a) a reduction in compensation by greater than 10%, unless part of a general reduction in compensation applicable to our senior executives, (b) relocation of job site by more than 50 miles, or (c) a material reduction in job responsibilities, change in title or change in reporting structure.

Except as otherwise noted, the term "cause" is defined as (a) commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on our the business or affairs or that of our affiliates or stockholders, (b) intentional or willful misconduct or refusal to follow the lawful instructions of our Board, or (c) intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders.

The term "change of control" is defined as the occurrence of any one of the following events:

- the approval by our stockholders of our liquidation or dissolution or the sale or disposition of all or substantially all of our assets;
- a merger or consolidation where we are not the surviving entity;
- any person or persons becoming the beneficial owner, directly or indirectly, of 50% or more of the total voting power of our then outstanding voting securities; or
- a change in the composition of our Board, as a result of which fewer than a majority of the directors who are currently on our Board or who are elected, or nominated for election, to our Board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (a), (b) or (c), or in connection with an actual or threatened proxy contest relating to our election of directors.

Potential Payments Upon Termination and Change of Control

The following table shows the potential payments that would have been paid to our NEOs if they had been involuntarily terminated on December 31, 2012.

	Involuntary Termination without a Change of Control			Involuntary Termination Following a Change of Control		
Name	**Severance Payments Attributable to Salary ($)**	**Value of Accelerated Equity Awards ($)[1]**	**Health Care Benefits ($)**	**Severance Payments Attributable to Salary ($)**	**Value of Accelerated Equity Awards ($)[1]**	**Health Care Benefits ($)**
Ford Tamer	300,000	—	20,537	750,000	—	41,073
John Edmunds	—	—	—	486,720	131,765[2]	21,680
Charles Roach	207,500	—	—	207,500	166,023[3]	8,862
Norman Yeung	272,000	8,982[4]	9,206	—	—	—
Ron Torten	—	—	—	—	—	—

(1) Negative values associated with underwater stock options are included in the value of accelerated equity awards.
(2) The amount represents the fair market value per share of our common stock as of December 31, 2012, less the option exercise price ($9.29, $12.34, $13.48 and $22.07) multiplied by the unvested options as of December 31, 2012 (78,500 options) and the fair value of our common stock as of December 31, 2012 multiplied by the unvested restricted stock units as of December 31, 2012 (52,572 shares). The closing price of our common stock on December 31, 2012 was $9.58.
(3) The amount represents the fair market value per share of our common stock as of December 31, 2012, less the option exercise price of $8.78 multiplied by 33% of the unvested options as of December 31, 2012 (29,700 options) and the fair value of our common stock as of December 31, 2012 multiplied by 33% of the unvested restricted stock units (14,850 shares). The closing price of our common stock on December 31, 2012 was $9.58.
(4) The amount represents the fair market value per share of our common stock as of December 31, 2012, less the option exercise price ($9.29, $12.34, $13.48 and $22.07) multiplied by options that will vest one year from December 31, 2012 (32,380 options) and the fair value of our common stock as of December 31, 2012 multiplied by the restricted stock units that will vest one year from December 31, 2012 (15,018 shares). The closing price of our common stock on December 31, 2012 was $9.58.

No executive will receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Code.

In addition to the benefits described above, upon a merger, consolidation, sale, transfer or other disposition of all or substantially all of our assets in the event of a complete liquidation or dissolution, our 2000 Stock Plan provides that the successor corporation or its parent or subsidiary will assume, substitute or replace an equivalent award for each outstanding award under the 2000 Stock Plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable.

Effective February 1, 2012, Mr. Sohn retired as our President and CEO. See "Employment, Severance and Change in Control Arrangements" above for a description of the severance benefits Mr. Sohn received in connection with his retirement.

AUDIT COMMITTEE REPORT

The following report of the audit committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Inphi under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The audit committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving Inphi's accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by Inphi's independent accountants and reviewing their reports regarding Inphi's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by the Board of Directors. Inphi's management is responsible for preparing Inphi's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The audit committee is responsible for overseeing the conduct of these activities by Inphi's management and the independent registered public accountants.

In this context, the audit committee has met and held discussions with management and the independent registered public accountants. Management represented to the audit committee that Inphi's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The audit committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the independent registered public accountants provided to the audit committee the written disclosures required by Public Company Accounting Oversight Board Rule 3526 (Communication with Audit Committees Concerning Independence) and the audit committee and the independent registered public accountants have discussed such accountants' independence from Inphi and its management, including the matters in those written disclosures. Additionally, the audit committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence. The audit committee has discussed with management the procedures for selection of consultants and fully considered whether those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The audit committee has discussed with Inphi's management and its independent registered public accountants, with and without management present, their evaluations of Inphi's internal accounting controls and the overall quality of Inphi's financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the audit committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in Inphi's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

Respectfully submitted on April 19, 2013, by the members of the audit committee of the Board of Directors:

Mr. Sam S. Srinivasan, Chairman
Mr. Bruce McWilliams
Mr. Peter J. Simone

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE 2010 STOCK INCENTIVE PLAN

Overview

We established our 2010 Stock Incentive Plan, (the 2010 Stock Incentive Plan) in June 2010, and it became effective immediately prior to our initial public offering on November 16, 2010. The 2010 Stock Incentive Plan was subsequently amended and restated by our Board in February 2011, and was most recently amended on April 19, 2013. The purpose of the 2010 Stock Incentive Plan is to promote our long-term success and the creation of stockholder value by (a) encouraging our employees, outside directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, outside directors and consultants with exceptional qualifications and (c) linking our employees, outside directors and consultants directly to stockholder interests through increased stock ownership. The 2010 Stock Incentive Plan authorizes the issuance of options to purchase shares of common stock and the grant of restricted shares, stock units and stock appreciation rights.

Description of Amendment

The amendment to the 2010 Stock Incentive Plan approved by our Board and submitted for stockholder approval consists of an increase in the number of shares available for issuance thereunder by 1,000,000 shares, from 2,000,0000 shares to 3,000,000 shares.

The proposed increase of 1,000,000 in the number of shares reserved for issuance under the 2010 Stock Incentive Plan is needed to allow us to continue to provide effective and appropriate equity incentives to our employee s and directors. Our Board and the compensation committee have believed that equity awards provide the best method to align compensation incentives with stockholder interests, provide at-risk compensation for management by providing them with a strong incentive to improve our performance, and provide employees with the opportunity to benefit significantly from our success. We offer equity awards to all new hires and have found that attractive and competitive initial equity awards are often an important inducement for the individuals who we believe are key to our success. In addition, our stock award incentives have also been somewhat higher over the last few years as we have not paid out cash bonuses in either 2011 or 2012 and possibly not in 2013 – electing instead to have our employees focused on long term incentives and invest our cash in adding resources to support product development and the potential growth of the business. This proposed 1 million share increase provides a safety reserve so that on a limited basis we can provide equity incentives that will retain and attract key talented, experienced individuals who are looking to support the demands of a strong growth environment over a number of years. In addition, for a limited time, as the company transitions to stronger financial performance which will facilitate the payment of cash bonuses, we may grant, on an exception basis, enhanced equity awards both to ensure the retention of key contributors over the long term, as well as to enable equity incentive offers that will attract new key employees interested in making a long term commitment.

We do not believe the proposed 1,000,000 shares increase will be unduly dilutive to stockholders. A common measure of potential dilution from outstanding equity awards is "overhang," generally defined as equity awards outstanding by not exercised, plus equity awards available to be granted (together referred to as potential equity awards shares), divided by the sum of total shares of common stock outstanding plus potential equity award shares. As of December 31, 2012, our overhang was 27.2%. We believe that our overhang is at this level for a number of reasons, 18% of the overhang represents a share reserve which has not yet been granted, 53% of the overhang represents equity awards which have not yet been earned by the employees, and while 29% have been earned—the remaining contractual life of these options is approximately 8.5 years—so the participants have apparently chosen to wait for the potential value to be realized. The proposed increase would raise the overhang to 29.75%.

Summary of the 2010 Stock Incentive Plan

The following is a summary of the material provisions of the 2010 Stock Incentive Plan. All statements herein are intended only to summarize the 2010 Stock Incentive Plan and are qualified in their entirety by reference to the 2010 Stock Incentive Plan itself. For a more complete description of the terms of the 2010 Stock Incentive Plan, you should read a copy of the 2010 Stock Incentive Plan which is set forth in Appendix A.

Administration. Our compensation committee of our board of directors administer the 2010 Stock Incentive Plan, including the determination of the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

At the discretion of our Board, the compensation committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, or the Exchange Act, or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Our Board may appoint one or more separate committees of our board, each consisting of one or more members of our Board, to administer our 2010 Stock Incentive Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Exchange Act, to receive awards under our 2010 Stock Incentive Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our Board.

Authorized Shares. As of December 31, 2012, 3,000,000 shares of our common stock are reserved for issuance under the 2010 Stock Incentive Plan, assuming stockholder approval of the proposed amendment. As of December 31, 2012, 4,958,634 shares have been granted under the 2010 Stock Incentive Plan. In addition, the number of shares that have been authorized for issuance under the 2010 Stock Incentive Plan will be automatically increased on the first day of each fiscal year beginning in 2011 and ending in 2020, in an amount equal to the least of (a) 3,000,000 shares, (b) 5% of the outstanding shares of our common stock on the last day of the immediately preceding year or (c) another amount determined by our board of directors. Shares subject to awards granted under the 2010 Stock Incentive Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash will again become available for issuance under the 2010 Stock Incentive Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2010 Stock Incentive Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than 10,000,000 shares may be delivered upon the exercise of incentive stock options granted under the 2010 Stock Incentive Plan plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2010 Stock Incentive Plan. In addition, shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of the 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of the 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed an aggregate of 428,572 shares, will again become available for awards under our 2010 Stock Incentive Plan.

No participant in the 2010 Stock Incentive Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of 3,000,000 shares in any calendar year, except in the participant's first year of employment in which the participant may receive equity awards totaling up to 6,000,000 shares. No participant in the 2010 Stock Incentive Plan may be paid more than an aggregate of $2,000,000 in cash during any calendar year with respect to equity awards that are payable in cash.

Eligibility. Our officers and employees and those of our subsidiaries are eligible to participate in the 2010 Stock Incentive Plan. Our directors and other persons that provide consulting services to us and our subsidiaries and affiliates are also eligible to participate in the 2010 Stock Incentive Plan. The term subsidiary is used in this summary to refer to any corporation, if we or one or more other subsidiaries own not less than 50%

of the total combined voting power of all classes of outstanding stock of such corporation. The term affiliate is used in this summary to refer to any entity other than a subsidiary, we or one of more subsidiaries own not less than 50% of such entity. As of December 31, 2012, approximately 188 executive officers and employees, and six non-employee directors were eligible to be considered for the grant of awards under the 2010 Stock Incentive Plan.

As of December 31, 2012, no shares had been issued upon exercise of options granted under the 2010 Stock Incentive Plan, options to purchase 4,636,680 shares and restricted stock units for 1,804,140 shares were outstanding, and 1,375,581 shares remained available for future grant. In addition, on January 1, 2013 an additional 1,500,000 shares was added to the available pool under the 2010 Stock Incentive Plan. Our NEOs received option grants and restricted stock units under the 2010 Stock Incentive Plan in 2012 as set forth in this Proxy Statement in the "2012 Grants of Plan-Based Awards" table under "Executive Compensation." Our non-employee directors received option grants under the 2010 Stock Incentive Plan in 2012 as set forth in this Proxy Statement under Director Compensation in "Proposal 1—Election of Directors."

The number of awards that an employee, director or consultant may receive under the 2010 Stock Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) the aggregate number of shares of common stock subject to options granted under the 2010 Stock Incentive Plan during 2012 to each of our NEOs; executive officers, as a group; directors who are not executive officers and consultants, as a group; and all employees who are not executive officers, as a group; (ii) the average per share exercise price of such options; and (iii) the aggregate number of restricted stock units granted under the 2010 Stock Incentive Plan during 2012 to each of our NEOs; executive officers, as a group; directors who are not executive officers, as a group; and all employees who are not executive officers and consultants, as a group.

Name of Individual or Group	Number of Shares Subject to Stock Options (#)	Average Per Share Exercise Price of Stock Options[1]($)	Number of Shares Subject to RSUs (#)
Ford Tamer, President and Chief Executive Officer	557,645	14.80	278,822
John Edmunds, Chief Financial Officer and Chief Accounting Officer	31,000	12.74	30,072
Charles Roach, Senior Vice President, World Wide Sales	90,000	8.78	45,000
Norman Yeung, Senior Vice President, Engineering	31,000	12.74	30,072
Ron Torten, Vice President, Operations and Information Technology	15,000	12.34	15,000
All executive officers, as a group	726,645	13.83	749,066
All directors who are not executive officers, as a group	—	—	82,578
All employees who are not executive officers, and consultant, as a group	1,255,179	10.89	1,191,067

(1) All options were granted at an exercise price per share equal to the fair market value on the date of grant

Automatic Grants to Directors. A non-employee director who first joins our Board receives a grant of RSUs with respect to a number of shares of common stock having an aggregate fair market value equal to $160,000 calculated on the date of grant, on the date of his or her election to our Board. This initial grant of an RSU vests annually over a 4-year period beginning on the day which is one year after the date of grant, at an annual rate of 25% of the total number of RSUs subject to the award. Notwithstanding the foregoing, each such RSU shall become vested if a change in control occurs with respect to our company during such director's service.

On the first business day following the conclusion of each regular annual meeting of our stockholders, each outside director who was not elected to our Board for the first time at such meeting and who will continue serving as a member of our Board thereafter receives an RSU with respect to a number of shares of common stock having an aggregate fair market value equal to $80,000 calculated on the date of grant, provided that such director has served on our Board for at least six months. Each RSU granted following an annual meeting of stockholders fully vest on the first anniversary of the date of grant; provided, however, that each such RSU shall become fully vested immediately prior to the next regular annual meeting of our stockholders following such date of grant in the event such meeting occurs prior to such first anniversary date. Notwithstanding the foregoing, each RSU will vest if a change in control occurs with respect to our company during such director's service.

Types of Awards.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the 2010 Stock Incentive Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee's service with the company. Payment of the exercise price may be made in cash or cash equivalents or, if provided for in the stock option agreement evidencing the award, (a) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (b) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (c) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (d) by delivering a full-recourse promissory note or (e) by any other form that is consistent with applicable laws, regulations and rules.

Restricted Stock. Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2010 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

Stock Units. Stock units give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by our compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. Our compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2010 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

Stock Appreciation Rights. Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by our compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. The compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Other Plan Features.

Under the 2010 Stock Incentive Plan:

- Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution.
- Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Any outside director who first joins our board of directors on or after the effective date, will be automatically granted an initial nonstatutory option to purchase shares of our common stock that have a value of $160,000, calculated using the fair market value of our common stock on the date of grant, upon first becoming a member of our board of directors. The initial option will vest and become exercisable over four years in equal monthly installments. On the first business day after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted an option to purchase shares of our common stock that have a value of $80,000, calculated using the fair market value of our common stock on the date of grant, provided that the outside director has served on our board of directors for at least six months. Each annual option will vest and become exercisable on the first anniversary of the date of grant, or immediately prior to the next regular annual meeting of the company's stockholders following the date of grant if the meeting occurs prior to the first anniversary date. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if we are subject to a change of control. In addition, such options will terminate on the earlier of (a) the day before the 10th anniversary of the date of grant or (b) the date 12 months after the termination of the outside director's termination of service for any reason.
- In the event of a recapitalization, stock split or similar capital transaction, our compensation committee we will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2010 Stock Incentive Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as incentive stock options and other adjustments in order to preserve the benefits of outstanding awards under the 2010 Stock Incentive Plan.
- Generally, if we merge with or into another corporation, we will provide for full exercisability or vesting and accelerated expiration of outstanding awards or settlement of the intrinsic value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards unless the awards are continued if we are the surviving entity, or assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.
- If we are involved in an asset acquisition, stock acquisition, merger or similar transaction with another entity, our compensation committee may make awards under the 2010 Stock Incentive Plan by the assumption, substitution or replacement of awards granted by another entity. The terms of such assumed, substituted or replaced awards will be determined by our compensation committee in its discretion.
- Awards under our 2010 Stock Incentive Plan may be made subject to the attainment of performance criteria including cash flows, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested

capital, market segment, shares, costs, expenses, regulatory body approval for commercialization of a product or implementation or completion of critical projects.

- The 2010 Stock Incentive Plan terminates 10 years after its initial adoption, unless terminated earlier by our board of directors. Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent.

Required Vote

Approval of the amendment to the 2010 Stock Incentive Plan requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the amendment to the 2010 Stock Incentive Plan.

Our Board recommends a vote FOR the approval of an amendment to the 2010 Stock Incentive Plan

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our audit committee, which is composed entirely of non-employee independent directors, has selected PricewaterhouseCoopers LLP as independent accountants to audit our books, records and accounts and our subsidiaries for the fiscal year ending December 31, 2013. Our Board has endorsed this appointment. Ratification of the selection of PricewaterhouseCoopers LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting. If the stockholders do not ratify the selection, our Board and the audit committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the audit committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of Inphi and its stockholders. PricewaterhouseCoopers LLP previously audited our consolidated financial statements during the three fiscal years ended December 31, 2010, 2011, and 2012. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers LLP for the years ended December 31, 2012 and 2011, were as follows:

Services Provided	2012	2011
Audit Fees	$ 963,059	$ 928,224
Audit-Related Fees	—	—
Tax Fees	174,915	205,439
All Other Fees	1,600	1,800
Total Fees	$1,139,574	$1,135,463

Audit Fees. The aggregate fees billed for the year ended December 31, 2012 were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, the review of our internal accounting and reporting controls as required under Section 404 of the Sarbanes-Oxley Act and the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q. The aggregate fees billed for the year ended December 31, 2011 were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, the review of our internal accounting and reporting controls as required under Section 404 of the Sarbanes-Oxley Act, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q and services rendered in connection with our Form S-1 related to secondary public offering.

Audit-Related Fees. For the years ended December 31, 2012 and 2011, there were no fees billed by PricewaterhouseCoopers LLP for professional services rendered under "Audit-Related Fees" above.

Tax Fees. The aggregate fees billed for the years ended December 31, 2012 and 2011 were for tax advisory and tax compliance services related to tax research and tax planning services in foreign countries in which we do business, the review of research and development credits and net operating loss carryover, and services related to our tax returns, including our subsidiaries.

All Other Fees. For the years ended December 31, 2012 and 2011, the aggregate fees billed were for annual subscription of on-line library of authoritative accounting and auditing literature.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the audit committee pre-approves both the type of services to be provided by PricewaterhouseCoopers LLP and the estimated fees related to these services.

During the approval process, the audit committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations.

Throughout the year, our audit committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Required Vote

Ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your audit committee will review its future selection of our independent registered public accountants.

Our Board recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4, and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4, and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year ended December 31, 2012, except Mr. Yeung had a late Form 4 filing, and Mr. Roach had a late Form 3 filing.

STOCKHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2014 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Secretary no later than December 26, 2013. Proposals we receive after that date will not be included in the Proxy Statement. We urge stockholders to submit proposals by Certified Mail—Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2014 Annual Meeting of Stockholders will be ineligible for presentation at the 2014 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Secretary of Inphi at the principal executive offices of Inphi. Under our bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, us not less than 90 nor more than 120 days prior to the next Annual Meeting of Stockholders; provided, however, that in the event that if we did not hold an annual meeting in the prior year or if the date of the annual meeting is more than 30 days before or after the anniversary date of the prior year's annual meeting, we must receive the stockholder's notice by the close of business on the later of 90 days prior to the annual meeting and the 10th day after the day we provided such public disclosure of the meeting date.

The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on our books, of the stockholder proposing such business; (c) the class and number of shares of our securities that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Inphi stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our annual report or proxy statement mailed to you, please submit a request to our Secretary at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054, or call our Investor Relations department at (408) 217-7300 and we will promptly send you what you have requested. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

OTHER MATTERS

Our Board does not know of any other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

/s/ John Edmunds
John Edmunds
Chief Financial Officer and Secretary

Santa Clara, California
April 25, 2013

Inphi's 2012 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to Inphi Corporation at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054, Attention: Investor Relations. The request must include a representation by the stockholder that as of April 13, 2013, the stockholder was entitled to vote at the Annual Meeting.

Appendix A

**AMENDMENT TO
INPHI CORPORATION
2010 STOCK INCENTIVE PLAN**

In accordance with Section 19(b) of the Inphi Corporation 2010 Stock Incentive Plan, as restated and amended to date (the "Plan"), the Plan is hereby further amended as follows:

1. Section 5(a) of the Plan is hereby amended and restated in its entirety as follows, effective April 19, 2013:

"*(a) Basic Limitation.* Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. The aggregate number of Shares authorized for issuance as Awards under the Plan shall not exceed 3,000,000 Shares, plus (x) any Shares subject to outstanding options or forfeiture restrictions under the Company's 2000 Stock Option/Stock Issuance Plan (the "Predecessor Plan") on the effective date of this Plan that are subsequently forfeited or terminated for any reason before being exercised and any reserved shares not issued or subject to outstanding grants under the Predecessor Plan on the effective date of this Plan, such number of additional Shares not to exceed an aggregate of 1,000,000 Shares, and (y) an annual increase on the first day of each fiscal year beginning in 2011 and ending in 2020, in an amount equal to the lesser of (i) 3,000,000 Shares, (ii) 5% of the outstanding Shares on the last day of the immediately preceding year or (iii) an amount determined by the Board. No more than 10,000,000 Shares may be delivered in the aggregate pursuant to the exercise of ISOs granted under the Plan plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Section 5(c). The limitations of this Section 5(a) shall be subject to adjustment pursuant to Section 11. The number of Shares that are subject to Options or other Awards outstanding at any time under the Plan shall not exceed the number of Shares which then remain available for issuance under the Plan. The Company shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. ."

To record the amendment of the Plan, Inphi Corporation has executed this document this 18th day of April, 2013.

INPHI CORPORATION

By: ______________________________

Title: Chief Financial Officer and Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNUAL MEETING OF STOCKHOLDERS OF

INPHI CORPORATION

May 24, 2013

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at
http://investors.inphi.com/phoenix.zhtml?c=237726&p=irol-irhome

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

20230300000000000000 4 052413

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Class III Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Chenming C. Hu
○ Sam S. Srinivasan

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Approval of an Amendment to the 2010 Stock Incentive Plan	☐	☐	☐
3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants	☐	☐	☐

4. In their discretion, the proxies are authorized to vote upon such other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF STOCKHOLDERS OF

INPHI CORPORATION

May 24, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://investors.inphi.com/phoenix.zhtml?c=237726&p=irol-irhome

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230300000000000000 4   052413

BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Class III Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
○ Chenming C. Hu
○ Sam S. Srinivasan

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Approval of an Amendment to the 2010 Stock Incentive Plan	☐	☐	☐
3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants	☐	☐	☐

4. In their discretion, the proxies are authorized to vote upon such other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

INPHI CORPORATION

This proxy is solicited by the Board of Directors
for use at the Annual Meeting of Stockholders of Inphi Corporation on May 24, 2013.

The undersigned hereby constitute(s) and appoint(s) Ford Tamer and John Edmunds, and each of them, proxy holders of the undersigned, with full power of substitution in each, to represent the undersigned and to vote all shares of common stock of Inphi Corporation that the undersigned is entitled to vote at the Annual Meeting of Stockholders of Inphi Corporation to be held on May 24, 2013 and at any adjournments thereof, upon matters referred to in the Notice of the 2013 Annual Meeting of Stockholders of Inphi Corporation and related Proxy Statement and in their discretion upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

You are encouraged to specify your choice by marking the appropriate box on the reverse side. Shares represented by this proxy will be voted as directed by the stockholder. IF NO SUCH DIRECTIONS ARE INDICATED, THE PROXIES WILL HAVE AUTHORITY TO VOTE FOR THE ELECTION OF CLASS III DIRECTORS, FOR PROPOSAL 2 AND FOR PROPOSAL 3 AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING. The proxies cannot vote your shares unless you sign and return this card.

(Continued and to be signed on the reverse side.)